HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2008 MAR 31 P 5:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

[redacted]

08001565

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	27.03.08

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of February 29, 2008 (English version), the Press Release "Henning Rasche becomes CEO of Essen Hyp" (German and English version) and Essen Hyp´s Annual Report 2007 (German version).

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

PROCESSED
APR 04 2008
THOMSON FINANCIAL

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

PRESSEMITTEILUNG

RECEIVED
2008 MAR 31 P 5:09
ICE OF INTERNATIONAL
CORPORATE FINANCE

HYPOTHEKENBANK IN ESSEN AG

EURO HYPO

13. März 2008

Henning Rasche übernimmt Vorstandsvorsitz bei der Essen Hyp

Essen/Eschborn. Henning Rasche (55), im Vorstand der Eurohypo für das Staatsfinanzierungsgeschäft zuständig, übernimmt ab sofort in Personalunion auch den Vorstandsvorsitz bei der Hypothekenbank in Essen. Dies hat der Aufsichtsrat der Essen Hyp auf seiner Sitzung am 13. März beschlossen.

Wie bereits mitgeteilt, wird die Essen Hyp rückwirkend zum 1. Januar auf die Eurohypo verschmolzen. Das erweiterte Staatsfinanzierungsgeschäft liegt im Vorstand der Eurohypo in der Verantwortung von Henning Rasche. Mit der Berufung zum Vorsitzenden des Vorstandes der Hypothekenbank in Essen sind auch die formalen Voraussetzungen dafür geschaffen, die Integration effizient zu gestalten.

Seine Kollegen im Vorstand der Essen Hyp bleiben Wolfgang Groth (zuständig für das Kapitalmarktgeschäft) und Burkhard Dallosch (für Finanzen und Marktfolge).

Presse und Öffentlichkeitsarbeit Eurohypo
Gisela Brandhoff
Telefon 069.2548 21316
gisela.brandhoff@eurohypo.com

Hypothekenbank in Essen
Dr. Gregor Stricker
Telefon 0201. 8135 437
gregor.stricker@essenhyp.com

03/13/2008
Henning Rasche becomes CEO of Essen Hyp

Eschborn. Henning Rasche (55), responsible on Eurohypo's Board of Managing Directors for its Public Finance division, will also assume in a dual role the managing directorship at Hypothekenbank in Essen with immediate effect. Essen Hyp's Supervisory Board passed this resolution at its meeting on 13 March.

As already communicated, Essen Hyp will be retroactively merged with Eurohypo as of 1 January. Henning Rasche is responsible for the expanded Public Finance division on Eurohypo's Board of Managing Directors. The formal requirements for the efficient integration of both organisations have thus also been met with his appointment as Chairman of the Board of Managing Directors of Hypothekenbank in Essen.

Wolfgang Groth (responsible for the Capital Markets division) and Burkhard Dallosch (for Finance and Back Office) will continue to be his colleagues on the Board of Managing Directors at Essen Hyp.

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RECEIVED
2008 MAR 31 P 5:20
FICE OF INTERNATIONAL
CORPORATE FINANCE

PFANDBRIEFE:
Attractive Essen Hyp Pfandbriefe based on a first class cover pool.

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Essen Hyp to be merged with Eurohypo

Commerzbank aims for top two position in European Public Finance
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CREDIT RESEARCH
Last update: Feb 2008
» overview

SEC 28 PfandBG
Last update: Dec 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

RATINGS	S & P	MOODY'S	FITCH RATINGS
Public-sector Pfandbriefe	A A A	A a a	A A A
Mortgage Pfandbriefe	not rated	A a a	A A A
Long-term counterparty	A (outlook stable)	A1 (outlook stable)	A (outlook stable)

HYPOTHEKENBANK IN ESSEN AG PRESS RELEASES

> NOVEMBER 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of September 30, 2007" **» more**

> AUGUST 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of June 30, 2007" **» more**

vdp-Pfandbrief Curve



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ESSEN HYP

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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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CREDIT RESEARCH
Last update: Feb 2008
» overview

SEC 28 PfandBG
Last update: Dec 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

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Investor Relations

Ratings and Analyses (as of: February 14, 2008)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aaa	AAA
Long-term counterparty rating	A (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-1	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A	A1	not rated
- Subordinated Debt	A-	A2	not rated
Commercial Paper Program	A-1	P-1	not rated
Financial Strength	not rated	C-	C

Rating Reports

- ▷ Standard & Poor's — Bank Credit Report as of June 13, 2007
- ▷ Moody's — Credit Opinion as of May 18, 2007; Rating Action as of May 14, 2007
- ▷ Fitch Ratings — Credit Update as of November 06, 2007

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CREDIT RESEARCH
Last update: Feb 2008
» **overview**

SEC 28 PfandBG
Last update: Dec 2007
» **Sec. 28 (1) (1-3) PfandBG**
» **Sec. 28 (2) (1a) PfandBG**
» **Sec. 28 (2) (1b,c) PfandBG**
» **Sec. 28 (2) (2) PfandBG**
» **Sec. 28 (3) (1) PfandBG**
» **Sec. 28 (3) (2) PfandBG**
» **Archive**

BONDS & NOTES
» **Medium Term Notes in € (EMTN)**
» **Medium Term Notes in A$ (AMTN)**

INTERNATIONAL REAL ESTATE FINANCE:
» **Europe and North America**

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Financial Reports

Annual Reports / Interim Reports
On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Annual Report 2006 (English version) pdf
- Press Release Annual Report 2006 (English version) pdf

- Annual Report 2005 (English version) pdf
- Press Release Annual Report 2005 (English version) pdf

- Annual Report 2004 (English version) pdf
- Press Release Annual Report 2004 (English version) pdf

- Annual Report 2003 (English version) pdf
- Press Release Annual Report 2003 (English version) pdf

- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

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CREDIT RESEARCH
Last update: Feb 2008
» overview

SEC 28 PfandBG
Last update: Dec 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

ESSEN HYP

Order Service

These items are available:

- ☐ Annual Report 2006 English (Download as PDF)
- ☐ Annual Report 2006 German (Download as PDF)

- ☐ Annual Report 2005 English (Download as PDF)
- ☐ Annual Report 2005 German (Download as PDF)

- ☐ Annual Report 2004 English (Download as PDF)
- ☐ Annual Report 2004 German (Download as PDF)

- ☐ Annual Report 2003 English (Download as PDF)
- ☐ Annual Report 2003 German (Download as PDF)

- ☐ Annual Report 2002 English (Download as PDF)
- ☐ Annual Report 2002 German (Download as PDF)

- ☐ Annual Report 2001 English (Download as PDF)
- ☐ Annual Report 2001 German (Download as PDF)

- ☐ Annual Report 2000 English (Download as PDF)
- ☐ Annual Report 2000 German (Download as PDF)

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Last update: Feb 2008
» overview

SEC 28 PfandBG
Last update: Dec 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

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Credit Research

Overview

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Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report (PDF)

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans

CREDIT RESEARCH
Last update: Feb 2008
» overview

SEC 28 PfandBG
Last update: Dec 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

- Risk Report (PDF)
- Value at risk
- Worst case scenario
- Grundsatz I
- Grundsatz II

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

- Loans with a LTV > 60%

Breakdown of new lending commitments

- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Rated by IFR Crystal Clear

All figures are updated periodically (see overview of updates). Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	12.2007
Section 28 (2) (1a) PfandBG	quarterly	12.2007
Section 28 (2) (1b,c) PfandBG	quarterly	12.2007
Section 28 (2) (2) PfandBG	quarterly	12.2007
Section 28 (3) (1) PfandBG	quarterly	12.2007
Section 28 (3) (2) PfandBG	quarterly	12.2007
Archive	quarterly	09.2007
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	02.2008
by borrowers and regions	monthly	02.2008
by countries	monthly	02.2008
by risk weighting	monthly	02.2008
Cover pool at market value		
Development/ Stress scenario	monthly	02.2008
Surplus cover	monthly	02.2008
Breakdown of new lending commitments		
by rating	monthly	02.2008
by borrowers and regions	monthly	02.2008
by countries	monthly	02.2008

by risk weighting	monthly	02.2008
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	02.2008
by borrowers and regions	monthly	02.2008
by countries	monthly	02.2008
by risk weighting	monthly	02.2008
Breakdown of new lending commitments		
by rating	monthly	02.2008
by borrowers and regions	monthly	02.2008
by countries	monthly	02.2008
by risk weighting	monthly	02.2008
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	12.2007
foreign loans by type of property, country and LTV	quarterly	12.2007
Cover pool at market value		
Development/ Stress scenario	monthly	02.2008
Surplus cover	monthly	02.2008
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	02.2008
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	12.2007
foreign loans by type of property, country and LTV	quarterly	12.2007
Derivatives		
Counterparty ratings	monthly	02.2008
Yield curve distribution	monthly	02.2008
Risk Management		
Value-at-risk	monthly	02.2008

Value at risk	monthly	02.2008
Worst-case scenario	monthly	02.2008
Grundsatz I	monthly	02.2008
Grundsatz II	monthly	02.2008

Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Mortgage Pfandbriefe	5,143.4	4,582.2	5,037.8	4,538.2	4,838.3	4,364.7
Cover assets	5,626.9	4,826.3	5,620.1	4,749.4	5,346.9	4,497.9
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	555.1	417.3	561.7	503.1	500.9	436.0
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	24.7	-
Surplus cover	483.5	244.1	582.3	211.2	483.9	133.2

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Dec 31, 2007				Dec 31, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	385.8	2,755.4	1,655.2	347.0	998.8	2,022.8	1,287.6	273.0
Cover assets	394.0	1,743.9	2,512.4	976.6	513.7	1,143.0	2,534.1	635.5
of which: additional cover*	0.7	3.3	4.9	546.2	102.3	-	-	315.0

in EUR m

b) Total amount outstanding Nominal value Present value Risk-adjusted present value

b) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Dec 31, 2007	**Dec 31, 2006**	**Dec 31, 2007**	**Dec 31, 2006**	**Dec 31, 2007**	**Dec 31, 2006**
Public-sector Pfandbriefe / liabilities derivates	64,061.2	74,259.8	62,641.7	73,086.1	61,171.8	71,244.5
of which: derivatives	-	-		-		-
of which: derivatives (%)	-	-	-	-	-	-
Cover assets	66,105.1	76,342.1	65,872.0	77,318.7	63,947.6	74,946.7
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	5,976.8	5,920.0	5,526.2	5,628.9	5,440.3	5,509.9
of which: further cover assets	345.0	250.0	334.9	250.0	323.3	249.9
deduction: currency scenario	-	-	-	-	137.8	123.8
Surplus cover	2,043.9	2,082.3	3,230.3	4,232.6	2,638.0	3,578.4

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Dec 31, 2007**				**Dec 31, 2006**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	16,391.8	36,979.0	7,559.5	3,130.9	14,778.9	45,585.4	10,926.4	2,969.1
of which: derivatives	-		-	-	-	-	-	-
Cover assets	11,894.7	24,226.8	22,423.7	7,559.9	18,787.4	25,156.9	23,134.9	9,262.9
of which: additional cover*	-	1,611.3	3,764.9	600.6	-	852.6	4,431.9	635.4
of which: further cover assets	-	105.0	240.0	-	250.0	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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Pfandbrief Act

>Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Dec 31, 2007	**Dec 31, 2006**
<= € 300,000	3,953.3	3,272.4
> € 300,000 - € 5,000,000	368.7	367.9
> € 5,000,000	749.8	768.7
Total amount	**5,071.8**	**4,409.0**

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Dec 31, 2007		Dec 31, 2006	
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	806.5	-	657.8
Detached and semi-detached houses	-	2,978.9	-	2,496.0
Apartment buildings	-	401.6	-	350.6
Office	282.4	-	353.2	-
Retail	236.5	-	244.6	-
Industrial	54.7	-	54.2	-
Other commercial properties	94.0	-	64.1	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**667.6**	**4,187.0**	**716.0**	**3,504.3**

in EUR m

	Mortgage loans serving as cover			
	Dec 31, 2007		Dec 31, 2006	
	Commercial	Residential	Commercial	Residential
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses		0.0		0.0

Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	69.6	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**69.6**	**0.0**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Dec 31, 2007		Dec 31, 2006	
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Dec 31, 2007		Dec 31, 2006	
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Off[illegible]	[illegible]		[illegible]	

Office	0.1	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	19.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**19.1**	**0.0**	**61.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Dec 31, 2007		Dec 31, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	40.2	-	49.1	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**40.2**	**0.0**	**49.1**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Dec 31, 2007		Dec 31, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
Switzerland				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	87.8	-	0.0	-
Retail	0.0	-	0.0	-

Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Switzerland	**87.8**	**0.0**	**0.0**	**0.0**
Total	**884.3**	**4,187.5**	**929.1**	**3,501.9**

ESSEN HYP

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly.

in EUR m

Total amount of payments in arrears for more than 90 days	**Dec 31, 2007**	**Dec 31, 2006**
Germany	0.0	0.0
Total	**0.0**	**0.0**

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Austria		
Government	0.0	0.0
Regional authorities	125.2	124.5
Local authorities	0.0	0.0
Other borrowers	1,955.2	1,523.5
Total	**2,080.4**	**1,648.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Belgium		
Government	250.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	115.0	90.0
Total	**365.0**	**90.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Canada		
Government	0.0	0.0
Regional authorities	[illegible]	[illegible]

Regional authorities	405.4	477.6
Local authorities	38.1	0.0
Other borrowers	428.0	173.3
Total	**871.5**	**650.9**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**99.5**	**99.5**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Czech Republic		
Government	127.3	145.6
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**127.3**	**145.6**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.5	242.0
Total	**271.5**	**242.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Finland		

Finland		
Government	0.0	450.9
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	99.0	169.0
Total	**99.0**	**619.9**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	9.2	9.6
Other borrowers	1,103.5	1,168.5
Total	**1,115.2**	**1,180.6**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Germany		
Government	901.9	6,939.1
Regional authorities	25,571.0	28,357.2
Local authorities	2,064.7	2,148.4
Other borrowers	17,972.7	19,074.3
Total	**46,510.3**	**56,519.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	194.0	190.6
Other borrowers	540.6	881.4
Total	**734.6**	**1,072.0**

Assets serving as cover in EUR m

	Dec 31, 2007	Dec 31, 2006
Greece		
Government	742.5	157.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	**777.5**	**192.5**

Assets serving as cover in EUR m

	Dec 31, 2007	Dec 31, 2006
Hungary		
Government	232.2	235.2
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	**282.2**	**285.2**

Assets serving as cover in EUR m

	Dec 31, 2007	Dec 31, 2006
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	213.4	251.4
Total	**213.4**	**251.4**

Assets serving as cover in EUR m

	Dec 31, 2007	Dec 31, 2006
Ireland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.7	215.0
Total	**271.7**	**215.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Italy		
Government	833.6	2,225.9
Regional authorities	794.4	1,086.0
Local authorities	290.6	341.2
Other borrowers	192.9	0.0
Total	**2,111.5**	**3,653.2**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Japan		
Government	6.1	0.0
Regional authorities	114.3	87.0
Local authorities	66.3	0.0
Other borrowers	0.0	0.0
Total	**186.7**	**87.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Latvia		
Government	0.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**45.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Lithunia		
Government	0.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**39.0**

Total	0.0	[illegible]

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	200.5	144.5
Total	**200.5**	**144.5**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	192.5	95.0
Total	**192.5**	**95.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Poland		
Government	533.9	516.2
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**533.9**	**516.2**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Portugal		
Government	1,000.0	1,470.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0

Other borrowers	0.0	0.0
Total	**1,000.0**	**1,470.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Slovak Republic		
Government	212.5	232.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**212.5**	**232.5**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Slovenia		
Government	166.9	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**166.9**	**0.0**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Spain		
Government	0.0	0.0
Regional authorities	1,782.3	1,953.3
Local authorities	91.0	10.0
Other borrowers	1,743.5	2,200.4
Total	**3,616.8**	**4,163.7**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Sweden		
Government	0.0	0.0
Regional authorities	0.0	0.0

Local authorities	257.0	312.4
Other borrowers	40.0	0.0
Total	**297.0**	**312.4**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Switzerland		
Government	0.0	0.0
Regional authorities	314.3	211.6
Local authorities	82.2	84.6
Other borrowers	350.3	150.0
Total	**746.8**	**446.2**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	89.1	1.9
Other borrowers	417.0	472.0
Total	**506.1**	**473.9**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
United Staates		
Government	330.4	79.7
Regional authorities	568.4	312.6
Local authorities	919.5	632.4
Other borrowers	645.3	427.2
Total	**2,463.6**	**1,451.9**

	Assets serving as cover in EUR m	
	Dec 31, 2007	**Dec 31, 2006**
Others		
Government	0.0	0.0

Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	51.2	0.0
Total	**51.2**	**0.0**
Total amount	**66,105.1**	**76,342.1**

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG)**.

Total amount of payments in arrears for more than 90 days in EUR m

	Dec 31, 2007	**Dec 31, 2006**
Country	0.0	0.0
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**0.0**

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

September 30, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

June 30, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

March 31, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 29.02.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	19,035	29.97
AA+ / Aa1 / AA+	7,199	11.33
AA / Aa2 / AA	5,300	8.34
AA- / Aa3 / AA-	12,184	19.18
A+ / A1 / A+	4,302	6.77
A / A2/ A	3,032	4.77
A- / A3 / A-	1,149	1.81
BBB+ / Baa1 / BBB+	554	0.87
BBB / Baa2 / BBB	91	0.14
Without rating *	10,689	16.82
Total	**63,535**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	5,955	9.36
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	3,746	5.90
Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU	722	1.14

member states and EU institutions.	[illegible]	[illegible]
Others	266	0.42
Total	**10,689**	**16.82**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 63,535 m

Information as permitted
by banking confidentiality.

29.02.2008

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
30.64%
13.54%
Credit institutions governed by public law and savings banks
6.12%
Public-sector credit institutions with special tasks (risk weighting of 0)
10.79%
38.91%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	24,722	38.91
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	3,886	6.12

Public-sector credit institutions with special tasks (risk weighting of 0)	6,854	10.79
Credit institutions governed by public law and savings banks	8,603	13.54
Foreign territorial authorities and institutions governed by public law	19,470	30.64
Total	**63,535**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 63,535 m

Information as permitted by banking confidentiality.	29.02.2008
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	228
Laender (individual German Federal States)	24,494
Total	**24,722**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 63,535 m

Information as permitted by banking confidentiality.	29.02.2008
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	251
Bavaria	122
Berlin	0
Brandenburg	0
Bremen	20
Hamburg	516
Hesse	289
ower Saxony	815
Mecklenburg-Western Pomerania	24
North Rhine-Westphalia	1,274
Rhineland-Palatinate	104
Saarland	76
Saxony	8
Saxony-Anhalt	1
Schleswig-Holstein	370
Thuringia	16
[illegible]	[illegible]

Total	**3,886**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 63,535 m

Information as permitted by banking confidentiality.	29.02.2008
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	6,854
Total	**6,854**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 63,535 m

Information as permitted by banking confidentiality.	29.02.2008
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	3,878
Savings banks in	in Euro m
Baden-Wuerttemberg	1,059
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,183
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	380
Mortgage loans guaranteed by the public-sector	3
Total	**8,603**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 63,535 m

Information as permitted by banking confidentiality.	29.02.2008
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,616
EU member states	4,366
EU regional governments	2,702
EU member states, cities and municipalities	923
Loans guaranteed by EU member states	1,178
EU institutions	24
Subtotal	14,809
Other Foreign Loans	**in Euro m**
Public-sector banks	1,413
States	325
Regional governments	1,388
cities and municipalities	1,104
Loans guaranteed by foreign states	431
Subtotal	4,661
Total	**19,470**

Public-sector loans

Breakdown of cover pool by countries

29.02.2008

by countries	in Euro m	in %
Austria	2,313	3.65
Belgium	365	0.57
Canada	854	1.34
Cyprus	100	0.16
Czech Republic	109	0.17
Denmark	257	0.40
Finland	99	0.16
France	1,115	1.75
Germany	44,065	69.37
Great Britain	617	0.97
Greece	778	1.22
Hungary	281	0.44
Iceland	211	0.33
Ireland	272	0.43
Italy	2,093	3.30
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	144	0.23
Norway	193	0.30

Poland	534	0.84
Portugal	1,000	1.57
Slovak Republic	212	0.33
Slovenia	167	0.26
Spain	3,556	5.61
Sweden	298	0.47
Switzerland	764	1.20
The Netherlands	505	0.79
The United States	2,392	3.76
Others	241	0.38
Total	**63,535**	**100.00**

Public-sector loans

Breakdown of cover pool by risk weighting

		29.02.2008
Risk weighting	**in Euro m**	**in %**
0%	43,632	68.67
10%	410	0.65
20%	19,493	30.68
100%	0	0.00
Total	**63,535**	**100.00**

Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
29.02.2008	63,914.43	61,068.55	2,845.88	4.66	2,245.53	3.77	3,303.90	5.28
31.01.2008	64,956.74	61,651.48	3,305.26	5.36	2,708.51	4.50	3,749.25	5.93
31.12.2007	65,872.00	62,641.74	3,230.26	5.16	2,638.02	4.31	3,670.12	5.72
30.11.2007	66,808.94	63,616.70	3,192.24	5.02	2,590.11	4.17	3,659.73	5.61
31.10.2007	66,969.22	64,113.48	2,855.74	4.45	2,296.92	3.67	3,279.61	4.99
30.09.2007	67,654.23	64,151.12	3,503.11	5.46	2,964.39	4.74	3,966.92	6.03
31.08.2007	68,807.74	65,364.84	3,442.90	5.27	2,970.09	4.66	3,763.91	5.61
31.07.2007	68,776.54	65,138.57	3,637.97	5.58	3,167.10	4.99	4,065.11	6.08
30.06.2007	72,309.82	68,660.80	3,649.02	5.31	3,060.67	4.57	4,250.65	6.04
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06
30.04.2007	74,658.88	71,025.80	3,633.08	5.12	3,088.26	4.46	4,236.12	5.81
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
29/02/2008	61,715.30	63,534.67	1,819.37	2.90	53.90	0.10	3.00
31/01/2008	62,382.30	64,521.50	2,139.20	3.40	80.50	0.10	3.10
31/12/2007	64,061.15	66,105.07	2,043.92	3.20	103.40	0.20	3.40
30/11/2007	64,865.76	66,775.63	1,909.87	2.90	53.90	0.10	3.00
31/10/2007	65,560.74	67,068.82	1,508.08	2.30	52.40	0.10	2.40
30/09/2007	66,230.50	68,340.88	2,110.38	3.20	57.10	0.10	3.30
31/08/2007	66,934.00	69,026.33	2,092.33	3.10	135.20	0.20	3.30
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905,80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50
30/04/2007	72,921.37	74,773.94	1,852.57	2.50	755.30	1.0	3.50
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 29.02.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2/ A	0	0.00
A- / A3 / A-	0	0.00
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	11	100.00
Total	**11**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	0	0.00
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	11	0.00
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. **29.02.2008**

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
0.00%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
100%
0.00%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
0.00%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
0.00%

by borrowers	**in Euro m**	**in %**
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	0	0.00
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	11	100.00
Public-sector credit institutions with special tasks (risk weighting of 0)	0	0.00
Credit institutions governed by public law and savings banks	0	0.00

Credit institutions governed by public law and savings banks	0	0.00
Foreign territorial authorities and institutions governed by public law	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**29.02.2008**
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	in Euro m
Federal Government of Germany	0
Federal Government's Special Fund	0
Laender (individual German Federal States)	0
Total	0

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**29.02.2008**
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	2
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	9
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	11

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**29.02.2008**
Public-sector credit institutions with special tasks (risk weighting of 0)	in Euro m
special public sector banks (solva 0)	0
Total	**0**

Public-sector loans

Breakdown of new lending commitments by borrowers and regions

Information as permitted by banking confidentiality.	**29.02.2008**
Credit institutions governed by public law and savings banks	in Euro m
Public-sector banks and Private banks/ financial institution	0
Savings banks in	in Euro m
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	0
Rhineland-Palatinate	0
Saxony	0
Schleswig-Holstein	0
Total	**0**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	29.02.2008
Loans within EU	**in Euro m**
Public-sector banks in EU member states	0
EU member states	0
EU regional governments	0
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	0
EU institutions	0
Subtotal	0
Other Foreign Loans	**in Euro m**
Public-sector banks	0
States	0
Regional governments	0
Foreign member states, cities and municipalities	0
Loans guaranteed by foreign states	0
Subtotal	0
Total	**0**

Public-sector loans - Breakdown of new lending commitments

by countries

29.02.2008

by countries	in Euro m	in %
Austria	0	0.00
Belgium	0	0.00
Canada	0	0.00
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	0	0.00
Estonia	0	0.00
Finland	0	0.00
France	0	0.00
Great Britain	0	0.00
Germany	11	100.00
Greece	0	0.00
Hungary	0	0.00
Iceland	0	0.00
Ireland	0	0.00
Italy	0	0.00
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	0	0.00

Norway	0	0.00
Poland	0	0.00
Portugal	0	0.00
Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	0	0.00
Sweden	0	0.00
Switzerland	0	0.00
The Netherlands	0	0.00
The United States	0	0.00
Others	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

29.02.2008

Risk weighting	in Euro m	in %
0%	11	100.00
10%	0	0.00
20%	0	0.00
Total	**11**	**100.00**

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
29/02/2008	52.2	42.8
31/01/2008	44.9	42.8
31/12/2007	33.3	42.6
30/11/2007	40.1	42.6
31/10/2007	36.3	42.6
30/09/2007	37.3	42.6
31/08/2007	40.7	42.6
31/07/2007	30.8	42.6
30/06/2007	30.9	42.6
31/05/2007	33.9	42.6
30/04/2007	56.4	42.6
31/03/2007	42.1	42.6
28/02/2007	42.6	42.6
31/01/2007	43.7	42.6

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
29/02/2008	29.1	33.0
31/01/2008	30.0	33.0
31/12/2007	36.9	45.6
30/11/2007	40.7	45.6
31/10/2007	38.6	45.6
30/09/2007	39.5	45.6
31/08/2007	44.3	45.6
31/07/2007	40.3	45.6
30/06/2007	42.3	45.6
31/05/2007	45.7	45.6
30/04/2007	53.7	45.6
31/03/2007	50.4	45.6
28/02/2007	48.8	45.6
31/01/2007	50.2	45.6

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
29/02/2008	4.0	8.7	8.0	12.6
31/01/2008	4.0	8.7	8.0	12.7
31/12/2007	4.0	8.6	8.0	12.5
30/11/2007	4.0	8.0	8.0	12.0
31/10/2007	4.0	8.0	8.0	12.0
30/09/2007	4.0	7.9	8.0	11.9
31/08/2007	4.0	7.8	8.0	11.9
31/07/2007	4.0	7.8	8.0	11.9
30/06/2007	4.0	7.7	8.0	11.9
31/05/2007	4.0	7.6	8.0	11.7
30/04/2007	4.0	7.6	8.0	11.7
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
29/02/2008	1.14	1.0
31/01/2008	1.20	1.0
31/12/2007	1.46	1.0
30/11/2007	1.13	1.0
31/10/2007	1.88	1.0
30/09/2007	1.67	1.0
31/08/2007	1.07	1.0
31/07/2007	1.16	1.0
30/06/2007	1.03	1.0
31/05/2007	1.24	1.0
30/04/2007	1.50	1.0
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 29.02.2008

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	30.0	0.07	1,319.1	2.76	2,464.5	3.45	3,813.6	2.34
Double A	19,612.6	44.90	23,990.2	50.21	27,325.6	38.26	70,928.4	43.55
Single A	24,037.0	55.03	22,466.7	47.03	41,622.1	58.29	88,125.8	54.11
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	**43,679.6**	**100.00**	**47,776.0**	**100.00**	**71,412.2**	**100.00**	**162,867.8**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

29.02.2008

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	41,431.6	94.85	43,342.0	90.72	64,598.1	90.46	149,371.7	91.71
Swaptions	0.0	0.00	440.6	0.92	526.0	0.74	966.6	0.59
Other interest rate derivatives	0.0	0.00	0.0	0.00	0.00	0.00	0.0	0.00
Currency swaps	2,248.0	5.15	3,993.4	8.36	5,363.1	7.50	11,604.5	7.13
Credit default swaps	0.00	0.00	0.0	0.00	925.0	1.30	925.0	0.57
Total	**43,679.6**	**100.00**	**47,776.0**	**100.00**	**71,412.2**	**100.00**	**162,867.8**	**100.00**

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Investor Relations

Ratings and Analyses (as of: February 14, 2008)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aaa	AAA
Long-term counterparty rating	A (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-1	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A	A1	not rated
- Subordinated Debt	A-	A2	not rated
Commercial Paper Program	A-1	P-1	not rated
Financial Strength	not rated	C-	C

Rating Reports

▷ Standard & Poor's	Bank Credit Report as of June 13, 2007
▷ Moody's	Credit Opinion as of May 18, 2007 Rating Action as of May 14, 2007
▷ Fitch Ratings	Credit Update as of November 06, 2007

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;

new issues and increases are to be marked to the market at all times;

as a rule, increases are to be launched by the laid down minimum number of market makers.

The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

Published on our Credit Research sites

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CREDIT RESEARCH
Last update: Feb 2008
» overview

SEC 28 PfandBG
Last update: Dec 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

New public-sector lending commitments	X
New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 29.02.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	91	10.22
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	26	2.92
AA- / Aa3 / AA-	40	4.49
A+ / A1 / A+	97	10.90
A / A2 / A	444	49.89
A- / A3 / A-	165	18.54
BBB+ / Baa1 / BBB+	15	1.69
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	12	1.35
Total	**890**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	12	1.35

Other (e.g. financial institutions)	12	1.35
Total	**12**	**1.35**

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Breakdown of non-cover assets

by borrowers

29.02.2008

by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	33	3.71
International credit institutions	207	23.26
Other foreign financial institutions (guaranteed by national or international credit institutions)	559	62.81
Others	91	10.22
Total	**890**	**100.00**

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Breakdown of non-cover assets

by countries

29.02.2008

by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	25	2.81
France	0	0.00
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	116	13.03
Ireland	153	17.19
Italy	0	0.00
Spain	137	15.39
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**431**	**48.42**
Non EU member states in Western Europe	12	1.35
Others	447	50.23
Total	**890**	**100.00**

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Breakdown of non-cover assets

by risk weighting

29.02.2008

Risk weighting	in Euro m	in %
0%	18	2.02
10%	0	0.00
20%	755	84.83
100%	117	13.15
Total	**890**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

29.02.2008

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	0	0.00
A- / A3 / A-	0	0.00
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**0**	**0.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	29.02.2008	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		29.02.2008
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**0**	**0.00**
Non EU member states in Western Europe	0	0.00
Others	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

29.02.2008

Risk weighting	**in Euro m**	**in %**
0%	0	0.00
10%	0	0.00
20%	0	0.00
100%	0	0.00
Total	**0**	**0.00**

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Breakdown of mortgage portfolio

by type of property, region and LTV

Commercial Properties in Euro m 31.12.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	567.5	31.7	197.7	22.4	199.2	48.2	60.6	28.9	47.9	25.8	875.2	34.9
	West **	470.2	26.3	268.9	30.4	57.2	13.8	19.3	16.4	50.4	27.1	597.1	23.8
	East ***	11.1	0.6	13.5	1.5	2.5	0.6	1.0	0.8	0.0	0.0	14.6	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.1	0.6	2.3	0.1
	East ***	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Factory buildings	Foreign countries	9.6	0.5	0.0	0.0	3.2	0.8	1.6	1.4	5.1	2.7	19.5	0.8
	West **	49.7	2.8	28.7	3.2	8.0	1.9	2.6	2.2	5.7	3.1	66.0	2.6
	East ***	1.6	0.1	1.6	0.2	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	83.7	4.7	0.0	0.0	44.0	10.6	12.2	10.4	34.8	18.7	174.7	7.0
	West **	294.5	16.4	199.0	22.5	34.1	8.2	2.9	2.5	4.0	2.2	335.5	13.4
	East ***	62.4	3.5	37.5	4.2	15.7	3.8	6.2	5.3	5.4	2.9	89.7	3.6
Hotels and restaurants	Foreign countries	20.7	1.2	19.0	2.1	0.0	0.0	0.0	0.0	0.0	0.0	20.7	0.8
	West **	16.0	0.9	2.6	0.3	6.9	1.7	2.2	1.9	9.1	4.9	34.2	1.4
	East ***	19.6	1.1	7.1	0.8	6.1	1.5	2.2	1.9	18.2	9.8	46.1	1.8
Other non-residential properties	Foreign countries	0.8	0.0	0.0	0.0	0.3	0.1	0.1	0.1	0.4	0.2	1.6	0.1
	West **	116.7	6.5	73.6	8.3	24.1	5.8	5.3	4.5	2.5	1.3	148.6	5.9
	East ***	11.0	0.6	10.7	1.2	3.3	0.8	0.7	0.6	0.0	0.0	15.0	0.6
Ware-houses and	Foreign countries	17.7	1.0	0.0	0.0	4.4	1.1	0.0	0.0	0.0	0.0	22.1	0.9

... exhibition buildings	West **	37.1	2.1	24.4	2.8	4.0	1.0	0.7	0.6	1.2	0.6	43.0	1.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	700.0	39.1	216.7	24.5	251.1	60.7	74.5	63.3	88.2	47.5	1,113.8	44.4
	West **	985.3	55.0	597.2	67.5	134,4	32.5	33.0	28.0	74.0	39.8	1,226.7	48.9
	East ***	105.7	5.9	70.4	8.0	28.1	6.8	10.3	8.7	23.6	12.7	167.7	6.7
	Total	**1,791.0**	**100.0**	**884.3**	**100.0**	**413.6**	**100.0**	**117.8**	**100.0**	**185.8**	**100.0**	**2,508.2**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	4.2	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	4.6	0.1
	West **	3,525.2	62.3	2,645.8	63.2	143.2	50.6	6.1	28.4	4.3	11.7	3,678.8	61.3
	East ***	473.9	8.4	333.1	8.0	27.3	9.7	1.5	7.0	0.8	2.2	503.5	8.4
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	979.6	17.3	770.0	18.4	46.0	16.3	2.7	12.6	1.7	4.6	1,030.0	17.2
	East ***	48.0	0.8	36.5	0.9	2.0	0.7	0.2	0.9	0.2	0.5	50.4	0.8
Residential construction for letting purposes	Foreign countries	25.0	0.4	0.5	0.0	8.2	2.9	1.3	6.0	0.0	0.0	34.5	0.6
	West **	506.3	9.0	361.6	8.6	49.0	17.3	7.5	34.9	19.9	54.2	582.7	9.7
	East ***	93.2	1.6	40.0	1.0	6.8	2.4	2.2	10.2	9.8	26.7	112.0	1.9
Total residential properties	Foreign countries	29.4	0.5	0.5	0.0	8.6	3.0	1.3	6.0	0.0	0.0	39.3	0.7
	West **	5,011.1	88.6	3,777.4	90.2	238.2	84.2	16.3	75.9	25.9	70.6	5,291.5	88.2
	East ***	615.1	10.9	409.6	9.8	36.1	12.8	3.9	18.1	10.8	29.4	665.9	11.1
	Total	**5,655.6**	**100.0**	**4,187.5**	**100.0**	**282.9**	**100.0**	**21.5**	**100.0**	**36.7**	**100.0**	**5,996.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	729.4	63.3	217.2	4.3	259.7	22.5	75.8	6.6	88.2	7.6	1,153.1	13.6
	West **	5,996.4	92.0	4,374.6	86.2	372.6	5.7	49.3	0.8	99.9	1.5	6,518.2	76.6
	East ***	720.8	86.5	480.0	9.5	64.2	7.7	14.2	1.7	34.4	4.1	833.6	9.8
	Total	**7,446.6**	**87.6**	**5,071.8**	**100.0**	**696.5**	**8.2**	**139.3**	**1.6**	**222.5**	**2.6**	**8,504.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.12.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	10.3	0.0	52.3	13.0	15.6	91.2	8.2
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	1.1
	England	162.3	69.6	59.3	25.7	24.2	271.5	24.4
	France	61.8	0.1	7.5	0.6	1.3	71.2	6.5
	Canada	20.2	0.0	6.7	3.4	3.4	33.7	3.0
	The Netherlands	65.4	40.2	15.1	0.0	0.0	80.5	7.2
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	1.7
	Switzerland	106.8	87.8	35.6	16.6	2.6	161.6	14.5
	Spain	64.2	0.0	15.3	0.0	0.0	79.5	7.1
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	4.8
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.8
Shops	United States	4.8	0.0	24.0	8.3	2.9	40.0	3.6
	England	55.8	0.0	12.3	0.0	24.0	92.1	8.3
	Poland	23.1	0.0	7.7	3.9	7.9	42.6	3.8
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.7
	Spain	1.7	0.0	0.0	0.0	0.0	1.7	0.2
other nonresidential properties	England	0.8	0.0	0.3	0.1	0.4	1.6	0.1
Warehouse and exhibition buildings	France	17.7	0.0	4.4	0.0	0.0	22.1	2.0

Warehouses and exhibition buildings	France	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total commercial properties	United States	15.1	0.0	76.3	21.3	18.5	131.2	11.8
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	1.2
	England	218.9	69.6	71.9	25.8	48.6	365.2	32.8
	France	98.5	19.1	11.9	0.6	1.3	112.3	10.1
	Canada	20.2	0.0	6.7	3.4	3.4	33.7	3.0
	Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.8
	The Netherlands	65.4	40.2	15.1	0.0	0.0	80.5	7.2
	Poland	40.4	0.0	9.6	3.9	7.9	61.8	5.5
	Switzerland	106.8	87.8	35.6	16.6	2.6	161.6	14.5
	Spain	65.9	0.0	15.3	0.0	0.0	81.2	7.3
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	4.8
	Total	**700.0**	**216.7**	**251.1**	**74.5**	**88.2**	**1,113.8**	**100.0**

Total in Euro m 31.12.2007

Purpose of property	***Country****	***LTV up to 60%***	***of which used as cover***	***LTV 61-80%***	***LTV 81-90%***	***LTV >90%***	***Total***	***in %***
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.5
owned houses	Austria	0.4	0.0	0.1	0.0	0.0	0.5	1.3
	France	3.8	0.0	0.3	0.0	0.0	4.1	10.4
Residential construction for letting purposes	United States	24.5	0.0	8.2	1.3	0.0	34.0	86.5
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.3
Total residential properties	Austria	0.4	0.0	0.1	0.0	0.0	0.5	1.3
	United States	24.5	0.0	8.2	1.3	0.0	34.0	86.5
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.3
	France	4.0	0.0	0.3	0.0	0.0	4.3	10.9
	Total	**29.4**	**0.5**	**8.6**	**1.3**	**0.0**	**39.3**	**100.0**

Total in Euro m 31.12.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**

Austria	51.6	0.0	2.9	0.0	0.0	54.5	4.7
United States	39.6	0.0	64.5	22.6	16.5	165.2	14.3
Belgium	8.5	0.5	2.7	1.3	0.8	13.3	1.2
England	218.9	69.6	71.9	25.8	48.6	365.2	31.7
France	102.5	19.1	12.2	0.6	1.3	116.6	10.1
Canada	20.2	0.0	6.7	3.4	3.4	33.7	2.9
Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.7
The Netherlands	65.4	40.2	15.1	0.0	0.0	80.5	7.0
Poland	40.4	0.0	9.6	3.9	7.9	61.8	5.4
Switzerland	106.8	87.8	35.6	16.6	2.6	161.6	14.0
Spain	65.9	0.0	15.3	0.0	0.0	81.2	7.0
Total	**729.4**	**217.2**	**259.7**	**75.8**	**88.2**	**1,153.1**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
29.02.2008	5,762.23	5,221.59	540.64	10.35	461.60	9.20	573.24	10.53
31.01.2008	5,713.55	5,149.19	564.36	10.96	487.03	9.85	595.97	11.10
31.12.2007	5,620.07	5,037.84	582.23	11.56	483.84	10.00	641.66	12.21
30.11.2007	6,088.40	5,347.56	740.84	13.85	584.40	11.36	874.42	15.71
31.10.2007	5,997.22	5,281.79	715.43	13.55	550.88	10.84	848.21	15.42
30.09.2007	5,995.52	5,606.67	388.85	6.94	235.68	4.36	520.81	8.94
31.08.2007	5,456.88	4,994.22	462.66	9.26	363.73	7.59	529.52	10.16
31.07.2007	5,262.30	4,547.19	715.11	15.73	598.24	13.67	806.13	17.03
30.06.2007	5,197.31	4,478.03	719.28	16.06	590.80	13.67	822.30	17.70
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58
30.04.2007	4,799.82	4,494.86	304.96	6.78	218.69	5.05	344.40	7.37
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
29/02/2008	5,232.47	5,699.71	467.24	8.93	2,157.85
31/01/2008	5,171.40	5,651.70	480.30	9.29	2,223.45
31/12/2007	5,143.38	5,626.93	483.55	9.40	2,261.46
30/11/2007	5,422.29	6,067.56	645.27	11.90	2,302.44
31/10/2007	5,372.25	6,013.37	641.12	11.93	2,257.64
30/09/2007	5,709.72	6,034.87	325.15	5.69	2,227.11
31/08/2007	5,092.59	5,423.03	330.44	6.49	2,648.08
31/07/2007	4,667.55	5,245.28	577.73	12.38	2,930.82
30/06/2007	4,617.00	5,203.27	586.27	12.70	2,927.04
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46
30/04/2007	4,573.23	4,671.03	97.80	2.14	2,920.23
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
29/02/2008	13.53
31/01/2008	13.69
31/12/2007	13.83
30/11/2007	13.87
31/10/2007	13.92
30/09/2007	13.90
31/08/2007	13.98
31/07/2007	13.50
30/06/2007	13.46
31/05/2007	13.49
30/04/2007	13.60
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.12.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	200.8	39.7	0.0	0.0	45.6	56.2	6.4	45.7	9.2	21.1	262.0	40.6
	West **	115.0	22.7	7.2	26.4	2.2	2.7	0.0	0.0	0.0	0.0	117.2	18.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	12.5	2.5	0.0	0.0	2.6	3.2	1.3	9.3	4.7	10.8	21.1	3.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	55.8	11.0	0.0	0.0	12.4	15.3	0.0	0.0	24.6	56.3	92.8	14.4
	West **	73.6	14.5	1.1	4.3	14.3	17.6	4.7	33.6	2.6	5.9	95.2	14.8
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Hotels and restaurants	Foreign countries	19.0	3.8	19.0	69.6	0.0	0.0	0.0	0.0	0.0	0.0	19.0	2.9
	West **	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential properties	Foreign countries	0.8	0.2	0.0	0.0	0.3	0.4	0.1	0.7	0.4	0.9	1.6	0.2
	West **	8.1	1.6	0.0	0.0	1.5	1.8	0.8	5.7	1.5	3.4	11.9	1.8
	East ***	11.7	2.3	0.0	0.0	0.3	0.4	0.0	0.0	0.0	0.0	12.0	1.9
Ware-	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Ware-	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
houses and exhibition	West **	8.4	1.7	0.0	0.0	1.9	2.3	0.7	5.0	0.6	1.4	11.6	1.8
buildings	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	276.4	54.6	19.0	69.6	58.3	71.9	6.5	46.4	34.2	78.3	375.4	58.2
	West **	217.8	43.0	8.3	30.4	22.5	27.7	7.5	53.6	9.5	21.7	257.3	39.9
	East ***	11.9	2.4	0.0	0.0	0.3	0.4	0.0	0.0	0.0	0.0	12.2	1.9
	Total	**506.1**	**100.0**	**27.3**	**100.0**	**81.1**	**100.0**	**14.0**	**100.0**	**43.7**	**100.0**	**644.9**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	187.3	58.5	4.9	41.9	21.7	47.5	2.5	43.9	1.1	35.5	212.6	56.8
	East ***	26.0	8.1	0.1	0.9	2.6	5.7	0.2	3.5	0.3	9.7	29.1	7.8
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	45.0	14.1	1.5	12.8	6.8	14.9	1.1	19.3	0.5	16.1	53.4	14.3
	East ***	1.2	0.4	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	1.3	0.3
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	51.4	16.1	2.6	22.2	13.4	29.3	1.4	24.6	1.2	38.7	67.4	18.0
	East ***	9.1	2.8	2.6	22.2	1.1	2.4	0.5	8.8	0.0	0.0	10.7	2.9
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	283.7	88.7	9.0	76.9	41.9	91.7	5.0	87.7	2.8	90.3	333.4	89.0
	East ***	36.3	11.3	2.7	23.1	3.8	8.3	0.7	12.3	0.3	9.7	41.1	11.0
	Total	**320.0**	**100.0**	**11.7**	**100.0**	**45.7**	**100.0**	**5.7**	**100.0**	**3.1**	**100.0**	**374.5**	**100.0**

Total mortgage loans	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
	Foreign countries	276.4	73.7	19.0	48.5	58.3	15.5	6.5	1.7	34.2	9.1	375.4	36.8
	West **	501.5	84.9	17.3	44.6	64.4	10.9	12.5	2.1	12.3	2.1	590.7	58.0
	East ***	48.2	90.4	2.7	6.9	4.1	7.7	0.7	1.3	0.3	0.6	53.3	5.2
	Total	**826.1**	**81.0**	**39.0**	**100.0**	**126.8**	**12.4**	**19.7**	**1.9**	**46.8**	**4.6**	**1,019.4**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin

** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.12.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	France	37.4	0.0	12.1	3.3	4.3	57.1	15.2
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	3.4
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	14.5
	England	58.4	0.0	19.4	1.2	1.5	80.5	21.4
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	5.1
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	2.2
	The Netherlands	24.6	0.0	5.4	0.0	0.0	30.0	8.0
Shops	England	55.8	0.0	12.4	0.0	24.6	92.8	24.7
hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	5.1
other nonresidential properties	England	0.8	0.0	0.3	0.1	0.4	1.6	0.4
Total commercial properties	France	56.4	19.0	12.1	3.3	4.3	76.1	20.3
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	14.4
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	3.4
	England	115.0	0.0	32.1	1.3	26.5	174.9	46.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	5.1
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	2.2

	The Netherlands	24.6	0.0	5.4	0.0	0.0	30.0	8.0
	Total	**276.4**	**19.0**	**58.3**	**6.5**	**34.2**	**375.4**	**100.0**

Residential Properties in Euro m 31.12.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.0	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 31.12.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	14.4
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	3.4
	France	56.4	19.0	12.1	3.3	4.3	76.1	20.3
	England	115.0	0.0	32.1	1.3	26.5	174.9	46.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	5.1
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	2.2
	The Netherlands	24.6	0.0	5.4	0.0	0.0	30.0	8.0
	Total	**276.4**	**19.0**	**58.3**	**6.5**	**34.2**	**375.4**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

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Privacy statement
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responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Contact:



Caroline Fischer
Head of Public Relations Management
Tel.: +49/201/8135-495
Fax: +49/201/8135-469
E-mail: caroline.fischer@essenhyp.com

- Press Release of Hypothekenbank in Essen AG as of November 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of September 30, 2007"
- Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"
- Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""
- Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"
- Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts
- Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors

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- ▷ Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"
- ▷ Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"
- ▷ Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"
- ▷ Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"
- ▷ Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006
- ▷ Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"
- ▷ Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"
- ▷ Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"
- ▷ Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"
- ▷ Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)
- ▷ S&P Press Release as of May 16, 2006 (PDF)
- ▷ Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005
- ▷ Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"
- ▷ Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"
- ▷ Press Archive

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Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Pfandbrief Banks.

Bonds & Notes

Our Treasury Department

Head of Capital Markets
- Jens Remmers Head of Capital Markets

Heads of Treasury Department
- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Oliver Schwarzer Deputy Head of Treasury

Capital Markets
- Elvira Stirnberg-Graumann
- Heinrich Strack

Money Markets
- Michael Leineweber
- Monika Rieks

Derivatives
- Heiko Siede
- Georg Schlüter

Trading Support
- Nico Ebert

Secretarial Support
- Elke Joachimiak
- Andrea Pehlke

Specialized Finance
- Dr. Stefan Tilch
- Claudia Retz
- Martin Hofbauer
- Björn Hofmann

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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 15.03.2008

	Increases							Ratings	
Security no	by	on	Issuing volume in €	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA
			32,292						

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: Seite 2 von 3

Security no	by	on	Issuing volume in US-$	Coupon	Maturity	Issue Date	Market makers	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A	A1
Subordinated Debt	A-	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Debt Issuance Program Prospectus 2007.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A/ A-1	A1
Mortgage *Pfandbriefe*	n.r.	Aaa
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum 2006.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360

Oliver Schwarzer
Deputy Head of Treasury
Tel.: +49 201 8135-364

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E-mail: Guenter.Pless@essenhyp.com	E-mail: Oliver.Schwarzer@essenhyp.com
Fax Treasury: +49 201 8135-399	Fax Treasury: +49 201 8135-399

Bonds & Notes

Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

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Securities Prospectus

» Debt Issuance Programme Prospectus as of May 11, 2007 (PDF)
» Debt Issuance Programme Prospectus as of April 28, 2006 (PDF)
» Debt Issuance Programme Prospectus as of October 31, 2005 (PDF)

» Annual Document for the Financial Year 2005
Pursuant to Section 10 of the German Securities Prospectus Act (WpPG) (PDF)

» Jährliches Dokument für das Geschäftsjahr 2005
nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)

» Annual Document for the Financial Year 2006
Pursuant to Section 10 of the German Securities Prospectus Act (WpPG) (PDF)

» Jährliches Dokument für das Geschäftsjahr 2006
nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)

-- Securities Prospectus 2007 --

-- Securities Prospectus 2006 --

-- Securities Prospectus 2005 --

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Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock

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exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:Monika.Rieks@essenhyp.com

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:Michael.Leineweber@essenhyp.com

Fax Treasury: +49 201 8135-399

ESSEN HYP

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Bonds & Notes

Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 1NX	250	05/07	1.250	4,25	25/04/08
Total			**1.250**		

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Bonds & Notes

Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Reuters Dealing

HYES

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just two decades. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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Company

Organization Chart

Chairman of the Board of Managing Directors
Henning Rasche

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Group Reporting

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Head: G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Head: I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

Head: H. Möller
Deputy Head: R. Kruse

- IT Compliance
- IT-Development
- IT-Production
- Organization

Company

10 Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Claims outstanding:											
Mortgage loans	108	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074	8,380
Public-sector loans	603	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249	31,248
Bonds and notes **)	31	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109	43,467
Other claims	0	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788	5,566
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667	5,242
Public-sector *Pfandbriefe*	819	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643	65,197
Other bonds and notes / other liabilities	0	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162	17,813
New lending commitments:											
Mortgage loans	135	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026	1,019
Public-sector	875	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746	8,854

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[illegible] loans	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Bonds and notes**)	31	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495	12,250
Capital and reserves:											
Subscribed capital and reserves***)	41	377	454	426	554	554	584	654	699	749	722
Profit-sharing capital	0	187	243	255	279	284	324	319	293	288	200
Subordinated liabilities	0	189	244	244	298	297	348	358	290	373	368
Balance-sheet total:	1,103	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357	89,918
Net interest and commission income:	5.0	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1	117.3
General operating expenses:											
Personnel expenses	0.8	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0	18.3
Other administrative expenses	0.7	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1	23.8
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9	2.8
Operating result:	5.1	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6	-123.3
Net income for the year:	3.1	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8	-123.6

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Henning Rasche, Frankfurt/Main (Chairman)
Wolfgang Groth, Essen
Burkhard Dallosch, Essen

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Franz-Josef Schwarzhof, Auditor, Deputy, Essen
Prof. Dr. Dr. h.c. Franz Peter Lang

Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dr. Michael Kilka
Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Advisory Council

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Dr. Axel Frhr. v. Ruedorffer
Chairman
Member of the Central Advisory Board,
Commerzbank AG, Frankfurt/Main

Dr. Alfred Tacke
Chairman of the Executive Board, Evonik Steag GmbH
Member of the Board of Managing Directors of Evonik Industries AG, Essen

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social Issues, Essen

Priv. Doz. Dr. Ulf R. Siebel †
Lawyer, Frankfurt/Main

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Heiner Helbig
Member of the Board of Managing Directors,
Hochtief Construction AG

Dr. Hans-Joachim Jacob
Auditor, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Bau und Immobilien GmbH & Co. KG, Munich

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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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Company

External Links

▷ Commerzbank
▷ vdp - Verband deutscher Pfandbriefbanken
(Association of German Pfandbrief Banks)

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Company

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Office to the Board of Managing Directors

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Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Henning Rasche (Chairman)
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG, Banking Department Retail Credit, 60261 Frankfurt/Germany (main locations: Hamburg and Rüsselsheim), with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any and all tasks relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other loan security.

Since July 2003 the Stater Deutschland GmbH & Co KG, Heussallee 18-24, 53113 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Essen, have also been responsible for the credit servicing, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

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ESSEN HYP

Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ Contact

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RECEIVED
2008 MAR 31 P 5:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20

Geschäftsbericht
2007

HYPOTHEKENBANK IN ESSEN AG

Ein Unternehmen der COMMERZBANK

1999	2000	2001	2002	2003	2004	2005	2006	2007
55.905	58.771	69.553	70.979	74.299	79.461	92.781	102.357	89.918
1.841	2.271	3.003	4.290	5.822	7.258	6.926	8.074	8.380
39.810	36.097	36.841	35.870	34.764	33.102	35.824	33.249	31.248
10.701	16.493	24.349	24.286	25.179	30.588	39.855	45.109	43.467
1.591	2.415	2.703	4.035	5.647	5.047	7.352	12.802	5.566
1.078	1.272	1.305	1.884	2.703	4.173	4.250	4.667	5.242
48.379	47.015	54.519	50.738	51.477	52.571	60.972	75.643	65.197
5.281	9.170	12.182	16.855	18.452	20.855	25.770	20.161	17.813
574	1.216	1.366	1.627	2.517	1.956	1.770	2.026	1.019
16.706	13.714	5.297	4.235	7.148	4.538	10.898	9.746	8.854
6.771	12.494	16.632	12.420	8.016	10.541	16.156	22.495	12.250
454	426	554	554	584	654	699	749	722
243	255	279	284	324	319	293	288	200
244	244	298	297	348	358	290	373	368
168,6	161,2	170,9	187,5	213,5	205,9	249,3	252,1	117,3
9,3	9,8	10,6	10,8	12,1	13,7	14,8	16,0	18,3
8,2	8,9	9,5	9,4	11,2	14,4	16,5	22,1	23,8
3,2	3,5	3,4	3,0	2,2	13,0	2,7	5,9	2,8
12,3	13,8	13,8	12,4	12,0	14,9	13,6	15,9	38,3
120,2	98,5	108,1	112,3	118,6	128,6	141,9	122,6	−123,3
64,8	66,7	72,3	76,2	81,2	91,0	103,0	96,8	−123,6

Berechnung von Prozentangaben geringfügige Abweichungen ergeben.

Angaben in Mio. €, Stand zum Jahresende	1998
Bilanzsumme	45.596
Ausleihungen	
Hypothekendarlehen	1.827
Kommunalkredite	35.873
fremde Wertpapiere	5.918
andere Forderungen	888
Begebene Schuldverschreibungen	
Hypothekenpfandbriefe	1.087
öffentliche Pfandbriefe	38.684
sonstige Schuldverschreibungen/andere Verbindlichkeiten	4.872
Neugeschäft	
Hypothekendarlehen	415
Kommunalkredite	14.856
fremde Wertpapiere	4.518
Eigenkapital	
eingezahltes Kapital und Rücklagen	377
Genussrechte	187
Nachrangige Verbindlichkeiten	189
Zins- und Provisionsüberschuss	149,9
Allgemeine Verwaltungsaufwendungen	
Personalaufwand	8,0
andere Verwaltungsaufwendungen	7,1
Abschreibungen auf Sachanlagen	1,5
Cost-Income-Ratio in %	11,0
Betriebsergebnis	105,7
Jahresüberschuss/Jahresfehlbetrag	53,0

Aufgrund von Rundungen können sich im vorliegenden Bericht bei Summenbildungen und bei der I

Auf einen Blick

Bilanzsumme
Ausleihungen
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
andere Forderungen
Begebene Schuldverschreibungen
Hypothekenpfandbriefe
öffentliche Pfandbriefe
sonstige Schuldverschreibungen/andere Verbindlichkeiten
Neugeschäft
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
Eigenkapital
eingezahltes Kapital und Rücklagen
Genussrechte
Nachrangige Verbindlichkeiten
Zins- und Provisionsüberschuss
Allgemeine Verwaltungsaufwendungen
Personalaufwand
andere Verwaltungsaufwendungen
Abschreibungen auf Sachanlagen
Cost-Income-Ratio in %
Betriebsergebnis
Jahresüberschuss/Jahresfehlbetrag



Sehr geehrte Geschäftsfreunde,

die Commerzbank AG hält mit Wirkung vom 3. Januar 2008 100 % des Grundkapitals der Essen Hyp, davon unmittelbar 94,88 % und mittelbar 5,12 %. Die Aktionärin hat am 29. Januar 2008 beschlossen, dass die Bank mit wirtschaftlicher Wirkung rückwirkend zum 1. Januar 2008 auf die Eurohypo AG verschmolzen wird.
Das Staatsfinanzierungsgeschäft, das Immobilienfinanzierungsgeschäft und das Passivgeschäft der Bank werden in der Eurohypo AG gebündelt und konzernweit optimiert. Die Verschmelzung der Essen Hyp wird von einem Integrationsprojekt begleitet. In paritätisch besetzten Integrationsteams wird die optimale Modellierung der Integration sowohl in strategischer wie in organisatorischer Hinsicht erarbeitet. Die vollständige Übernahme der Essen Hyp durch den bisherigen Mehrheitsaktionär wurde von externen Analysten positiv beurteilt. So hat die Ratingagentur Standard and Poor's die Institutsratings der Essen Hyp auf das Niveau der Commerzbank angehoben.

Das Geschäftsjahr 2007 war das bisher schwierigste in der Geschichte der Bank. Als kapitalmarktorientiertes und -fokussiertes Institut mussten wir den sehr ungünstigen Rahmenbedingungen am Geld- und Kapitalmarkt Tribut zollen. Die Folgen der Verwerfungen am US-Subprime-Markt für die Finanzmärkte haben unsere Gewinn- und Verlustrechnung stark belastet. Erstmalig muss die Bank einen Jahresfehlbetrag ausweisen. Er beläuft sich auf € –123,6 Mio. Die Ursachen hierfür lassen sich im Wesentlichen an zwei Entwicklungen festmachen: Erstens haben sich infolge der durch den Zusammenbruch des Subprime-Marktes unter den Marktteilnehmern ausgelösten Vertrauenskrise die kurzfristigen Refinanzierungssätze in einer so noch nie zu beobachtenden Weise erhöht. Neben der Verteuerung vor allem der ungedeckten, kurzfristigen Refinanzierung hat die Marktsituation eine Verknappung der Liquidität im Markt

bewirkt. Dies wiederum führte zu einer deutlichen Reduktion des Neugeschäfts und der daraus fließenden Zinserträge. Zudem war im Berichtsjahr über alle Quartale eine sehr flache Zinsstrukturkurve zu verzeichnen. Erträge aus der Aktiv-Passiv-Steuerung waren daher kaum möglich. Insgesamt ergab sich ein signifikanter Rückgang des Zinsüberschusses. Zweitens haben wir die Risikovorsorge aufgrund notwendiger Bewertungsanpassungen im Wertpapiergeschäft gegenüber dem Vorjahr mehr als verdoppelt, obgleich wir keinerlei Ausfälle in diesem Segment zu verzeichnen hatten.
Zusätzlich haben wir uns von nicht strategischen Teilportfolien getrennt. Beispielsweise haben wir unsere Fonds im Berichtsjahr vollständig abgebaut. Der ausgewiesene Jahresfehlbetrag wird indes keinen Einfluss auf die Bedienung der ausstehenden Essen Hyp Genussscheine haben. Die Zinsverpflichtungen werden weiterhin erfüllt.

Danken möchten wir dem langjährigen Vorstandsvorsitzenden der Bank, Herrn Hubert Schulte-Kemper, der nach mehr als zwanzig Jahren tatkräftigen Wirkens zum Jahresende aus dem Vorstand der Bank ausgeschieden ist. Dank gilt auch Herrn Michael Fröhner, der nach mehr als fünfjähriger Vorstandstätigkeit Ende März des Jahres 2007 in den verdienten Ruhestand gegangen ist.
Die stellvertretende Vorsitzende des Aufsichtsrats, Frau Berta Schuppli, hat mit Wirkung zum 31. Januar 2008 ihre Mitgliedschaft im Aufsichtsrat niedergelegt. Der Vorstand dankt Frau Schuppli für viele Jahre konstruktiver Begleitung und Unterstützung.

Besonders danken wir Ihnen, unseren Kunden und Geschäftspartnern, für Ihr Vertrauen in unsere Arbeit – auch in schwierigen Zeiten. Wir sind sehr zuversichtlich, dass mit der Umsetzung der Integration in die Eurohypo AG wieder an erfolgreiche Zeiten angeknüpft werden kann. Sie, sehr geehrte Geschäftsfreunde, bitten wir um wohlwollende Begleitung des Integrationsprozesses und hoffen auch in Zukunft – dann unter neuem Dach – auf Ihre Unterstützung.

Unser Beiratsmitglied, Herr Dr. jur. habil. Ulf Siebel, ist Anfang 2008 verstorben. Herr Dr. Siebel war seit 1987 Mitglied des Aufsichtsrats, seit 1995 Mitglied des Beirats der Essen Hyp. Der Vorstand, der Aufsichtsrat, der Beirat und die Mitarbeiter gedenken seiner mit höchstem Respekt. Sein ausgewogener, wertvoller Rat wird uns sehr fehlen.

Ausdrücklich möchten wir uns bei allen aktiven und ehemaligen Mitarbeitern der Essen Hyp und ihrer Tochtergesellschaften, der Essen Hyp Immobilien GmbH und der Immobilien Expertise GmbH, bedanken. Sie haben durch Ihre engagierte Mitwirkung großen Anteil an den Erfolgen vieler Geschäftsjahre. Für Ihren weiteren beruflichen und privaten Weg wünschen wir Ihnen von Herzen alles erdenklich Gute und grüßen mit einem herzlichen GLÜCKAUF!

Burkhard Dallosch   Wolfgang Groth

Aufsichtsrat

MICHAEL REUTHER
Vorsitzender *(ab 21. März 2007)*
Mitglied des Vorstands der
Commerzbank AG

DR. ERIC STRUTZ
Vorsitzender *(bis 21. März 2007)*
Mitglied des Vorstands der
Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
(bis 31. Januar 2008)
Stellvertretende Vorsitzende

WOLFGANG HARTMANN
Mitglied des Vorstands der
Commerzbank AG

ERICH LABS
Arbeitnehmervertreter
Hypothekenbank in Essen AG

KURT MÜLLER
Arbeitnehmervertreter
Immobilien Expertise GmbH

Vorstand

HUBERT SCHULTE-KEMPER
(bis 31. Dezember 2007)
Vorsitzender

BURKHARD DALLOSCH

MICHAEL FRÖHNER
(bis 31. März 2007)

WOLFGANG GROTH
(ab 1. April 2007)

Beirat

DR. AXEL FRHR. V. RUEDORFFER
Vorsitzender
Mitglied des Zentralen Beirats der
Commerzbank AG

DR. FRIEDEL ABEL
(bis 31. Dezember 2007)

FRANZ GRAVE
Weihbischof

HEINER HELBIG
(ab 1. Januar 2008)
Mitglied des Vorstands der
HOCHTIEF Construction AG

HAROLD HÖRAUF
(bis 31. Dezember 2007)
Mitglied des Aufsichtsrats der
HSBC Trinkaus & Burkhardt KGaA

DR. HANS-JOACHIM JACOB
Wirtschaftsprüfer

UWE KRUSCHINSKI
(bis 31. Dezember 2007)

DR. UDO SCHEFFEL
Vorsitzender des Vorstands der
GBW AG Bayerische Wohnungs-Aktiengesellschaft

DR. WOLFGANG SCHUPPLI
Rechtsanwalt

PRIV.-DOZ. DR. ULF R. SIEBEL †
Rechtsanwalt

DR. ALFRED TACKE
Vorsitzender der Geschäftsführung der
Evonik Steag GmbH und Mitglied des Vorstands der
Evonik Industries AG

Generalbevollmächtigte

NORBERT BODDENBERG

HANS-JÜRGEN KRÖNCKE

JENS REMMERS

Treuhänder

DIETER EBERLE
Rechtsanwalt

DR. THOMAS GEER
Stellvertreter

FRANZ-JOSEF SCHWARZHOF
(ab 1. April 2007)
Stellvertreter

PROF. DR. DR. H. C. FRANZ PETER LANG
(ab 1. September 2007)
Stellvertreter

Lagebericht d

es Vorstands

Wirtschaftliche Rahmenbedingungen

Weltwirtschaft

Das Wachstum der Weltwirtschaft setzte sich im abgelaufenen Jahr nahezu ungebremst fort. Mit 5,0 % wurde der langjährige Schnitt erneut übertroffen. Allerdings war die Entwicklung in den einzelnen Regionen weiterhin recht heterogen. Als Wachstumstreiber erwiesen sich einmal mehr die Schwellenländer in Asien und Lateinamerika. In den USA und in Japan schwächte sich die konjunkturelle Dynamik hingegen ab. Wirtschaftlich behaupten konnte sich der Euroraum.

USA

Mit 2,1 % ist die Wirtschaft im Jahr 2007 weniger stark expandiert als im Jahr zuvor. Nach dem verhaltenen Start im ersten Quartal nahm die Dynamik in den beiden Folgequartalen zunächst zu, bevor sie im vierten Quartal wieder nachließ. Vom privaten Verbrauch gingen zwar die meisten Wachstumsbeiträge aus. Sein im Vorjahresvergleich gemessener Zuwachs fiel allerdings geringer als im Jahr 2006 aus. Profitierten die Konsumenten in den vergangenen Jahren von niedrigen Zinsen und beständig steigenden Hauspreisen, hat sich die Lage inzwischen umgekehrt: Im Zuge des gestiegenen Zinsniveaus sind variabel verzinste oder zur Refinanzierung anstehende Hypothekendarlehen teurer geworden. Zusammen mit der konjunkturellen Verlangsamung hat die Immobiliennachfrage daher spürbar nachgelassen. Viele Amerikaner sahen ihre Vermögensposition nicht mehr beständig aufgewertet, da der Immobilien-Wertzuwachs ausblieb. Ihre Verschuldungsbereitschaft reduzierte sich erheblich. Die Folge war, dass deutlich weniger Konsumkredite nachgefragt wurden.

Zudem dämpften höhere Energiepreise und die aufgrund der niedrigeren Konsumneigung etwas gestiegene Sparquote den Konsum. Der robuste Arbeitsmarkt federte diese Abwärtsentwicklung allerdings ab. Das Investitionswachstum nahm aufgrund des Einbruchs beim privaten Wohnungsbau ab. Die noch hohe Kapazitätsauslastung verhinderte eine schwächere Entwicklung. Aufgrund der insgesamt geringeren binnenwirtschaftlichen Impulse und des schwachen Dollars gab das Importwachstum nach, während die Exporte vom günstigen Wechselkurs profitierten. Das Defizit im Außenhandel verringerte sich dadurch etwas.

Der Anstieg der Verbraucherpreise belief sich im Berichtsjahr auf 2,7 % nach 3,3 % im Jahr 2006. Maßgeblich zeichneten hierfür höhere Energie- und Nahrungsmittelpreise verantwortlich. Die um diese beiden Komponenten bereinigte Kernrate der Verbraucherpreise stieg im Jahresdurchschnitt um 2,2 %. Das im ersten Halbjahr höhere Niveau der Kernteuerung und die aus Sicht der Federal Reserve (Fed) bestehenden Inflationsrisiken nahm die US-Notenbank zum Anlass, den zentralen Leitzins bei 5,25 % zu belassen.

Immobilienbesitzer, deren Hypothekendarlehen ein variabler Zinssatz zugrunde lag, bekamen durch dieses höhere Niveau zunehmend Schwierigkeiten bei der Bedienung ihrer Kredite. Insbesondere im Subprime-Segment waren Zahlungsausfälle und Zwangsversteigerungen die Folge. Sie zogen eine Neubewertung von Wertpapieren nach sich, denen Hypothekensicherheiten zugrunde lagen. Deutlich niedrigere Preise dieser Papiere und eine hohe Unsicherheit über den bei Banken bestehenden Abschreibungsbedarf waren die Folge. Diese

Entwicklung führte zu einer Vertrauenskrise. Die Kreditinstitute liehen sich untereinander kaum noch Geld bzw. waren aufgrund der Ungewissheit über die finanziellen Verpflichtungen des Geschäftspartners dazu nur zu einem höheren Zinssatz bereit. Dadurch funktionierte die Liquiditätsversorgung immer weniger. Dem wirkte die Fed durch die Bereitstellung mehrerer Tender entgegen. Überdies senkte sie den Diskontsatz um 125 Basispunkte auf 5,0 % und den zentralen Leitzins um 75 Basispunkte auf 4,5 %.

Euroraum

Der Konjunkturaufschwung blieb im Jahr 2007 intakt. Mit 2,6 % fiel das Wirtschaftswachstum nur geringfügig niedriger als im Vorjahr aus. Über die Binnennachfrage und den Außenhandel war es weiter breit abgestützt. Im Gegensatz zum Jahr 2006 kamen die Impulse jedoch überwiegend aus der Binnenwirtschaft. Im Zuge des anhaltenden Rückgangs der Arbeitslosigkeit hat der private Verbrauch die Belastungen durch die Erhöhung administrativer Steuern in einigen Mitgliedsstaaten und durch die hohen Energiepreise gut verkraftet. Das Investitionswachstum blieb aufgrund guter Ertragsperspektiven hoch. Der Export profitierte von der anhaltend guten Weltkonjunktur. Hier machten sich die durch die gestiegenen Rohölpreise erzielten Mehreinnahmen der Ölexportländer positiv bemerkbar. Der starke Euro hat die Exportdynamik hingegen kaum gedämpft. Im Zuge der höheren binnenwirtschaftlichen Impulse blieb das Importwachstum hoch.

Entgegen den Erwartungen beschleunigte sich der Verbraucherpreisanstieg im Jahr 2007 merklich. Zeitweise betrug er mehr als 3,0 %. Maßgeblich zeichneten hierfür der stete Anstieg der Rohölpreise und die in der zweiten Jahreshälfte höheren Nahrungsmittelpreise verantwortlich. Ohne die entlastenden Effekte durch die kräftige Aufwertung des Euro wäre der Preisauftrieb wohl noch höher ausgefallen. Im Jahresdurchschnitt stieg der harmonisierte Verbraucherpreisindex um 2,1 %. Damit hat die Europäische Zentralbank (EZB) ihr Preisziel erneut verfehlt. Die um Energie- und Nahrungsmittelpreise bereinigte Kernteuerung nahm vor allem im Zuge höherer administrativer Steuern von 1,4 % auf 1,9 % zu.

Die EZB setzte ihren geldpolitischen Straffungskurs fort und erhöhte den Hauptrefinanzierungssatz bis zum Juni auf 4,0 %. Fundamental gerechtfertigte weitere Zinserhöhungen blieben vor dem Hintergrund der an Fahrt gewinnenden Kreditmarktkrise aus. Die Notenbank nahm eine abwartende Position ein und betonte ihre Neigung zu einem weiteren Anziehen der Zinsschraube. Zudem stellte sie Liquidität in mehreren Tendern zur Verfügung, um ein Austrocknen des Geldmarktes zu verhindern.

Deutschland

Mit 2,5 % wuchs die Wirtschaft im vergangenen Jahr erneut recht kräftig. Die stärksten Impulse gingen dabei vom Außenhandel aus. Trotz der Höherbewertung des Euro nahmen die Exporte um 8,3 % im Vergleich zum Vorjahr zu. Bei einer verhaltenen Importnachfrage steuerte der Außenhandel somit 1,4 Prozentpunkte zum Wachstum bei. Keine Wachstumsbeiträge gingen vom privaten Verbrauch aus. Zwar verbesserten sich die Rahmenbedingungen für den Konsum durch den Rückgang der Zahl der Arbeitslosen um rund 700.000 und den Anstieg der Effektivlöhne, die Belastungen durch die Mehrwertsteuererhöhung schlugen aber vor allem im ersten Halbjahr zu Buche. Zudem stieg die Sparquote auf fast 11,0 % der verfügbaren Einkommen an, da vermehrt Altersvorsorgeverträge abgeschlossen wurden. Die Inves-

titionsdynamik schwächte sich trotz der hohen Kapazitätsauslastung und der Vorzieheffekte durch die ab Anfang 2008 gültige Unternehmensteuerreform ab. Der deutliche Preisanstieg bei Energie und Lebensmitteln erhöhte den Inflationsdruck in der zweiten Jahreshälfte merklich. Die jahresdurchschnittliche Teuerung betrug 2,1 % nach 1,7 % im Jahr 2006.

Entwicklung der Bankenbranche

Die Geschäftsentwicklung vollzog sich in der ersten Jahreshälfte weitgehend in ruhigen Bahnen. Aufgrund der flachen Zinsstrukturkurve war der Margendruck aber weiterhin hoch. Es blieb für Banken schwierig, aus der Fristentransformation hinreichend Erträge zu generieren.

Mit dem Ausbruch der oben beschriebenen US-Hypothekenkrise im Juli änderte sich das stabile Marktumfeld jedoch schlagartig. Dieser Sektor wurde aufgrund der großen Unsicherheiten und des damit einhergehenden Liquiditätsengpasses einem ernsthaften Belastungstest unterzogen.

Trotz dieser Entwicklung zeigte sich der Bankensektor gegenüber Störungen am Interbankenmarkt vergleichsweise robust. Hierfür dürfte im Wesentlichen die in den vergangenen Jahren vorangetriebene Konsolidierung der Bilanzen beigetragen haben. Die Passivseite war aufgrund des hohen Anteils an Kundeneinlagen weiterhin stark diversifiziert. Ein besonderes Augenmerk der Banken lag dabei auf der Refinanzierungsstruktur. Kreditinstitute ohne Kundeneinlagen wurden deshalb zuletzt wesentlich kritischer gesehen. Dies galt auch mit Blick auf deren künftiges Geschäftsmodell. Der Überhang der Kredite an Nicht-Banken gegenüber den Einlagen blieb weitgehend stabil.

Die Funktionsfähigkeit des Bankensystems war im Gesamtjahr gewährleistet. Zwar standen auf der einen Seite Verluste durch Korrekturen in den einzelnen Marktsegmenten, jedoch war auf der anderen Seite die Risikotragfähigkeit gegeben. Dies dürfte aber nichts daran ändern, dass die Ergebnisse der Banken für das Gesamtjahr sinken werden.

Entwicklung der Kapitalmärkte

Ausgehend von 4,70 % zu Jahresbeginn ist die Rendite der 10-jährigen Treasuries in der ersten Jahreshälfte bis auf 5,30 % angestiegen. Im Großen und Ganzen noch solide US-Konjunkturdaten und die anhaltende Betonung von Inflationsrisiken durch die Fed gaben den Ausschlag für diese Entwicklung. Beim zentralen Leitzins von 5,25 % nahm die Notenbank eine abwartende Haltung ein, behielt ihre Neigung zu einer weiteren Zinserhöhung aber bei. Zu Jahresbeginn an den Finanzmärkten noch bestehende Zinssenkungsspekulationen nahmen daher allmählich ab. Zudem belastete die Erholung der Aktienmärkte das Rentenmarktumfeld.

Durch den Beginn der von den USA ausgehenden Subprime-Krise waren Staatsanleihen in der zweiten Jahreshälfte als sichere Häfen wieder gefragt. Herrschte am Anfang der Krise noch die Erwartung einer zeitlich eng begrenzten Krisendauer vor, ließen immer neue Hiobsbotschaften aus den USA Zweifel an einer schnellen Überwindung der Krise aufkommen. Die von Monat zu Monat zum Teil kräftig sinkende Zahl von Baugenehmigungen und Baubeginnen sowie ein nachdrücklich steigender Bestand von unverkauften Wohnimmobilien nährten die Sorge vor einer konsum- und investitionsinduzierten Rezession. Die amerikanische Notenbank reagierte auf diese Entwicklung Ende August mit einer Diskontsatzsenkung um 50 Basispunkte auf 5,75 %, der

Renditeentwicklung von Staatsanleihen im Jahr 2007, Vereinigte Staaten und Deutschland im Vergleich


%
%-Punkte
5,5
5,0
4,5
4,0
3,5
3,0
1,5
1,1
0,7
0,3
–0,1
–0,5
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Quelle: Bloomberg

Treasury Notes, Laufzeit 10 Jahre (linke Skala)

Bundesanleihen, Laufzeit 10 Jahre (linke Skala)

Zinsvorteil von Treasury Notes (rechte Skala)

Geldmarktsätze und Pfandbriefrenditen im Jahr 2007 im Euroraum in %


5,0
4,5
4,0
3,5
3,0
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Quellen: Bloomberg, EZB

10-jährige Pfandbriefe

5-jährige Pfandbriefe

3-Monats-Geld

EZB-Hauptrefinanzierungssatz

bis zum Jahresende noch drei weitere Zinsschritte um 25 Basispunkte folgten. Der zentrale Leitzins wurde im September um 50 Basispunkte auf 4,75 % reduziert, zum Jahresende lag er bei 4,25 %. Im Zuge dieser Entwicklung fiel die Rendite der 10-jährigen Treasuries von 5,19 % Anfang Juli bis auf 3,85 % Anfang Dezember. Am 31. Dezember lag sie bei 4,07 %.

Der Renditeverlauf der 10-jährigen Bundesanleihen stimmte mit den Bewegungen am Treasury-Markt von der Richtung her weitgehend überein. Ausgehend von 3,96 % Anfang Januar stieg die Rendite im Zuge positiv überraschender Konjunkturdaten für den Euroraum in der ersten Jahreshälfte bis auf 4,68 % Anfang Juli. Die Zinserhöhungen der EZB im März und Juni um jeweils 25 Basispunkte auf 4,0 % und die Erwartung weiterer Zinsanhebungen in der zweiten Jahreshälfte trugen ebenfalls zu dieser Entwicklung bei. Mit dem Verweis auf die Spannungen am Geldmarkt durch die Subprime-Krise verzichtete die Notenbank im September auf die zuvor implizit bereits angekündigte Straffung ihrer Geldpolitik. Aufgrund deutlich über ihrem Preisziel liegender Inflationsraten behielt sie ihre Zinserhöhungstendenz zwar bei, faktisch war sie jedoch zu einer geldpolitisch abwartenden Position gezwungen, um die Funktionsfähigkeit des Geldmarktes zu gewährleisten. Den Renditerückgang bei Bundesanleihen mit 10-jähriger Laufzeit hielt dies nicht auf: Anfang Dezember lag die Rendite bei 4,03 %, zum Jahresende bei 4,32 %. Die Renditestrukturkurve (10–2 Jahre) wurde im Jahresverlauf mit einer Veränderung von 5 auf 32 Basispunkte immer steiler. Im Bereich von 30 minus 10 Jahre weitete sich der Abstand von 12 auf 28 Basispunkte aus.

Beim Renditeabstand von 10-jährigen Treasuries zu 10-jährigen Bundesanleihen wechselte im Jahresverlauf das Vorzeichen: Aus 74 Stellen zugunsten der Treasuries zu Jahresbeginn wurde ein Vorteil von 25 Stellen für die Bundesanleihen zum Jahresende.

Kapitalmarktgeschäft

Neuzusagen

Das Neugeschäft erreichte im Berichtsjahr € 21,1 Mrd. (€ 32,2 Mrd.). Darunter waren € 20,8 Mrd. (€ 31,6 Mrd.) an Darlehen und Wertpapieren, die für die Deckung unserer öffentlichen Pfandbriefe geeignet sind. Darin enthalten ist der Erwerb eines überwiegend in Deutschland belegenen Kommunaldarlehensportfolios in Höhe von rund € 1,2 Mrd. Unser Neugeschäft mit inländischen öffentlichen Haushalten erreichte damit ein Volumen von € 10,6 Mrd. (€ 10,8 Mrd.), was in etwa dem Niveau des Vorjahres entspricht. An sonstige öffentlich-rechtliche Adressen haben wir Kredite mit einem Volumen von € 3,1 Mrd. (€ 5,0 Mrd.) ausgereicht. Dies entspricht einem Rückgang von 38,0 %. Ebenfalls rückläufig entwickelte sich unser Neugeschäft im Bereich der deckungsfähigen Darlehen und Wertpapiere an ausländische Schuldner. Hier weisen wir ein Neugeschäft im Volumen von € 7,1 Mrd. (€ 15,8 Mrd.) aus. Kredite mit einem Neugeschäftsvolumen von mehr als € 1,0 Mrd. haben wir aus den EU-Ländern Spanien und Österreich in die Bücher genommen. In den Vereinigten Staaten erreichten die Neuzusagen € 1,4 Mrd. (€ 1,1 Mrd.).
Das Gesamtvolumen der nicht deckungsstockfähigen Ausleihungen an ausländische Adressen belief sich auf lediglich € 0,3 Mrd. (€ 0,6 Mrd.). An inländische Adressen erfolgten keine Ausleihungen in diesem Segment.

Kapitalmarktbestand

Im Berichtsjahr ist unser Kapitalmarktbestand von € 77,0 Mrd. um 4,8 % auf € 73,3 Mrd. gesunken. Kor-

Bestandsentwicklung Kapitalmarktgeschäft nach Regionen in Mrd. €


50
40
30
20
10
0
49,9
45,5
24,2
23,7
2,9
4,1
Deutschland
Europa
Sonstige
2006
2007

Bestandsentwicklung Kapitalmarktgeschäft nach Sektoren in Mrd. €


50
40
30
20
10
0
47,2
43,3
27,9
28,0
1,9
2,0
Gebietskörperschaften
Banken
Unternehmen
2006
2007

respondierend zu unserer Internationalisierungsstrategie verringerte sich der Anteil von Darlehen an inländische Adressen um 8,8 % von € 49,9 Mrd. um € 4,4 Mrd. auf € 45,5 Mrd. Demgegenüber erhöhte sich der Bestand von Ausleihungen innerhalb der EU, an andere europäische Staaten sowie an Länder in Asien und Nordamerika und in den übrigen Regionen von € 27,1 Mrd. um € 0,7 Mrd. bzw. 2,6 % auf € 27,8 Mrd.

Die sektorale Gliederung zeigt einen Rückgang bei den Gebietskörperschaften. Der Anteil der Gebietskörperschaften verringerte sich um € 3,9 Mrd. von € 47,2 Mrd. auf € 43,3 Mrd., der der Banken blieb mit € 28,0 Mrd. (€ 27,9 Mrd.) nahezu konstant. Der Sektor „Unternehmen" verzeichnete einen leichten Anstieg um € 0,1 Mrd. von € 1,9 Mrd. auf € 2,0 Mrd.

Bei dem mit € 43,3 Mrd. (€ 47,2 Mrd.) größten Portfolio, den Gebietskörperschaften, lag der Schwerpunkt mit € 24,7 Mrd. (€ 25,5 Mrd.) wie bereits zum Jahresultimo 2006 auf den Bundesländern. Trotz eines absoluten Rückgangs erhöhte sich deren anteiliges Volumen von 54,0 % auf 57,0 %. Ein Rückgang war beim Anteil der inländischen Kommunen festzustellen, der von € 4,3 Mrd. um 4,7 % auf € 4,1 Mrd. sank. Der Bestand an Krediten an den Bund verringerte sich von € 2,7 Mrd. auf € 0,7 Mrd.
Ausländische Zentralregierungen hatten mit € 7,0 Mrd. (€ 8,1 Mrd.) einen geringeren Anteil an den gesamten Ausleihungen. Ebenso verringerte sich der Bestand an Darlehen an ausländische Kommunen von € 2,3 Mrd. auf € 2,2 Mrd. leicht. Der Anteil von Ausleihungen an ausländische Regionalregierungen verzeichnete hingegen einen Zuwachs um 7,0 % von € 4,3 Mrd. auf € 4,6 Mrd. Insgesamt erreichte der Bestand von Krediten an ausländische Gebietskörperschaften ein Volumen von € 13,8 Mrd. nach € 14,7 Mrd. zum Jahresultimo 2006.

Im Bankenportfolio mit einem Volumen von € 28,0 Mrd. (€ 27,9 Mrd.) hat sich im Jahr 2007 der Anteil der inlän-

Bestandsentwicklung Gebietskörperschaften in Mrd. €


30
25
20
15
10
5
0
2,7
0,7
25,5
24,7
4,3
4,1
8,1
7,0
4,3
4,6
2,3
2,2
Bund
Bundesländer
Kommunen
Zentralregierungen
Regionalregierungen
Kommunen
Inland
Ausland
2006
2007

Bestandsentwicklung Banken in Mrd. €


15
12,5
10
7,5
5
2,5
0
5,0
4,7
10,5
9,6
1,7
1,4
0,3
0,4
10,4
11,9
Sparkassen
sonstige öffentlich-rechtliche Kreditinstitute
Banken
sonstige öffentlich-rechtliche Kreditinstitute
Banken
Inland
Ausland
2006
2007

dischen Adressen verringert. So sank der Anteil der Sparkassen auf € 4,7 Mrd. (€ 5,0 Mrd.). Ebenso gingen die Forderungen an sonstige öffentlich-rechtliche Kreditinstitute von € 10,5 Mrd. auf € 9,6 Mrd. zurück, die Ausleihungen an private inländische Banken von € 1,7 Mrd. auf € 1,4 Mrd.
Zuwächse erzielten wir hingegen bei ausländischen Bankenadressen. Mit einem Volumen von € 0,4 Mrd. (€ 0,3 Mrd.) stiegen die Ausleihungen an sonstige öffentlich-rechtliche Kreditinstitute mit Sitz im Ausland leicht an. Der Bestand an ausländischen Bankanleihen erzielte einen Zuwachs um 14,4 % von € 10,4 Mrd. auf € 11,9 Mrd.

Subportfolio private Banken

Zur Optimierung der Portfoliosteuerung im Hinblick auf die Ertrags- und Risikodiversifikation haben wir in den letzten Jahren ein Portfolio bestehend aus in- und ausländischen Bankenanleihen in Höhe von € 13,3 Mrd. aufgebaut.
Der Bestandsaufbau orientierte sich stets an einer breiten regionalen Streuung, um Verwerfungen in lokalen Märkten über das Portfolio auffangen zu können. Dazu haben wir uns in Deutschland mit 10,3 % und in weiteren europäischen Staaten, mit größeren Abschnitten in Spanien und Großbritannien, mit 81,2 % engagiert. Die verbleibenden 8,5 % entfallen im Wesentlichen auf nordamerikanische Anleihen.

Bei der Eingehung von Kreditrisiken haben wir uns auf den Investmentgradebereich konzentriert. 16,9 % des Portfolios verfügen über ein AAA-Rating, 26,3 % über ein Double-A, 47,6 % über ein Single-A. Lediglich 2,1 % des Bestands sind BBB+ geratet, der Bestand ohne externes Rating hat einen Anteil von 7,1 %. Diese Ratingstruktur erachten wir unter Risk-Return-Gesichtspunkten als sehr ausgewogen. Gleichwohl haben sich infolge der Entwicklungen an den internationalen Finanzmärkten im Berichtsjahr die Bonitätsspreads diverser Banken deutlich ausgeweitet, ohne dass damit eine grundsätzliche Verschlechterung der Kreditqualität verbunden wäre.

Bestand private Banken 2007

Gliederung nach Regionen in %


Sonstige
8,5
Deutschland
10,3
Europa
81,2

Gesamtvolumen: € 13,3 Mrd.

Gliederung nach Ratings in %


Ohne externes Rating
7,1
BBB+
2,1
A
47,6
AAA
16,9
AA
26,3

Gesamtvolumen: € 13,3 Mrd.

Immobilienfinanzierungen

Im Immobilienfinanzierungsgeschäft haben wir ein Volumen von € 1.019,4 Mio. (€ 2.026,0 Mio.) neu zugesagt. Während der Schwerpunkt im Vorjahr auf Neuabschlüssen im wohnwirtschaftlichen Privatkundengeschäft lag, haben wir uns im Berichtsjahr mehr auf gewerbliche Finanzierungen konzentriert. Das wohnwirtschaftliche Segment erreichte ein Finanzierungsvolumen von € 374,5 Mio. (€ 1.319,1 Mio.), im gewerblichen Segment haben wir Ausleihungen in Höhe von € 644,9 Mio. (€ 706,9 Mio.) getätigt.

Entwicklung bedeutender Immobilienmärkte

Immobilienmarkt Deutschland. Durch die günstigen wirtschaftlichen Rahmenbedingungen – als Stichworte seien die anziehende Binnennachfrage und der Beschäftigungsanstieg genannt – konnte sich der inländische Immobilienmarkt weiterhin positiv entwickeln.

In den fünf deutschen Immobilienhochburgen („Big 5") Berlin, Düsseldorf, Frankfurt, Hamburg und München setzte sich der Trend zum moderaten Abbau der Leerstandsquoten auf nunmehr durchschnittlich 9,7 % fort. Überdurchschnittlich hoch ist der Leerstand in Frankfurt (13,7 %) und Düsseldorf (10,9 %), leicht unterdurchschnittlich in Berlin (9,4 %), gefolgt von München (8,7 %) und Hamburg (7,2 %). Ursächlich für den Leerstandsabbau war die hohe Nachfrage in Kombination mit einer noch geringen Neubautätigkeit. In den fünf größten Immobilienmärkten summierte sich das Umsatzvolumen auf etwa drei Millionen Quadratmeter, ein Plus von ca. 15 % gegenüber 2006.

Die Mietpreise haben im letzten Quartal 2007 in allen „Big 5"-Metropolen angezogen. Überdurchschnittlich stark stiegen die Mietpreise in Frankfurt mit einem Plus von 5,7 % und München mit einem Zuwachs von 5,3 %. Das geringste Mietpreiswachstum verzeichnete Berlin mit einer Steigerung um 2,4 %.

Immobilienmarkt Frankreich. Der französische Immobilienmarkt bietet auch weiterhin sehr attraktive Investitionsmöglichkeiten für Investoren. Frankreichs Immobilienmarkt ist gekennzeichnet durch anhaltende Nachfrage und steigende Mieten. Im Jahr 2007 bewegte sich der Investmentmarkt weiterhin auf Rekordniveau: Ein Volumen von € 29,7 Mrd. wurde in Gewerbeimmobilien investiert. Büros waren nach wie vor die begehrtesten Objekte mit 79 % der Transaktionen (Stand: 1. Oktober 2007), gefolgt von industriellen Flächen (12 %) und Einzelhandelsobjekten (9 %). Das Gros der Transaktionen konzentrierte sich auf Paris (34 %) und die westlichen Geschäftsviertel, d. h. La Défense und den westlichen Vorstadtgürtel (33 %). Das Transaktionsvolumen in den Regionen lag bei € 7,2 Mrd. Dies entsprach einer Steigerung um rund 20 % gegenüber 2006.

Die Region Ile-de-France verzeichnete ebenso ein wachsendes Investitionsvolumen. Das Leerstandsniveau von durchschnittlich 5 % blieb stabil. Die Steigerung der Mieten hielt weiter an. Zum 1. Oktober 2007 lag der

durchschnittliche jährliche Nettomietpreis für neuwertige Objekte bei € 325 pro Quadratmeter, für Second-Hand-Objekte bei € 234.

Immobilienmarkt Großbritannien. Der Immobilienmarkt in Großbritannien verzeichnete im Berichtsjahr einen Rückgang der Leerstände. Dabei lag der Büromarkt in London mit einer Leerstandsquote von 5 % im Gesamtdurchschnitt, der Teilmarkt „Westend" mit 3,9 % sogar spürbar darunter. Parallel zum Rückgang der Leerstände war der Markt im ersten Halbjahr gekennzeichnet von einer ungebrochenen Investorennachfrage, steigenden Mieten und rückläufigen Renditen. Obgleich die Zinserhöhungen vom Markt gut absorbiert wurden, waren bereits zur Jahresmitte erste Anzeichen für einen Stillstand bzw. eine Trendwende bei den Renditen für Sekundärobjekte zu erkennen. Die US-Subprime-Krise im zweiten Halbjahr 2007 traf den britischen Immobilienmarkt stark, der zu Beginn des Berichtsjahres belebte Verbriefungsmarkt kam zum Erliegen. Ungebrochen blieb dagegen die Investitionsnachfrage im Immobilienmarkt Großbritanniens. Auch im zweiten Halbjahr waren steigende Mieten zu verzeichnen. Die im Berichtsjahr gesunkenen Renditen schienen ihre Talsohle erreicht zu haben. Insbesondere bei Sekundärobjekten und -lagen waren erste Wertkorrekturen zu erkennen.

Immobilienmarkt USA. Prägender Faktor war im zweiten Halbjahr 2007 die Entwicklung im Subprime-Segment, dessen Überhitzung zu fallenden Immobilienpreisen vor allem im Häusermarkt führte. Die Grunddaten im Vermietungsmarkt für Gewerbeimmobilien blieben dagegen weitestgehend stabil. Die landesweite Leerstandsquote in den USA lag bei 12,6 % und somit 0,6 Prozentpunkte unter dem Vorjahreswert von 13,2 %. Während der Wert in den Vororten leicht nachgab, verbesserte sich die Quote in den Stadtzentren nochmals und erreichte mit 10,3 % landesweit den besten Wert seit dem zweiten Quartal 2001. So hat sich aufgrund der starken Nachfrage die Neuvermietung der Downtown-Flächen vom zweiten auf das dritte Quartal 2007 nahezu verdoppelt.

Neuzusagen

Unsere neu zugesagten Hypothekarkredite im Volumen von € 1.019,4 Mio. (€ 2.026,0 Mio.) verteilten sich zu 36,7 % (65,1 %) auf wohnwirtschaftliche Objekte und zu 63,3 % (34,9 %) auf gewerbliche Objektfinanzierungen. Die Gliederung nach Ländern weist insgesamt für Ausleihungen außerhalb Deutschlands einen Anteil von 36,8 % (23,1 %) aus, was gegenüber dem Vorjahr einer Steigerung um 13,7 Prozentpunkte entspricht.
Im Segment der gewerblichen Immobilienfinanzierungen bildete die Finanzierung von Büroimmobilien mit einem Anteil von 58,8 % (49,0 %) am gesamten Neugeschäftsvolumen in Höhe von € 644,9 Mio. (€ 706,9 Mio.) den Schwerpunkt. Auf Handels- und Kaufstätten entfielen 29,2 % (36,7 %). Der verbleibende Anteil entfiel im Wesentlichen auf Industriegebäude und sonstige Nichtwohngebäude.

Gesamte Hypothekenneuzusagen 2007

Gliederung nach Immobilienarten in %


Mietwohnungsbau
7,7
Eigengenutzte Wohnobjekte
29,1
Sonstige
2,4
Logistikimmobilien und Lager
1,1
Hotels und Gaststätten
1,9
Büroflächen
37,2
Produktionsstätten
2,1
Handels- und Einzelhandelsstätten
18,5

Gesamtvolumen: € 1.019 Mio.

Gliederung nach Regionen in %


Wohnimmobilien Ost (D)
4,0
Wohnimmobilien West (D)
32,7
Gewerbeimmobilien Ost (D)
1,2
Gewerbeimmobilien Ausland
36,8
Gewerbeimmobilien West (D)
25,3

Gesamtvolumen: € 1.019 Mio.

Hypothekendarlehensbestand 2007

Gliederung nach Immobilienarten in %


Mietwohnungsbau
8,6
Eigengenutzte Wohnobjekte
61,9
Büroflächen
17,5
Produktionsstätten
1,0
Handels- und Einzelhandelsstätten
7,1
Hotels und Gaststätten
1,2
Logistikimmobilien und Lager
0,8
Sonstige
1,9

Gesamtvolumen: € 8.505 Mio.

Gliederung nach Regionen in %


Wohnimmobilien Ost (D)
7,8
Wohnimmobilien West (D)
62,2
Gewerbeimmobilien Ausland
13,1
Gewerbeimmobilien West (D)
14,4
Gewerbeimmobilien Ost (D)
2,0
Wohnimmobilien Ausland
0,5

Gesamtvolumen: € 8.505 Mio.

Hypothekenneuzusagen 2007, Inland

Gliederung nach Immobilienarten in %


Mietwohnungsbau
12,1
Büroflächen
18,2
Produktionsstätten
3,3
Handels- und Einzelhandelsstätten
14,8
Logistikimmobilien und Lager
1,8
Eigengenutzte Wohnobjekte
46,0
Sonstige
3,8

Gesamtvolumen: € 644 Mio.

Gliederung nach Regionen in %


Wohnimmobilien Ost (D)
6,4
Gewerbeimmobilien West (D)
40,0
Wohnimmobilien West (D)
51,7
Gewerbeimmobilien Ost (D)
1,9

Gesamtvolumen: € 644 Mio.

Immobilienfinanzierungen im Inland

Das neu zugesagte Volumen im deutschen Immobilienmarkt belief sich auf insgesamt € 644,0 Mio. (€ 1.559,2 Mio.) bzw. 63,2 % (77,0 %) des gesamten Neuzusagevolumens. Die gewerblichen Immobilienfinanzierungen erreichten dabei € 269,5 Mio. (€ 322,1 Mio.). Das Neugeschäftsvolumen für wohnwirtschaftlich genutzte Immobilien – Ein- oder Zweifamilienhäuser, Eigentumswohnungen sowie Mehrfamilienhäuser – sank im Jahr 2007 auf € 374,5 Mio. (€ 1.237,1 Mio.). Davon entfielen € 78,1 Mio. (€ 134,2 Mio.) bzw. 20,9 % auf den Mietwohnungsbau. Im wohnwirtschaftlichen Segment erreichte uns über die Konzernmutter im Berichtsjahr ein Darlehensvolumen von € 300,5 Mio. (€ 753,8 Mio.). Das Volumen der Sonderkontingente erreichte 2007 rund € 131,0 Mio. (€ 668,0 Mio.) und beinhaltete ausschließlich erstrangige Darlehen bis 60 % des Beleihungswertes.

Immobilienfinanzierungen im Ausland

Das Volumen der Neuzusagen an ausländische Darlehensnehmer belief sich im Berichtsjahr auf € 375,4 Mio. (€ 466,8 Mio.). Sie dienten ausschließlich der Finanzierung gewerblich genutzter Objekte. Gegliedert nach Ländern entfielen auf Großbritannien € 174,9 Mio. (€ 62,5 Mio.), auf Frankreich € 76,1 Mio. (€ 10,0 Mio.), auf Österreich € 54,0 Mio. (€ 0,7 Mio.) und auf die

Hypothekenneuzusagen 2007, Ausland

Gliederung nach Immobilienarten in %


Hotels und Gaststätten
5,1
Handels- und Einzelhandelsstätten
24,7
Sonstige
0,4
Büroflächen
69,8

Gesamtvolumen: € 375 Mio.

Hypothekenneuzusagen 2007, Ausland

Gliederung nach Ländern in %



Schweiz 2,2
Büroflächen 100,0
Polen 5,1
Büroflächen 100,0
Österreich 14,4
Büroflächen 100,0
Niederlande 8,0
Büroflächen 100,0
Frankreich 20,3
Büroflächen 75,0
Hotels und Gaststätten 25,0
Belgien 3,4
Büroflächen 100,0
Großbritannien 46,6
Büroflächen 46,0
Handels- und Einzelhandelsstätten 53,1
Sonstige 0,9

Gesamtvolumen: € 375 Mio.

Niederlande € 30,0 (€ 0,0 Mio.). Weitere Engagements entfielen auf Polen, Belgien und die Schweiz. In den USA erfolgten keine Neugeschäfte.

Immobilienfinanzierungsbestand

Der Gesamtbestand an Immobilienfinanzierungen erhöhte sich 2007 im Vergleich zum Vorjahreszeitraum um € 0,3 Mrd. auf € 8,5 Mrd. (€ 8,2 Mrd.). Im wohnwirtschaftlichen Segment lag der Bestand zum Bilanzstichtag mit einem Volumen von € 6,0 Mrd. (€ 5,9 Mrd.) in etwa auf dem Niveau des Vorjahres. Einen leichten Bestandszuwachs um € 0,2 Mrd. verzeichnete das Segment der gewerblichen Immobilienfinanzierungen. Hier erreichten wir ein Volumen von € 2,5 Mrd. (€ 2,3 Mrd.). Die Zinsanpassungsquote im Bestandsgeschäft lag zum Berichtszeitpunkt bei 54,6 % (37,3 %).

Gesamtes Kreditgeschäft: Finanzierungsvolumen in Mio. €

	Bestand	Neuzusagen
Staatsfinanzierung	58.270	15.994
davon Deutschland	44.106	13.592
davon 0%-Gewichtung	36.808	13.402
10%-Gewichtung	0	0
20%-Gewichtung	7.298	190
davon international	14.164	2.402
davon 0%-Gewichtung	9.477	1.256
10%-Gewichtung	0	0
20%-Gewichtung	4.672	1.146
100%-Gewichtung	15	0
Sonstiges Kapitalmarktgeschäft	15.030	5.110
Immobilienfinanzierung	8.505	1.019
Wohnimmobilien	5.997	374
davon Deutschland	5.958	374
davon Realkredit	5.626	320
freie Darlehensteile	332	54
davon international	39	0
davon Realkredit	29	0
freie Darlehensteile	10	0
Gewerbeimmobilien	2.508	645
davon Deutschland	1.394	270
davon Realkredit	1.091	230
freie Darlehensteile	303	40
davon international	1.114	375
davon Realkredit	700	276
freie Darlehensteile	414	99

Refinanzierung

Die Entwicklung im US-Immobiliensektor und das zum Teil eingeschränkte Vertrauen von Handelsteilnehmern in die Funktionsfähigkeit der internationalen Finanzmärkte führten dazu, dass der europäische Geldmarkt sowie der Repo- und Commercial-Paper-Markt (CP-Markt) in der zweiten Jahreshälfte 2007 zeitweise zum Erliegen kamen. Marktteilnehmer neigten dazu, Liquidität zu halten. Die Entwicklung erreichte ihren Gipfel in ungewöhnlich hohen Tagesgeldsätzen.

Liquiditätszuführungen der Zentralbanken, u. a. via Schnelltender, haben zwischenzeitlich zu einer Reduktion des Satzniveaus um die Marke von 4 % geführt. An den Märkten ist nun eine leichte Entspannung der Situation zu sehen, jedoch kann noch nicht von einer uneingeschränkten Entwarnung gesprochen werden. Die CP- und Repo-Märkte sind immer noch nicht so liquide wie gewohnt.

Diese Situation belastete auch die Essen Hyp, insbesondere durch die Entwicklung auf dem CP-Markt und die aufgrund der Marktverhältnisse ausgesetzte Prolongation unseres Slimbo (Short Liquid Moneymarket Bond). Im zweiten Halbjahr haben wir die Liquidität im Wesentlichen durch Inanspruchnahme einer Geldhandelslinie der Konzernobergesellschaft sichergestellt. Die Grundsatz-II-Kennziffer betrug zum 31. Dezember 2007 1,46 bei einem gesetzlich geforderten Mindestwert von 1,0.

Im Rahmen unseres Liquiditätsmanagements wird auf täglicher Basis ein Worst-Case-Szenario berechnet. Hierbei wird u. a. simuliert, dass keine ungedeckte Refinanzierung möglich ist, liquiditätswirksame Assetverkäufe nicht durchgeführt und notwendige Überdeckungserfordernisse für unsere Pfandbriefe eingehalten werden.

Umlauf der Essen Hyp Schuldverschreibungen

jeweils zum Jahresende in Mrd. €


80
60
40
20
0
63
71
89
75
2004
2005
2006
2007
Hypothekenpfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

Die gedeckte Refinanzierung über Pfandbriefe ist im Vergleich zur ungedeckten (Geldmarkt-)Refinanzierung weitaus weniger von den Marktverwerfungen betroffen. So sind die Spreads unserer Pfandbriefe durchschnittlich über alle Laufzeiten nur leicht im unteren einstelligen Bereich herausgelaufen.

Im Berichtsjahr emittierte die Bank mit deutlichem Schwerpunkt im ersten Halbjahr insgesamt Schuldverschreibungen in Höhe von € 16,1 Mrd. (€ 48,7 Mrd.). Von diesem Neugeschäft entfielen € 4,9 Mrd. (€ 27,6 Mrd.) auf öffentliche Pfandbriefe, € 1,5 Mrd. (€ 2,1 Mrd.) auf Hypothekenpfandbriefe und € 9,7 Mrd. (€ 19,0 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte mit einem Volumen von € 5,8 Mrd. (€ 10,7 Mrd.) zum überwiegenden Teil revolvierend über unser Commercial Paper Program.

Im Segment der Jumbo-Pfandbriefe emittierten wir im Februar 2007 eine Benchmarktransaktion in Höhe von € 1,5 Mrd. Ursprünglich hatten wir bei dieser Emission mit einem Volumen von € 1,0 Mrd. geplant. Da der Pfandbrief nach kurzer Zeit zweieinhalbfach überzeichnet war, entschlossen wir uns, das Volumen um 50 % aufzustocken. Die Emission wurde zu zwei Dritteln im Ausland platziert. Darüber hinaus haben wir im Berichtsjahr ausstehende Global-Anleihen um € 250,0 Mio. aufgestockt.

Im Bereich der Tailor-made-Emissionen emittierten wir 251 (589) kleinvolumige Pfandbriefe mit einem Gesamtvolumen von € 3,2 Mrd. (€ 10,1 Mrd.). Diese Anleihen konnten wir in Bezug auf Merkmale wie Zinsstruktur, Laufzeit oder Kündigungsrecht individuell an die Wünsche unserer Kunden anpassen. Im Berichtsjahr lag der Schwerpunkt der Volumina dieser Emissionen im Bereich zwischen € 5,0 Mio. und € 50,0 Mio.

Über unser Commercial Paper Program begaben wir am Geldmarkt kurzfristige Schuldverschreibungen in jeder gängigen Währung. Insgesamt erfolgten im Berichtsjahr 149 (213) Ziehungen im Umfang von € 5,8 Mrd. (€ 10,7 Mrd.) in den Währungen Euro, US-Dollar, Britisches Pfund, Schweizer Franken und Yen. Zum Jahresultimo betrug die Auslastung € 0,9 Mrd. (€ 2,6 Mrd.).

Darüber hinaus emittierten wir im Rahmen unseres Debt Issuance Program (DIP) ein Volumen in Höhe von € 1,9 Mrd. (€ 12,3 Mrd.), schwerpunktmäßig in der Währung Euro. Die Emissionen erfolgten zusätzlich zu den bereits bestehenden Inanspruchnahmen über 15 (113) Neuziehungen.

Die ausgewiesenen Volumina zum CP-Programm sowie zum DIP wurden aufgrund der Finanzmarktkrise im Wesentlichen im ersten Halbjahr des Berichtsjahres generiert.

Im Geschäftsjahr 2007 haben wir 33 (132) Emissionen an der Börse Düsseldorf mit einem Volumen von € 7,2 Mrd. (€ 26,6 Mrd.) neu eingeführt. Der Gesamtbetrag unserer dort gelisteten Anleihen beträgt € 67,3 Mrd. (€ 83,1 Mrd.). Davon werden zwei Emissionen in einer Größenordnung von € 7,0 Mrd. (€ 7,0 Mrd.) zusätzlich an den Börsen in London oder Luxemburg notiert. Weitere 19 in Fremdwährungen und Euro begebene Anleihen mit einem Volumen von € 2,8 Mrd. (€ 3,0 Mrd.) sind ausschließlich in Luxemburg, Zürich und Paris gelistet.

Ratings

Im Mai des Berichtsjahres erhöhte Moody's das langfristige Institutsrating von A2 auf A1. Der Ausblick für das Hypothekenpfandbriefrating wurde durch Moody's von stabil auf positiv geändert. Der Review-Prozess wurde zu Beginn des Jahres 2008 mit dem Upgrade des Hypothekenpfandbriefratings der Essen Hyp von Aa1 auf Aaa abgeschlossen. Aufgrund der negativen Ertragsentwicklung hat Moody's Mitte Februar 2008 das Finanzkraftrating der Bank (BFSR) von C auf C– herabgestuft.

Im Zuge der vollständigen Übernahme der Essen Hyp durch die Commerzbank erhöhte Standard & Poor's das langfristige Institutsrating der Essen Hyp von A– auf A, das kurzfristige Institutsrating von A2 auf A1. Fitch-Ratings hat im Zusammenhang mit der geänderten Aktionärsstruktur im Berichtsjahr keine Ratingaktion durchgeführt. Unabhängig davon wurde durch Fitch-Ratings im vierten Quartal das Finanzkraftrating der Essen Hyp aufgrund der Ertragsentwicklung der Bank von B/C auf C angepasst.

Ratingübersicht Stand: 14.02.2008

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aaa
Hypothekenpfandbriefe	AAA	nicht bewertet	Aaa
Langfristiges Institutsrating	A/Ausblick stabil	A/Ausblick stabil	A1/Ausblick stabil
Kurzfristiges Institutsrating	F1	A–1	P–1
Finanzkraft	C	nicht bewertet	C–
Commercial Paper Program	nicht bewertet	A–1	P–1

Ertrags-, Vermögens- und Finanzlage

Ertragslage

Die Ertragsentwicklung der Bank war im Berichtsjahr maßgeblich von den schwierigen Marktverhältnissen beeinflusst. Die durch die Verwerfungen am US-Subprime-Markt ausgelöste Vertrauenskrise unter den Marktteilnehmern hat zu einer immer noch andauernden Finanzmarktkrise geführt. Die Gewinn- und Verlustrechnung der Essen Hyp wurde hiervon stark belastet. So halbierte sich der Zinsüberschuss von € 272,8 Mio. im Vorjahr auf € 130,4 Mio. zum Jahresultimo 2007, ein Minus von 52,2 %. Infolge der o. g. Vertrauenskrise auf dem Kapitalmarkt stiegen die kurzfristigen Refinanzierungssätze dramatisch, hinzu kam die Verknappung der Liquidität. Dies wiederum führte zu einer deutlichen Reduktion des Neugeschäfts, was sich negativ auf die Zinserträge auswirkte. Zudem war im Berichtsjahr über alle Quartale eine sehr flache, zum Teil inverse Zinsstrukturkurve zu beobachten. Erträge aus der Aktiv-Passiv-Steuerung bzw. Fristentransformation waren daher kaum möglich.

Entsprechend hat der Zins- und Provisionsüberschuss mit € 117,3 Mio. (€ 252,1 Mio.) im Vergleich zum Vorjahr nachgegeben. Per saldo wurde ein um € 7,6 Mio. verbessertes Provisionsergebnis von € –13,1 Mio. (€ –20,7 Mio.) erreicht. Hierbei beliefen sich die Provisionsaufwendungen auf € 19,3 Mio. (€ 26,6 Mio.). Darin sind Aufwendungen in Höhe von € 7,3 Mio. (€ 18,8 Mio.) für von der Commerzbank vermittelte Immobilienfinanzierungen enthalten. Die Provisionserträge bewegten sich mit € 6,2 Mio. (€ 5,9 Mio.) leicht über dem Niveau des Vorjahres. Im Eigenhandel ergab sich ein Nettoaufwand in Höhe von € –3,5 Mio. (€ 0,1 Mio.).

Die Verwaltungsaufwendungen erhöhten sich im Berichtsjahr um € 0,9 Mio. auf € 44,9 Mio. (€ 44,0 Mio.). Hiervon entfielen € 18,3 Mio. (€ 16,0 Mio.) auf Personalkosten, deren Anstieg auf notwendige Neueinstellungen einschließlich der Übernahme von Nachwuchskräften zurückzuführen ist. Ebenso wirkte sich die

Einstellung von Verbindlichkeiten für das Ausscheiden von Vorstandsmitgliedern auf die Erhöhung der Personalkosten aus. Des Weiteren enthalten die Verwaltungsaufwendungen Abschreibungen auf Sachanlagen in Höhe von € 2,8 Mio. (€ 5,9 Mio.) sowie andere Verwaltungsaufwendungen in Höhe von € 23,8 Mio. (€ 22,1 Mio.). Wesentlicher Treiber hierfür waren die Aufwendungen für Servicer und Beratungsdienstleistungen sowie erhöhte Aufwendungen für unsere Roadshow in fünf europäischen Finanzmetropolen und sonstige Investor-Relations-Maßnahmen.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen lag für 2007 bei € 1,7 Mio. (€ 4,0 Mio.). Diese Position enthält unter anderem Miet- und Pachterträge für die im Bestand der Bank befindlichen Immobilien sowie Aufwendungen für den Unterhalt der Objekte einschließlich passivierter Verbindlichkeiten für Mietgarantien. Der vergleichsweise hohe Vorjahreswert war von der Veräußerung einer Bestandsimmobilie beeinflusst.

Im Berichtsjahr belief sich das Betriebsergebnis vor Risikovorsorge somit auf nur € 70,6 Mio. (€ 212,2 Mio.).

Der Saldo der Risikovorsorge, der sowohl die Kreditrisikovorsorge als auch sämtliche Erträge und Aufwendungen aus der Überkreuzkompensation gemäß § 340f Abs. 3 HGB enthält, erreichte einen Betrag in Höhe von € –183,3 Mio. (€ –89,6 Mio.). Im Immobilienfinanzierungsgeschäft haben wir zur Abschirmung unserer Kreditrisiken und im Rahmen der Ermittlung der Sicherheitenerlösquoten sowie unter Berücksichtigung von Auflösungen dem Wertberichtigungsbestand € 18,0 Mio. (€ 27,2 Mio.) zugeführt.

Im Wertpapiergeschäft belief sich der negative Saldo auf € –164,1 Mio. (€ –62,4 Mio.). Die Erhöhung resultiert im Wesentlichen aus Wertanpassungen basierend auf Bonitätsspreadausweitungen vor allem in unserem Bankenportfolio, die wir in Anwendung des strengen handelsrechtlichen Niederstwertprinzips durchgeführt haben. Hierbei handelte es sich ausschließlich um Korrekturen aus der veränderten Marktbewertung, nicht um echte Ausfälle im Sinne von Verlusten. Zusätzlich haben wir uns unter Inkaufnahme weiterer Ertragsbelastungen von nicht strategischen Teilportfolien, wie etwa dem Fondsbestand, getrennt.

Aus der Veräußerung von Wertpapieren aus dem Anlagevermögen ergab sich eine Belastung von € 10,6 Mio. (€ 0,0 Mio.).

Aus den beschriebenen Entwicklungen resultiert – erstmalig in der Geschichte der Bank – ein negatives Jahres-

ergebnis: Das Betriebsergebnis der Bank belief sich zum 31.12.2007 auf € –123,3 Mio. nach € 122,6 Mio. im Vorjahr. Nach einem Jahresüberschuss von € 96,8 Mio. für 2006 ergibt sich hieraus insgesamt ein Jahresfehlbetrag in Höhe von € –123,6 Mio.

Mit dem ausgewiesenen Jahresfehlbetrag errechnet sich, bezogen auf das im Jahresdurchschnitt gehaltene bilanzielle Eigenkapital, ein Return on Equity nach Steuern von –15,1 % nach 13,2 % im Vorjahr.

Die Cost-Income-Ratio, die das Verhältnis des Verwaltungsaufwands zum Zins- und Provisionsüberschuss

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	2007 in Mio. €	2006 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	3.863,2	3.579,4	+7,9
– Zinsaufwendungen	3.732,8	3.306,6	+12,9
= Zinsüberschuss	130,4	272,8	–52,2
– Saldo Provisionsergebnis	–13,1	–20,7	–36,7
= Zins- und Provisionsüberschuss	117,3	252,1	–53,5
+ Eigenhandelsergebnis	–3,5	0,1	—
– Personalaufwand	18,3	16,0	+14,4
– andere Verwaltungsaufwendungen	23,8	22,1	+7,7
– Abschreibungen auf Sachanlagen	2,8	5,9	–52,5
= Teilbetriebsergebnis	68,9	208,2	–66,9
+ Saldo sonstige betriebliche Erträge und Aufwendungen	1,7	4,0	–57,5
= Betriebsergebnis vor Risikovorsorge	70,6	212,2	–66,7
– Risikovorsorge	183,3	89,6	+104,6
+/– Saldo aus Veräußerung von Wertpapieren des Anlagevermögens	–10,6	0,0	—
= Betriebsergebnis	–123,3	122,6	—
– Steueraufwand	0,3	25,8	–98,8
= Jahresüberschuss/-fehlbetrag	–123,6	96,8	—

Entwicklung der Bilanzsumme in Mrd. €


100
80
60
40
20
0
45,6
56,0
58,8
69,6
71,0
74,3
79,5
92,8
102,4
89,9
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Entwicklung wichtiger Bilanzpositionen in Mrd. €


100
80
60
40
20
0
33,2
31,2
45,5
43,8
8,1
8,4
80,3
64,9
102,4
89,9
Kommunal-kredite
Schuldverschreibungen und andere festverzinsliche Wertpapiere
Hypotheken-darlehen
Verbriefte Verbindlichkeiten
Bilanzsumme
2006
2007

beschreibt, betrug im abgelaufenen Geschäftsjahr bei verringertem Zins- und Provisionsüberschuss und leicht gestiegenen Verwaltungsaufwendungen 38,3 % (15,9 %).

Vermögens- und Finanzlage

Zum 31.12.2007 lag die Bilanzsumme bei € 89,9 Mrd. (€ 102,4 Mrd.). Der Rückgang der Bilanzsumme ist im Wesentlichen auf die Reduktion des Neugeschäfts und des Bestands an Repo-Geschäften zurückzuführen. Ausgewirkt hat sich auch der Abbau des Fondsbestands. Im Einzelnen verringerten sich die Bilanzpositionen „Schuldverschreibungen und andere festverzinsliche Wertpapiere" auf € 43,8 Mrd. (€ 45,5 Mrd.), „Forderungen an Kreditinstitute" auf € 16,3 Mrd. (€ 22,8 Mrd.) und „Forderungen an Kunden" auf € 28,9 Mrd. (€ 31,3 Mrd.).

Entsprechend der Vermögenslage hat sich der Refinanzierungsbedarf, vor allem in Form der öffentlichen Pfandbriefe, verringert. Einzelheiten zur Entwicklung wichtiger Bilanzpositionen können der entsprechenden Grafik auf Seite 34 entnommen werden.

Die Risikoaktiva gemäß Grundsatz I betrugen zum 31.12.2007 € 9,8 Mrd. (€ 11,0 Mrd.). Daraus errechnet sich eine Eigenmittelquote im Grundsatz I von 12,5 % (10,9 %). Gesetzlich gefordert ist ein Mindestwert von 8,0 %.

Die Kernkapitalquote verbesserte sich im Berichtsjahr von 6,8 % auf 8,6 %.

Nach Verrechnung des Jahresfehlbetrags mit den Gewinn- und Kapitalrücklagen beträgt die Eigenmittelquote im Grundsatz I 11,3 %, die Kernkapitalquote 7,4 %.

Bericht zu verbundenen Unternehmen

Nach der uns zugegangenen Mitteilung hält die Commerzbank AG in Frankfurt am Main per 31. Dezember 2007 73,96 % unseres Aktienkapitals. Gemäß § 312 Aktiengesetz hat der Vorstand für den berichtspflichtigen Zeitraum einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt, der mit der Erklärung schließt: „Nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem Rechtsgeschäfte mit verbundenen Unternehmen vorgenommen wurden, hat unsere Gesellschaft in jedem Fall eine angemessene Gegenleistung erhalten. Maßnahmen im Interesse oder auf Veranlassung von verbundenen Unternehmen wurden weder getroffen noch unterlassen."

Kapitalflussrechnung vom 01.01.2007 bis 31.12.2007 in Mio. €

		2007	2006
1	Periodenergebnis (einschließlich Ergebnisanteilen von Minderheitsgesellschaftern) vor außerordentlichen Posten	–123,6	96,8
	Im Periodenergebnis enthaltene zahlungsunwirksame Posten und Überleitung auf den Cashflow aus laufender Geschäftstätigkeit		
2	Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen, Sach- und Finanzanlagen	129,5	82,2
3	Zunahme/Abnahme der Rückstellungen	–4,8	–12,6
4	Andere zahlungsunwirksame Aufwendungen/Erträge	0,3	25,8
5	Gewinn/Verlust aus der Veräußerung von Finanz- und Sachanlagen	–0,4	–6,7
6	Sonstige Anpassungen (Saldo)	–128,9	–262,8
7	Zwischensumme	–127,9	–77,3
	Veränderung des Vermögens und der Verbindlichkeiten aus laufender Geschäftstätigkeit		
8	Forderungen	8.713,5	–3.779,0
8 a	– an Kreditinstitute	6.403,2	–3.772,1
8 b	– an Kunden	2.310,3	–6,9
9	Wertpapiere (soweit nicht Finanzanlagen)	933,6	–2.494,7
10	Andere Aktiva aus laufender Geschäftstätigkeit	1.825,5	–386,1
11	Verbindlichkeiten	3.126,3	–4.250,2
11 a	– gegenüber Kreditinstituten	2.132,0	–7.749,0
11 b	– gegenüber Kunden	994,3	3.498,8
12	Verbriefte Verbindlichkeiten	–14.898,8	13.563,4
13	Andere Passiva aus laufender Geschäftstätigkeit	106,5	50,4
14	Erhaltene Zinsen und Dividenden	3.961,1	3.235,1
15	Gezahlte Zinsen	–4.009,0	–2.921,0
16	Außerordentliche Einzahlungen	0,0	0,0
17	Außerordentliche Auszahlungen	0,0	0,0
18	Ertragsteuerzahlungen	–1,3	–35,7
19	Cashflow aus der laufenden Geschäftstätigkeit	–370,5	2.904,9
20	Einzahlungen aus Abgängen	1.221,4	47,3
20 a	– des Finanzanlagevermögens	1.220,3	32,0
20 b	– des Sachanlagevermögens	1,1	15,3
21	Auszahlungen für Investitionen	–848,5	–2.935,0
21 a	– in das Finanzanlagevermögen	–847,5	–2.912,2
21 b	– in das Sachanlagevermögen	–1,0	–22,8
22	Einzahlungen aus dem Verkauf von konsolidierten Unternehmen und sonstigen Geschäftseinheiten	0,0	0,0
23	Auszahlungen aus dem Erwerb von konsolidierten Unternehmen und sonstigen Geschäftseinheiten	0,0	–0,3
24	Mittelveränderungen aus sonstiger Investitionstätigkeit (Saldo)	–0,9	–0,3
25	Cashflow aus der Investitionstätigkeit	372,0	–2.888,3

		2007	2006
26	Einzahlungen aus Eigenkapitalzuführungen (Kapitalerhöhungen, Verkauf eigener Anteile etc.)	0,0	0,0
27	Auszahlungen an Unternehmenseigner und Minderheitsgesellschafter	0,0	–53,0
27 a	– Dividendenzahlungen	0,0	–53,0
27 b	– sonstige Auszahlungen	0,0	0,0
28	Mittelveränderungen aus sonstigem Kapital (Saldo)	–5,6	77,8
29	Cashflow aus der Finanzierungstätigkeit	–5,6	24,8
30	Zahlungswirksame Veränderungen des Finanzmittelfonds (Summe aus 19, 25, 29)	–4,1	41,4
31	Wechselkurs-, konsolidierungskreis- und bewertungsbedingte Änderungen des Finanzmittelfonds	0,0	0,0
32	Finanzmittelfonds am Anfang der Periode	242,4	201,0
33	Finanzmittelfonds am Ende der Periode	238,3	242,4

Die Kapitalflussrechnung zeigt die Zusammensetzung und die Veränderungen des Zahlungsmittelfonds (Bilanzposition „Barreserve") im Geschäftsjahr. Sie ist aufgeteilt in den Cashflow aus der laufenden Geschäftstätigkeit, der Investitionstätigkeit und der Finanzierungstätigkeit. Bei der Erstellung haben wir die Vorschriften nach dem deutschen Rechnungslegungsstandard DRS 2-10 zugrunde gelegt.

Im Cashflow aus der laufenden Geschäftstätigkeit werden Zahlungsvorgänge (Zu- und Abflüsse) aus Forderungen an Kreditinstitute und Kunden sowie Wertpapieren der Liquiditätsreserve und anderen Aktiva ausgewiesen. Auch Zu- und Abgänge aus Verbindlichkeiten gegenüber Kreditinstituten und Kunden sowie verbriefte Verbindlichkeiten und andere Passiva, erhaltene Zinsen und Dividenden, gezahlte Zinsen sowie die Ertragsteuerzahlungen werden in dieser Position abgebildet.

Der Cashflow aus der Investitionstätigkeit zeigt die Ein- und Auszahlungen im Finanz- und Sachanlagevermögen sowie Mittelveränderungen aus sonstigen Investitionstätigkeiten.

Im Cashflow aus der Finanzierungstätigkeit werden Eigenkapitalzuführungen, Dividendenzahlungen sowie Veränderungen im Nachrangkapital abgebildet.

Der Finanzmittelfonds enthält sowohl am Anfang als auch am Ende des jeweiligen Geschäftsjahres die Barreserve und die Guthaben bei Zentralnotenbanken.

Die Kapitalflussrechnung ersetzt weder die Liquiditäts- noch die Finanzplanung. Sie wird nicht als Steuerungsinstrument eingesetzt.

Personalbericht

Personalentwicklungsmaßnahmen. In der Personalentwicklung setzten wir im Berichtsjahr auf individuelle und praxisorientierte externe Qualifizierungsmaßnahmen sowie auf interne Weiterbildungsangebote. Eine individuelle Bedarfsanalyse für alle Mitarbeiter erfolgte anhand des jährlichen Zielvereinbarungs- und Beurteilungsgesprächs durch den Vorgesetzten.
2007 bildeten sich 96 Mitarbeiter durch den Besuch von Seminaren externer Anbieter weiter. Themenschwerpunkte dieser Seminare waren: Kapitalmarkt, Konzernrechnungslegung, Risikomanagement, Kreditmanagement, aufsichtsrechtliche Regelungen und Führungsmanagement. Unser Weiterbildungsprojekt „Essen Hyp University" wurde 2007 fortgeführt.
Zusätzlich boten wir interne Sprachtrainings in den Fremdsprachen Englisch, Französisch und Spanisch an.

Nachwuchsförderung. Die Essen Hyp verfügt über zahlreiche Ausbildungsplätze in sieben Ausbildungsberufen. Nach erfolgreich abgeschlossener Prüfung haben wir 2007 fünf Auszubildende in ein unbefristetes Beschäftigungsverhältnis übernommen. Die Auszeichnung einer Mitarbeiterin als beste Auszubildende Nordrhein-Westfalens in ihrem Beruf „Immobilienkauffrau" bestätigte die hohe Qualität unserer Ausbildung. Wir begrüßen es außerordentlich, dass zusätzlich einige unserer Auszubildenden begleitend ein betriebswirtschaftliches Studium, z. B. an der Fachhochschule für Ökonomie und Management in Essen (FOM), absolvieren.
Externe Nachwuchskräfte rekrutierten wir wie in den Jahren zuvor über unser Hochschulabsolventenprogramm. Hierbei bieten wir Hoch- und Fachhochschulabsolventen aus den Studienrichtungen Wirtschaftswissenschaften, Mathematik, Wirtschaftsinformatik, Informatik und Rechtswissenschaften ein Berufseinstiegsjahr an, entweder im Rahmen eines Traineeprogramms oder aber als Direkteinstieg. Im Berichtsjahr haben wir zehn Mitarbeiter in ein unbefristetes Arbeitsverhältnis übernommen.

Betriebszugehörigkeit. Zeitgleich mit dem Jubiläum zum 20-jährigen Bestehen der Bank am 23. Januar 2007 erreichten acht Mitarbeiter ihre 20 Jahre währende Betriebszugehörigkeit. Rund 28 % der Mitarbeiter sind länger als 10 Jahre bei der Essen Hyp beschäftigt.

Betriebszugehörigkeit

	Anzahl	in %
0 bis 2 Jahre	73	32,4
3 bis 5 Jahre	40	17,8
6 bis 10 Jahre	49	21,8
11 bis 15 Jahre	27	12,0
> 15 Jahre	36	16,0
Gesamt	225	100,0

Leistungsbezogene Vergütung. Die Vergütung der Führungskräfte in unserem Hause wird in sogenannten Funktionswertgruppen geregelt. Sie ist sowohl an die individuelle Leistung der Mitarbeiter als auch an den Unternehmenserfolg geknüpft. 20 % der Gesamtvergütung werden hierbei variabel gestaltet. Unsere Tarifangestellten erhalten, abhängig von der Ertragslage der Bank, zusätzlich zu den tariflich geregelten 13 Gehältern eine freiwillige Sonderzahlung. Sie wird leistungsbezogen und unter Berücksichtigung der Dauer der Betriebszugehörigkeit im jeweiligen Jahr gezahlt.

Betriebliche Altersvorsorge. Unser Stammpersonal ist im Versorgungswerk des BVV Versicherungsvereins des Bankgewerbes a. G. zusätzlich zur gesetzlichen Rentenversicherung betrieblich versichert. Dabei wird die steuerlich begünstigte Entgeltumwandlung zur Verbesserung der betrieblichen Altersvorsorge von vielen Mitarbeitern genutzt. Darüber hinaus erhalten unsere leitenden Angestellten nach einer 5-jährigen Betriebszugehörigkeit eine Versorgungsvereinbarung.

Förderung der Chancengleichheit von Familie und Beruf. Flexible und individuelle Arbeitszeitmodelle ermöglichen es unseren Mitarbeitern, die Anforderungen aus Beruf und Familie gleichberechtigt zu erfüllen. Hierzu zählen Teilzeitarbeit, die Einrichtung von Telearbeitsplätzen und die Anwendung unseres Gleitzeitmodells. In der Essen Hyp arbeiten 28 Mitarbeiterinnen als Teilzeitkräfte. Insgesamt werden 20 unterschiedliche Arbeitszeitmodelle angeboten, fünf in Kombination mit einem Telearbeitsplatz.
Älteren Mitarbeitern bieten wir mit Hilfe von Langzeitkonten und Altersteilzeit einen gleitenden Übergang in den Ruhestand. Im Jahr 2007 befanden sich zwei Mitarbeiter in der Freizeitphase der Altersteilzeit.

Altersstruktur

Alter	Männlich	Weiblich	Gesamt
61–65	1 (0,4 %)	0 (0,0 %)	1
56–60	4 (1,8 %)	5 (2,2 %)	9
51–55	11 (4,9 %)	5 (2,2 %)	16
46–50	7 (3,1 %)	8 (3,6 %)	15
41–45	28 (12,4 %)	19 (8,4 %)	47
36–40	17 (7,6 %)	18 (8,0 %)	35
31–35	18 (8,0 %)	14 (6,2 %)	32
25–30	26 (11,6 %)	24 (10,7 %)	50
< 25	13 (5,8 %)	7 (3,1 %)	20
	125 (55,6 %)	100 (44,4 %)	

Männlich Weiblich

Gesamt: 225

Mitarbeiterzahl gestiegen. Zum Jahresultimo 2007 waren in der Hypothekenbank in Essen AG 212 (198) Vollzeitkräfte tätig. Dazu zählen unser Stammpersonal mit 172 (157) Vollzeitkräften sowie 17 (19) Auszubildende und 23 (22) Hochschulabsolventen. Die Gewichtung der Teilzeitmitarbeiter haben wir an die Konzernberechnungsmethode angepasst und an Stelle einer pauschalierten die tatsächliche Arbeitszeit der Teilzeitkräfte als Gewichtungsfaktor zugrunde gelegt. Ohne diese Gewichtung beträgt die Mitarbeiterzahl gemessen an Köpfen 225 (210). Die Vorjahreszahlen wurden entsprechend angepasst.

Restrukturierung. Vor dem Hintergrund der gesellschaftsrechtlichen und organisatorischen Eingliederung der Bank in die Eurohypo AG haben wir Gespräche mit dem Betriebsrat aufgenommen. Die Gespräche sind bisher in konstruktiver Art und Weise verlaufen. Ausdrücklich danken wir dem Vorsitzenden des Aufsichtsrats für Informationen auch in Mitarbeiterversammlungen, in denen er sich den Fragen der Mitarbeiter gestellt hat.

Allen Mitarbeitern sprechen wir unseren Dank und unsere Anerkennung für das Geleistete aus. Nur durch den hohen persönlichen Einsatz unserer Mitarbeiter war der anspruchsvolle und arbeitsintensive Geschäftsauftrag zu erfüllen. Dem Betriebsrat danken wir für die vertrauensvolle und konstruktive Zusammenarbeit.

Nachtragsbericht

Die Commerzbank AG hält mit Wirkung vom 3. Januar 2008 100 % des Grundkapitals der Essen Hyp, davon unmittelbar 94,88 % und mittelbar 5,12 %. Die Aktionärin hat am 29. Januar 2008 beschlossen, dass die Bank mit wirtschaftlicher Wirkung rückwirkend zum 1. Januar 2008 auf die Eurohypo AG verschmolzen wird. Mit dem Wirksamwerden der Verschmelzung, d. h. mit ihrer Eintragung ins Handelsregister, wird die Hypothekenbank in Essen AG rückwirkend zum 1. Januar 2008 de jure aufgelöst.

Risikobericht

Rahmengrundsätze

Risikoverständnis und Ziele des Risikomanagements

Risiken sind Bestandteil jeglicher unternehmerischer Geschäftstätigkeit und beinhalten die Gefahr, dass durch interne/externe Ereignisse oder durch Handlungen (Entscheidungen) Unternehmensziele nicht erreicht werden oder gar der Fortbestand eines Unternehmens gefährdet wird.

Das Risikomanagementsystem ist an der Geschäfts- und Risikostrategie und damit an den Unternehmenszielen ausgerichtet und gilt als Erweiterung der strategischen und operativen Planung.
Unter dem Begriff „Risiko" wird dabei die Gefahr verstanden, dass die tatsächlichen Ergebnisse von den

Risikomanagementsystem der Hypothekenbank in Essen AG


Früherkennungs-system
Risikomanagement
Risiko-Controlling
Indikatoren:
z. B. Kreditgeschäft
Innerhalb und/oder außerhalb des Rating-systems
Messung und Beurteilung der wesentlichen Risiken
auch Diversifikations-Effekte/Portfolioebene
Limitierung der Einzelrisiken und des Gesamtrisikos
Maßnahmen treffen, z. B. Transfer von Kreditrisiken
Überwachung und Kommunikation der Einzelrisiken, des Gesamtrisikos und der Einhaltung der Kreditrisikostrategie
Reporting
Handlungsvorschläge
Risikoidentifikation
Risikomessung
Risikosteuerung
Risikokontrolle
aktiv
Risikovermeidung
Risikoverminderung/-limitierung
Risikoüberwälzung
Risikodiversifikation
passiv
Risikoübernahme

erwarteten Ergebnissen abweichen (Risiko im weiteren Sinne). Es lässt sich mithin durch eine Wahrscheinlichkeitsverteilung beschreiben, bei der sowohl positive als auch negative Schwankungen um einen Erwartungswert auftreten. Die positive Abweichung wird als Chance bezeichnet, während die negative Ergebnisabweichung als Risiko im engeren Sinne verstanden wird.

Risikokategorien

Marktrisiken. Unter dem Begriff Marktrisiken werden generell jene Risiken zusammengefasst, deren gemeinsames Merkmal eine ungünstige Entwicklung der Geld- und Kapitalmärkte ist. Sie resultieren somit aus Schwankungen von Marktpreisen (Zinsen, Fremdwährungen) sowie anderen preisbeeinflussenden Parametern (Volatilitäten, Creditspreads). Die Essen Hyp unterteilt die Marktrisiken in die allgemeinen Marktrisiken, wozu das Zinsrisiko, das Währungsrisiko und das Volatilitätsrisiko

Risikokategorien

Marktrisiko	Kreditrisiko	Liquiditätsrisiko	Operationelles Risiko	Sonstiges Risiko
• Zinsrisiko • Währungsrisiko • Volatilitätsrisiko • Creditspreadrisiko • Risiko im Handelsbuch	• Ausfall- und Bonitätsrisiko • Konzentrations- und Klumpenrisiko • Länderrisiko • Abwicklungsrisiko • Vorleistungsrisiko • Wiedereindeckungsrisiko	• Marktliquiditätsrisiko • Refinanzierungsrisiko	• Prozessrisiko • Systemrisiko • Personalrisiko • Externes Ereignisrisiko • Rechtsrisiko • Risiko aus Outsourcing	• Business Risk • Strategisches Risiko • Reputationsrisiko • Immobilien- und Objektrisiko • Risiko aus Beteiligungen • Risiko nicht marktgerechter Bedingungen

zählen, und die spezifischen Marktrisiken, wozu Creditspreadrisiken zählen.

Kreditrisiken. Kreditrisiken beinhalten die Gefahr, dass aufgrund eines teilweisen oder vollständigen Ausfalls bzw. einer Erhöhung der erwarteten Ausfallwahrscheinlichkeit (Bonitätsverschlechterung) von Kreditnehmern unerwartete Verluste entstehen. Während das Ausfallrisiko die Gefahr bezeichnet, dass ein Kreditnehmer die vertraglich vereinbarten Tilgungs- und/oder Zinszahlungsleistungen nicht oder nur teilweise leistet, wird unter dem Bonitätsrisiko die Gefahr einer Bonitätsverschlechterung eines Kreditnehmers subsumiert. Darüber hinaus umfasst das Kreditrisiko auch Konzentrations- und Klumpenrisiken, Länderrisiken und Kontrahentenrisiken (Abwicklungs-, Vorleistungs- und Wiedereindeckungsrisiko).

Liquiditätsrisiken. Liquiditätsrisiken bezeichnen die aktuelle oder zukünftige Gefahr, dass ein Institut seinen gegenwärtigen und zukünftigen Zahlungsverpflichtungen bei Fälligkeit nicht oder nur mit Verlusten nachkommen kann. Die Essen Hyp unterteilt Liquiditätsrisiken in Marktliquiditätsrisiko und Refinanzierungsrisiko.

Operationelle Risiken. Das operationelle Risiko (Op-Risk) ist die Gefahr von Verlusten, die aufgrund der Unangemessenheit oder des Versagens von internen Prozessen und Systemen, Personal oder durch externe Faktoren eintreten. Diese Definition schließt Rechtsrisiken und Risiken aus Outsourcing ein.

Sonstige Risiken. Bei den sonstigen Risiken handelt es sich um nicht oder nur schwer quantifizierbare Risiken wie z. B. Business-Risiken, strategische Risiken oder Immobilien- und Objektrisiken. Die Essen Hyp ist sich der Existenz dieser Risiken bewusst und wirkt potenziellen Schäden durch Berücksichtigung eines Kapitalpuffers entgegen.

Risikotragfähigkeit, Risikobegrenzung und Limitsystem

Zentrales Motiv der risiko- und renditeorientierten Gesamtbanksteuerung der Essen Hyp ist der optimale Einsatz der Ressource ökonomisches Kapital. Dieses wird definiert als der Kapitalbetrag, der mit einer vorgegebenen Wahrscheinlichkeit innerhalb eines Jahres zur Abdeckung unerwarteter Verluste aus risikobehafteten Positionen vorgehalten werden sollte (99,95 % Konfidenzniveau, Haltedauer ein Jahr). Im Rahmen der Risikotragfähigkeitsrechnung wird dem ökonomischen Kapital das zu dessen Deckung vorhandene Kapital (die Risikodeckungsmasse) gegenübergestellt, um zu messen, ob im Krisenfall ausreichend Kapital zum Ausgleich von Verlusten vorhanden ist. Risikotragfähigkeit ist damit gegeben, wenn alle (wesentlichen) Risiken laufend durch das Risikodeckungspotenzial abgedeckt werden (siehe Grafik auf Seite 44 oben).

Das Verhältnis von Risikodeckungsmasse zu ökonomischem Kapital im Geschäftsjahr wird in der Grafik auf Seite 44 unten dargestellt.

Schema der Risikotragfähigkeitsrechnung


Business Risk
Operationelles Risiko
geplanter Jahresüberschuss
Kreditrisiko
Neubewertungs-rücklage
Marktrisiko
Kernkapital
Ökonomisches Kapital
Risikodeckungsmasse

Risikotragfähigkeit im Berichtsjahr in %


100
80
60
40
20
0
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Marktrisiken
Kreditrisiken
Operationelle Risiken
Business Risk
Risikodeckungsmasse

Organisation des Risikomanagements und -controllings

Risikomanagementorganisation

Unbedingte Voraussetzung für die Effektivität und damit Wirksamkeit des Risikomanagementsystems ist eine transparente und eindeutige Risikomanagementorganisation. Hierzu sind die Rollen und Verantwortlichkeiten der beteiligten Organisationseinheiten sowie ihre Funktion innerhalb des bankweiten Risikomanagement- und -controllingprozesses festgelegt, um mögliche Unklarheiten im Hinblick auf Zuständigkeiten oder Überschneidungen zu vermeiden.

Die Verantwortung für das Management der von den einzelnen Aktivitäten ausgehenden Risiken in der Essen Hyp liegt beim Gesamtvorstand. Im strategischen Bereich wird er durch das Kreditkomitee (KK) unter Vorsitz des Chief Risk Officers (CRO) und das Asset-Liability-Committee (ALCO) sowie durch die Vorstandssitzung und die Geschäftsplanungssitzung unterstützt.

Organisation des Risikomanagements


Risikoausschuss des Aufsichtsrats
Gesamtvorstand
Risikostrategie
CRO
Risikocontrolling
Risikomanagement
KK
ALCO
Marktrisiko
Kreditrisiko
Marktfolge
Markt
Operationelles Risiko
Liquiditätsrisiko
Sonstige Risikomanagementeinheiten
Sonstige Risiken
Risikoarten
Prozessuale Überwachung: Interne Revision

Das operative Risikomanagement im Rahmen der vorgegebenen Strategie liegt in der Verantwortung der Markt- und Marktfolgebereiche. Das Risikocontrolling wird insbesondere vom Fachbereich Controlling geleistet. Die prozessunabhängige Überwachung des Risikomanagementsystems wird von der Internen Revision der Essen Hyp wahrgenommen.
Einen Überblick über die im Rahmen der Risikomanagementorganisation festgelegten Aufgaben und Verantwortlichkeiten gibt die Grafik auf Seite 45.

Interne Revision

Die Interne Revision ist ein Instrument des Gesamtvorstands der Essen Hyp und unmittelbar dem Vorstand unterstellt. Sie ist ein wesentlicher Baustein des bankweiten internen Überwachungssystems. Im Auftrag des Vorstands erbringt sie unabhängige und objektive Prüfungs- und Beratungsdienstleistungen, die darauf ausgerichtet sind, Mehrwerte zu schaffen und die Geschäftsprozesse zu verbessern. Sie unterstützt die Essen Hyp bei der Erreichung ihrer Ziele, indem sie mit einem systematischen und zielorientierten Ansatz die Betriebs- und Geschäftsabläufe, das Risikomanagement und -controlling sowie das interne Kontrollsystem bewertet und verbessern hilft.

Auf Grundlage eines langfristigen Prüfungsplans prüft und beurteilt die Interne Revision risiko- und prozessorientiert alle Betriebs- und Geschäftsabläufe der Essen Hyp, insbesondere

- die Funktionsfähigkeit, Wirksamkeit, Wirtschaftlichkeit und Angemessenheit des internen Kontrollsystems,
- die Anwendung, Funktionsfähigkeit, Wirksamkeit und Angemessenheit der Risikomanagement- und -controllingsysteme, des Berichtswesens, des Informationssystems und des Finanz- und Rechnungswesens,
- die Einhaltung geltender gesetzlicher und aufsichtsrechtlicher Vorgaben sowie sonstiger Regelungen,
- die Wahrung betrieblicher Richtlinien, Ordnungen und Vorschriften sowie
- die Ordnungsmäßigkeit aller Betriebs- und Geschäftsabläufe sowie Regelungen und Vorkehrungen zum Schutz der Vermögensgegenstände.

Die Interne Revision erstellt jeweils zeitnah nach Abschluss der Prüfungshandlungen einen schriftlichen Revisionsbericht. Dieser enthält eine Darstellung des Prüfungsgegenstandes, der Prüfungsfeststellungen, eine Beurteilung der Prüfungsergebnisse sowie einen Maßnahmenkatalog. Die Umsetzung der ausgesprochenen Maßnahmen und Empfehlungen wird mit Hilfe einer Datenbankanwendung überwacht. Die im Berichtsjahr eingetretene Personalreduktion in der Internen Revision wurde durch Einsatz von Mitarbeitern der Konzernrevision kompensiert.

Der Aufsichtsrat der Essen Hyp wird im Rahmen der regelmäßig stattfindenden Sitzungen über wesentliche Feststellungen informiert. Darüber hinaus erhält er einmal jährlich nach Ablauf eines Geschäftsjahres einen umfassenden Bericht über alle, insbesondere die wesent-

lichen ausgesprochenen Feststellungen sowie den aktuellen Stand der Umsetzung der damit verbundenen Maßnahmen. Festgestellte schwerwiegende Mängel werden dem Vorsitzenden des Aufsichtsrates unverzüglich angezeigt.

Basel II/SolvV. Die Aktivitäten waren im Berichtsjahr stark geprägt durch die weitere Migration der Ratingverfahren des Commerzbank-Konzerns auf die Essen Hyp. Nachdem bereits im Vorjahr die maßgeblichen Schätzgrößen (PD- und LGD-Komponenten) für das Kapitalmarkt- und Staatskreditgeschäft anhand der von der Commerzbank AG entwickelten Verfahren und Methoden übernommen worden waren, stand das vergangene Jahr im Zeichen der Übernahme adäquater Schätzverfahren für das Hypothekengeschäft der Essen Hyp.

Im gewerblichen Bereich (CRE = Commercial Real Estate) wurde im Frühjahr die Anwendung IRIS (= Integriertes Immobilienraster und Informationssystem) ausgerollt und seitdem bei der Bewertung von Neugeschäftsanträgen sowie bei den laufenden Prolongationen in der Bank angewendet. Zum Ende des Jahres war das CRE-Portfolio fast vollständig mit einem qualifizierten Rating versehen.

Im Retailgeschäft (Private Immobilienfinanzierung) setzt die Essen Hyp seit dem Herbst das Verfahren CORES (Commerzbank Retail Scoring) ein. Mit diesem Verfahren werden die betreffenden Engagements monatlich neu bewertet. Der Ratingabdeckungsgrad liegt bei nahezu 100 %.

Bei beiden Verfahren werden die regulatorisch nach dem fortgeschrittenen internen Ratingansatz (A-IRBA) geforderten Parameter geschätzt. Die entsprechenden Methodiken sind in die Prozessketten der Essen Hyp vollständig integriert.

Die Bank hat im Berichtsjahr an insgesamt drei konzernübergreifenden „Parallelläufen" teilgenommen, um (je Stichtag) die Auswirkungen bzw. die (quantitativen) Veränderungen durch die künftige Anwendung des A-IRBA bewerten zu können. Zu diesem Zweck wurden bereits die sogenannten „COREP"-Bögen befüllt, die auch Grundlage der künftigen Meldungen gem. SolvV sein werden. Diese Aktivitäten unterstrichen, dass die Bank Kapitalentlastungen im Falle der Anwendung des A-IRBA erfahren würde.

Vor dem Hintergrund der geplanten Verschmelzung der Bank auf die Eurohypo AG wurde der Antrag auf Zertifizierung der Ratingverfahren zurückgenommen. Die Essen Hyp wendet daher den Kreditrisiko-Standardansatz (KSA) an.

MaRisk. Mit der Einführung der Mindestanforderungen an das Risikomanagement (MaRisk) hat die deutsche Bankenaufsicht die zweite Säule „Bankaufsichtlicher Überwachungsprozess" aus Basel II und der SolvV umgesetzt.

Die Essen Hyp hat die Anforderungen der MaRisk mit einem interdisziplinären Projekt in der Bank umgesetzt. Zum Jahresende 2007 konnten alle definierten Teilprojekte erfolgreich abgeschlossen werden. Aus den Teilprojekten abgeleiteter weiterer Handlungsbedarf wurde in die Verantwortung der zuständigen Fachbereiche und Abteilungen gelegt.

Risikomanagement- und -controllingprozess

Überblick über den Prozess

Der Risikomanagementprozess (RMP) in der Essen Hyp umfasst alle Aktivitäten, die zum systematischen Umgang mit Risiken in der Essen Hyp notwendig sind. Er besteht aus den Phasen Identifikation, Beurteilung (Analyse/Bewertung), Steuerung und Kommunikation der Risiken sowie aus der Überwachung der Effektivität (Wirksamkeit) und Effizienz (Angemessenheit) der Maßnahmen des Risikomanagements.

- Ziel der *Risikoidentifikation* ist die strukturierte, detaillierte und möglichst vollständige Erfassung aller denkbaren, aus den Geschäftsprozessen und Funktionsbereichen resultierenden Risikopotenziale in der Essen Hyp. Die Risikoidentifikation dient damit als Informationsbasis für die nachgelagerten Phasen.
- Gemessen an den Risikopotenzialen der Geschäftsfelder der Essen Hyp sind nach Art und Umfang angemessene unterschiedlich ausgeprägte *Frühwarnsysteme* in der Bank implementiert, um rechtzeitig diejenigen Kredite und Positionen zu identifizieren, bei denen sich für das Risikoprofil der Essen Hyp erhöhte Risiken abzuzeichnen beginnen. Hierdurch ist die Essen Hyp in der Lage, in einem möglichst frühen Stadium Gegenmaßnahmen einzuleiten (z. B. Intensivbetreuung von Engagements).
- Ziel der strategischen *Risikobeurteilung* ist es, die identifizierten Risiken hinsichtlich ihres Gefährdungspotenzials für die Essen Hyp zu analysieren, sie in eine Rangordnung zu bringen und in einer Risikolandkarte abzubilden. Diese quantitative Beurteilung erfolgt neben einer verbalen Begründung auf Basis

Prozess-Schema des Risikomanagements

Identifikation

Beurteilung

Überwachung

Steuerung

Kommunikation

der folgenden Parameter: Eintrittswahrscheinlichkeit, Risikobedeutung und Beherrschbarkeit.

- Die (operative) *Risikomessung* zielt darauf ab, die tatsächlichen Verlustpotenziale zu ermitteln und mit den festgelegten Limiten abzugleichen. Die gemessenen Werte werden in den jeweiligen Reports dargestellt.
- Gegenstand der *Risikosteuerung* ist die aktive Beeinflussung (d. h. das tatsächliche Management) der im Rahmen von Risikoidentifikation und Risikoanalyse ermittelten Risikopositionen. Die Risikosteuerung muss im Einklang mit den Unternehmenszielen und den daraus abgeleiteten Zielen des Risikomanagements stehen.
- Das *Risikoreporting* hat die Zielsetzung, die im Rahmen der vorhergehenden Phasen ermittelten Daten systematisch aufzubereiten, zu verdichten, zu kanalisieren und zu kommunizieren.
- Als letzte Phase des Risikomanagementprozesses soll die *Risikoüberwachung* sicherstellen, dass die tatsächliche Risikolage der Essen Hyp immer der angestrebten, vom Vorstand vorgegebenen Risikolage entspricht. Im Zentrum dieser Phase steht daher die kontinuierliche operative Kontrolle der Wirksamkeit der Risikosteuerungsmaßnahmen.

Risikosteuerung bei dualer Bilanzierung

Die Essen Hyp erstellt sowohl einen HGB-Einzelabschluss als auch – bedingt durch die Konzernbilanzierung – einen Abschluss nach International Accounting Standards/International Financial Reporting Standards (IAS/IFRS). Die Steuerung nach IAS/IFRS orientiert sich im Vergleich zum nationalen Handelsrecht in weitaus höherem Maße am Fair Value. Danach sind alle finanziellen Vermögenswerte und Verbindlichkeiten, zu denen auch derivative Finanzinstrumente zählen, grundsätzlich in der Bilanz anzusetzen und in Abhängigkeit von der ihnen zugewiesenen Kategorie zu bewerten. Die Bewertung erfolgt für alle Finanzinstrumente, die an einem „aktiven Markt" i. S. des IAS 39 quotiert sind, zum Fair Value. Die Kategorie „Bis zur Endfälligkeit zu haltende finanzielle Vermögenswerte" wird nicht verwendet. Die Marktwertveränderungen werden je nach bilanzieller Zuordnung entweder erfolgswirksam oder erfolgsneutral erfasst. Diese Teilbilanzierung zu Marktwerten, das sogenannte Mixed-Modell, machte die Strukturierung des Gesamtzinsbuches im Rahmen der Gesamtbanksteuerung in Teilportfolien notwendig. Nur so können wir die bilanziellen Auswirkungen nach IAS/IFRS im Rahmen von Limiten begrenzen und steuern. Die tägliche Ergebnisermittlung für den Bereich IAS/IFRS dient auch dazu, die potenziellen Auswirkungen von Maßnahmen der Aktiv-Passiv-Steuerung aufzuzeigen.

Marktrisiken

Strategie. Marktrisiken werden bewusst im Rahmen der vorgegebenen Limite und unter Berücksichtigung der Kompetenzen zum Zweck der Ertragsgenerierung eingegangen.

Organisation. Das aktive Management der Marktrisiken obliegt dem Unternehmensbereich Kapitalmarkt unter Berücksichtigung der Beschlüsse des ALCO. Das Risikocontrolling wird von der Abteilung Market Risk geleistet.

Steuerung. Das Marktrisiko wird risiko- und ertragsorientiert gesteuert. Hierzu werden Marktrisikolimite unter Berücksichtigung des ökonomischen Kapitalverbrauchs und der Geschäftserwartungen festgelegt.

Risikomessmethoden. Die Marktrisiken werden auf der Basis eines Value-at-Risk-Konzepts ermittelt. Der Value at Risk (VaR) wird hier definiert als der maximale Verlust eines Portfolios über eine bestimmte Halteperiode, der mit einer vorher festgelegten Wahrscheinlichkeit (Konfidenzniveau) nicht überschritten wird.
Allgemeine Marktrisiken werden mittels historischer Simulation berechnet, spezifische Marktrisiken (Creditspreadrisiken) auf Basis eines Varianz-Kovarianz-Modells.

Die Validierung des VaR für allgemeine Marktrisiken erfolgt über ein Backtesting. Hierbei wird die durch den VaR prognostizierte maximale Barwertänderung des Portfolios mit den tatsächlich auftretenden Änderungen verglichen. Ziel ist neben der Erfüllung aufsichtsrechtlicher Anforderungen die Beurteilung und kontinuierliche Verbesserung der Prognosegüte.

Stresstest und Szenarioanalyse. Da die bei der VaR-Berechnung gewonnenen Erkenntnisse keine Aussage über das Verhalten eines Portfolios unter extremen Marktbewegungen liefern, werden neben dem VaR Stresswerte ermittelt. Hierzu wird unter Zuhilfenahme einer Auswahl definierter Szenarien, die das Ausmaß üblicher täglicher Schwankungen der Risikofaktoren deutlich übersteigen, das Stresstesting berechnet. Sämtliche Szenarien werden auf Basis historischer Zinssätze entwickelt und umfassen sowohl positive als auch negative Verschiebungen der Zinsstrukturkurve sowie Drehungen der Kurve auf unterschiedlichen Stützstellen. Darüber hinaus werden auch andere Szenarien simuliert, die nicht extreme, aber aus anderen Gründen für die Essen Hyp interessante Änderungen der Marktdaten beschreiben (Szenarioanalyse).

Limite. Die Höhe des allgemeinen und des spezifischen Marktrisikos ist für die Auslastung des VaR und standardisierter Stresstests begrenzt. Für Geschäfte des Handelsbuchs besteht ein VaR-Sublimit. Zudem ist auf Gesamtbankebene eine Marktwertuntergrenze festgelegt.

Reporting. Der Gesamtvorstand, die Unternehmensbereichsleiter sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des Marktwertes der Essen Hyp, die Höhe des VaR einschließlich Credit-Spread-VaR und die Auslastung der diversen Risikolimite informiert. Daneben werden die Barwerte der ausstehenden öffentlichen Pfandbriefe, der Hypothekenpfandbriefe und ihrer jeweiligen Deckungsstöcke sowie deren Veränderung unter definierten Stress-Szenarien ermittelt und kommuniziert. Daneben erhält der Gesamtvorstand monatlich differenzierte Berichte der Unternehmensbereiche, Fachbereiche und Abteilungen. In diesem Zusammenhang berichtet der Fachbereich Controlling u. a. über die im abgelaufenen Monat getätigten Geschäfte, ihre Auswirkung auf die Struktur der Zinsbindungsbilanz, die Entwicklung des Marktwertes sowie den Verlauf der Auslastung der Risikolimite. Ferner wird über den Stand etwaiger „Neuer Produkte“ berichtet. Der Monatsbericht des Fachbereichs Bilanzen und Steuern erläutert u. a. die Entwicklung der Bilanz- und der GuV-Positionen nach HGB und IAS/IFRS.

Entwicklung der Marktrisikozahlen im Geschäftsjahr. Per 31.12.2007 betrug der VaR prozentual vom genehmigten Limit 33,3 % und im Jahresverlauf durchschnittlich 42,6 %. Das Limit für Extremszenarien war zum Jahresultimo mit 36,9 % und im Jahresverlauf mit durchschnittlich 45,6 % ausgenutzt. Die Essen Hyp ist 2007 nahezu keine Währungs- und Vola-Risiken eingegangen bzw. hat diese weitgehend durch Hedging-Vereinbarungen eliminiert.

Kreditrisiken

Strategie. Die Kreditrisikostrategie setzt den Rahmen für die mittelfristige Ausrichtung der Kapitalmarkt- und Hypothekenportfolien auf der Grundlage der Analyse der geschäftspolitischen Ausgangsposition und der zukünftigen Einschätzung der mit der Kreditvergabe verbundenen Risiken und Erträge. Die Kreditrisikostra-

tegie bildet damit die Grundlage für die geplanten Aktivitäten im Kapitalmarkt- und Immobilienfinanzierungsgeschäft, in der auch die geplanten Produkte und Zielmärkte definiert werden.

Organisation. Das aktive Management der Kreditrisiken erfolgt in gemeinsamer Verantwortung von Markt (Unternehmensbereiche Kapitalmarkt und Immobilienfinanzierung) und Marktfolge (Unternehmensbereich Marktfolge). Das Risikocontrolling der Kreditrisiken auf Portfolioebene ist Aufgabe des Fachbereichs Controlling.

Steuerung. Als wesentliche Kernfunktion im Bankgeschäft ist die Steuerung der Risiken im Kreditgeschäft ein entscheidender Wettbewerbsfaktor. Nur die Institute, die ihre Kreditrisiken zeitnah und systematisch quantifizieren und steuern können, werden den zunehmenden Anforderungen der unterschiedlichen Interessengruppen gerecht und können auch zukünftig ein ausgewogenes Risiko-Rendite-Verhältnis erzielen.

Das Zielportfolio der Kreditrisikostrategie bildet die Benchmark für die Neugeschäftssteuerung sowie Portfoliomanagement-Aktivitäten. Die Steuerung der Kreditrisiken erfolgt anhand eines Limitsystems, das sowohl Emittenten- und Kontrahentenlimite auf Einzelgeschäftsebene als auch Länderlimite auf Portfolioebene vorsieht. Für die Koordinierung aller mit Länderrisiken zusammenhängenden Fragen und Handlungsweisen bedient sich die Bank ergänzend zur eigenen Kompetenz des Know-hows im Konzern. Im Rahmen des konzern-

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit im Jahr 2007 in %


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übergreifenden Kredit- und Entscheidungsprozesses ist die Essen Hyp auch in das konzernweite Limitsystem ihrer Muttergesellschaft eingebunden.

Kredit- und Entscheidungsprozess. Der Rahmen für jede Kreditentscheidung wird durch die Kompetenzordnung der Essen Hyp bestimmt. Dieser wird anhand einer Matrix dargestellt, die durch die Art des Kreditnehmers, das interne Rating und die durch den Markt beantragte Limithöhe ausgestaltet wird. Integraler Bestandteil jeder Kreditentscheidung ist die Bonitätsanalyse des Kreditnehmers, die in der Ermittlung eines internen Ratings unter Berücksichtigung aller für das Ausfallrisiko maßgeblichen Informationen mündet. Zur Bonitätsbeurteilung verfügt die Essen Hyp über verschiedene – an den relevanten Forderungsklassen der Bank ausgerichtete – DV-gestützte Ratingsysteme.

Außerhalb des Kleindarlehensgeschäfts hat zudem die Wertermittlung durch die nach Hyp-Zert zertifizierten Gutachter der Immobilien Expertise GmbH zur Feststellung des Beleihungswertes eine zentrale Bedeutung. Die nach Vorlage der endgültigen Wertermittlung verifizierten nachhaltigen Erträge aus den zu beleihenden Immobilien müssen nachhaltig die an die Bank und ggf. andere Fremdkapitalgeber zu entrichtenden Zins- und Tilgungsleistungen unter Einbeziehung von nicht umlegbaren Bewirtschaftungskosten übersteigen. Die Bank hat sich mit Zustimmung des Risikoausschusses des Aufsichtsrats Guidelines auferlegt, in denen Mindest-Coverage-Ratios für den Kapitaldienst und die maximale Finanzierungsdauer hinsichtlich der Tilgungshöhe definiert werden. Daneben sind Portfoliogrenzen für besondere Risiken wie z. B. Development- und Bauträgerfinanzierungen, Finanzierungen in den neuen Bundesländern und ausgewählte Objekttypen festgelegt. Weiterhin werden darin diejenigen Objekttypen aufgeführt, welche die Bank derzeit nicht bzw. nur unter besonderen Bedingungen beleihen will. Ein Katalog der favorisierten Zielländer ist in den Guidelines ebenfalls enthalten.

Jede Kreditentscheidung auf jeder Kompetenzstufe der Bank erfordert ein Votum des Marktes und ein weiteres – vom Markt unabhängiges – zweites Votum der Marktfolge. Beide Voten sind vor der Kreditentscheidung abzugeben und entsprechend Voraussetzung für die Kreditentscheidung der Kompetenzträger von Markt und Marktfolge.
Das Kreditkomitee unter Vorsitz des CRO als zentrales Gremium (Kompetenzstufe) im Rahmen des Kredit- und Entscheidungsprozesses der Essen Hyp wird zur Bündelung risikorelevanter Entscheidungen bzw. zur Votierung entsprechender Beschlussvorlagen für den Gesamtvorstand eingesetzt.
Die außerhalb der Kreditkompetenz des Gesamtvorstands der Essen Hyp liegenden Kreditentscheidungen werden vor ihrer Behandlung und Beschlussfassung im Risikoausschuss des Aufsichtsrats der Essen Hyp den zuständigen Gremien der Commerzbank AG vorgelegt.

Risikomessmethoden. Die Überwachung der Einhaltung der Kreditrisikostrategie obliegt dem Fachbereich Controlling. Um die Umsetzung der risikostrategischen Vorgaben zu gewährleisten und zur Begrenzung von Risikokonzentrationen wird das gebundene ökonomische Kapital als Messgröße sowie als Risikoobergrenze für Klumpen- und Konzentrationsrisiken genutzt. Darüber hinaus erfolgt ein klassischer Soll-Ist-Vergleich der Portfolien der Bank auf Basis der in der Kreditrisikostrategie prognostizierten Zielgrößen.
Die Messung der Kreditrisiken auf Einzelgeschäftsebene erfolgt grundsätzlich jährlich anhand der internen Ratings der Kreditnehmer der Bank, die auf Basis quantitativer und qualitativer Daten ermittelt werden, wobei die Intensität und Frequenz der Risikomessung abhängig ist vom Risikogehalt des Kreditnehmers. Die turnus-

mäßige Risikomessung auf Einzelgeschäftsebene wird um regelmäßige Ratingmigrationsanalysen auf Portfolio- und Subportfolioebene abgerundet.
Das kontinuierliche Monitoring der Bank wird um ein am Risikogehalt der Portfolien ausgerichtetes Frühwarnsystem ergänzt. Dieses System versetzt die Essen Hyp in die Lage, anhand quantitativer und qualitativer Indikatoren auftretende Risiken bei Kreditnehmern der Bank frühzeitig zu erkennen und rechtzeitig entsprechende Gegensteuerungsmaßnahmen einzuleiten.

Reporting. Der Vorstand, die Unternehmensbereichsleiter und der Aufsichtsrat werden im vierteljährlichen Risikoreport umfassend über die Entwicklung der Kreditrisiken informiert. In diesem Report werden, jeweils getrennt für den Kapitalmarkt- und den Hypothekenbereich, die identifizierten Kreditrisiken entsprechend der zentralen Strukturmerkmale (u. a. Größen-, Länder-, Segmentkonzentrationen und Ratingverteilung) mit Blick auf die Einhaltung der Kreditrisikostrategie analysiert. Identifizierte Problemkredite werden detailliert dargestellt. Der Vorstand entscheidet auf dieser Basis über den Umgang mit signifikanten Abweichungen von der Kreditrisikostrategie sowie diesbezügliche Gegensteuerungsmaßnahmen.

Risikovorsorge. Entsprechend den Mindestanforderungen an das Risikomanagement wird durch das Verfahren zur Früherkennung von Kreditrisiken (einzelne oder Kombination von Frühwarnkriterien in einer Watchlist) sichergestellt, dass erkennbare individuelle Kreditrisiken aufgedeckt werden.
Führt die Beurteilung einer Ausfallwahrscheinlichkeit bei nicht ausreichenden Sicherheitenerlösen zur Annahme eines drohenden Ausfalls, so wird eine Risikovorsorge gebildet. Für Immobilienkredite wird ein IFRS-konformes Verfahren zur Ermittlung der Risikovorsorge umgesetzt.

Mit den internen Ratingverfahren werden der erwartete Verlust (Expected Loss = EL) aus einem Kreditgeschäft und seine Bestandteile „Ausfallwahrscheinlichkeit eines Kunden“ (Probability of Default = PD), „Verlustquote nach Eintritt des Ausfalls“ (Loss Given Default = LGD) und „Kreditbetrag bei Ausfall“ (Exposure at Default = EAD) geschätzt.
Die Ausfallbetrachtung erfolgt entsprechend der Solvabilitätsverordnung. Ein Ausfall ist als externes Ereignis dann gegeben, wenn ein Sachverhalt vorliegt, aufgrund dessen ein Kreditnehmer mit einem Rating von 6.1 oder schlechter geratet werden muss.
Entsprechend den Anforderungen gemäß IFRS erfolgt die Einzelrisikovorsorge für ausgefallene gewerbliche Immobilienkredite auf Basis des Impairment (SLLP – Specific Loan Loss Provision). Mit einem Barwertmodell auf Basis von erwarteten Cashflows aus Zahlungen der Kunden und Sicherheitenerlösen wird die Einzelrisikovorsorge ermittelt. Die SLLP ist die Differenz zwischen dem Barwert der erwarteten Cashflows und dem Buchwert der Forderung.
Die Ermittlung der Einzelrisikovorsorge für ausgefallene Retailkredite erfolgt auf Basis ermittelter Sicherheitenerlösquoten. Die statistisch aus einem Datenpool der Commerzbank AG ermittelten Anrechnungsquoten für den Sicherheitenwert berücksichtigen differenziert die Lage des Objektes und die Objektart. Sämtliche nach Anwendung des MRV-Ansatzes verbleibenden Blankoanteile werden vollständig wertberichtigt.
Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und durch Pauschalwertberichtigungen für latente Risiken in angemessenem Umfang Rechnung getragen.

Risikomanagement Deckungsstock

§ 27 Abs. 1 des PfandBG verlangt von einer Pfandbriefbank die Implementierung eines Risikomanagementsystems, das geeignete Instrumente und Regelungen zur Steuerung, Überwachung und Kontrolle speziell der Risiken für die Deckungsmassen und die daraus ausgegebenen Pfandbriefe vorgibt. Die Essen Hyp hat ein Risikomanagementsystem gesamtbankweit implementiert und berücksichtigt dabei die besonderen Anforderungen des § 27 PfandBG. Den Reportingpflichten gemäß § 28 PfandBG wie Pfandbriefbericht und Transparenzvorschriften wird mit der Erstellung eines Reports speziell über die Risiken des Deckungsstocks nachgekommen.

Staatskredit und sonstige fremde Wertpapiere. Unsere öffentlichen Deckungswerte betrugen zum Jahresultimo € 66,1 Mrd. Die hohe Qualität dieser Werte spiegelt sich zum einen in einer geringen durchschnittlichen Risikogewichtung nach dem im Berichtsjahr noch maßgeblichen Grundsatz I und zum anderen in den externen Ratings der internationalen Ratingagenturen wider. Unter Berücksichtigung der Grundsatz-I-Standards werden 69,4 % dieser Aktiva mit einer Risikogewichtung von 0 % eingestuft, 0,8 % mit 10 % und 29,8 % mit

Gliederung des öffentlichen Deckungsstocks in %
Stand: 31.12.2007


Ausländische Gebietskörperschaften, Anstalten des öffentlichen Rechts, ausländische Kreditinstitute
29,6
Öffentlich-rechtliche Kreditinstitute und durch diese verbürgte Forderungen, Sparkassen und inländische private Kreditinstitute
13,2
Kreditinstitute der öffentlichen Hand mit Sonderaufgaben
11,0
Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer
40,1
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen
6,1

Gesamtvolumen: € 66,1 Mrd.

20 %. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 32,0 % des Bestands im Deckungsstock mit Triple-A bewertet sind, 38,2 % mit Double-A, 12,7 % mit Single-A und 0,9 % mit Triple-B. Die nicht extern gerateten Aktiva, 16,2 % der gesamten Ausreichungen im Deckungsstock, bestehen zu 54,1 % aus Krediten an öffentlich-rechtliche Kreditinstitute, inländische private Banken und Sparkassen und zu 45,9 % aus Forderungen an in- und ausländische öffentliche Haushalte und öffentlich-rechtliche Institutionen, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.

Die Kreditvergabe im Außerdeckungsgeschäft an ausländische öffentliche Adressen und sonstige Adressen ist grundsätzlich von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Geschäftsvolumen (ohne Derivate) mit diesen Adressen betrug zum 31.12.2007 € 0,9 Mrd., wobei 10,2 % ein Rating von Triple-A, 10,9 % ein Rating von Double-A, 76,0 % ein Rating von Single-A und 1,6 % ein Rating von Triple-B aufweisen. Kredite mit einem Anteil von 1,3 % haben kein externes Rating.

Rating öffentlicher Deckungsstock Stand: 31.12.2007

Standard & Poor's / Moody's / FitchRatings	in Mio. €	in %
AAA / Aaa / AAA	21.144	32,0
AA+ / Aa1 / AA+	6.159	9,3
AA / Aa2 / AA	5.499	8,3
AA– / Aa3 / AA–	13.605	20,6
A+ / A1 / A+	4.292	6,5
A / A2 / A	2.962	4,5
A– / A3 / A–	1.154	1,7
BBB+ / Baa1 / BBB+	525	0,8
BBB / Baa2 / BBB	91	0,1
Ohne Rating	10.674	16,2
Gesamt	66.105	100,0

Derivate. Die Bank reduziert das Adressenausfallrisiko durch den Einsatz von bilateralen Rahmenverträgen, die in der Regel eine Nettingvereinbarung beinhalten. Auch hier besteht eine im Konzern einheitliche Vertragsregelung. Die Zusammensetzung des Derivatevolumens, in dem auch € 2,9 Mrd. Kreditderivate enthalten sind, in Abhängigkeit vom Rating der Kapitalmarktpartner ist der nachfolgenden Tabelle zu entnehmen (siehe auch Seite 80 im Anhang):

Rating unserer Derivate-Kontrahenten in Mio. €/Restlaufzeit

Rating	<1 Jahr	1–5 Jahre	>5 Jahre	Summe
Triple-A	0	1.349	2.466	3.815
Double-A	9.962	21.681	19.217	50.860
Single-A	19.129	23.956	40.903	83.988
Triple-B	0	0	0	0
Nicht geratet	6.675	8.390	12.041	27.106
Gesamt	35.766	55.376	74.627	165.769

Die nicht gerateten Adressen betreffen deutsche Töchter ausländischer Finanz- und Kreditinstitute, die ihrerseits über ein entsprechend gutes Rating verfügen. Wir haben dieses Rating als implizites Rating unseren Kontrahenten zugeteilt. Hier eine Übersicht über die entsprechenden Volumina:

Implizites Rating unserer Derivate-Kontrahenten in Mio. €/Restlaufzeit

Rating	<1 Jahr	1–5 Jahre	>5 Jahre	Summe
Double-A	5.175	7.047	10.353	22.575
Single-A	1.500	1.343	1.688	4.531
Gesamt	6.675	8.390	12.041	27.106

Wir setzen diese Derivate fast ausschließlich zur Absicherung des Zinsänderungsrisikos auf Einzelgeschäftsbzw. auf Portfolioebene sowie zur Steuerung des Gesamtzinsbuches im Hinblick auf Ertrag und Zinsrisikoprofil ein.

Die Essen Hyp nimmt eine tägliche Bewertung sämtlicher zinstragender Positionen vor. Der Gesamtvorstand sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des so ermittelten Gesamtmarktwertes informiert.

Barwertige Deckung. Die barwertige Deckung unserer Pfandbriefe wird von uns täglich berechnet. Kraft Gesetz wird eine jederzeit vorzuhaltende barwertige Überdeckung von 2 % vorgeschrieben. Bei der Berechnung dieser sichernden Überdeckung gemäß § 4 Abs. 2 PfandbG ist vom Barwert der Deckungsmasse unter Zugrundelegung der vorgeschriebenen Stresstests auszugehen. Der Stresstest gewährleistet die 2%ige Überdeckung auch im Fall von Zinsschwankungen. Zur Stressberechnung nutzt die Essen Hyp das dynamische Verfahren, in dem die Value-at-Risk-Methode auf Grundlage der Zinsentwicklung der vergangenen

Barwertige Überdeckung der öffentlichen Pfandbriefe in Mrd. €


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Barwertige Überdeckung

Barwertige Überdeckung der Hypothekenpfandbriefe in Mrd. €


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Barwertige Überdeckung

250 Bankarbeitstage verwendet wird. Die jederzeitige barwertige Überdeckung (nach Stress) betrug im Jahresdurchschnitt bei öffentlichen Pfandbriefen 4,4 %, bei Hypothekenpfandbriefen 10,2 %.

Liquiditätsrisiken

Strategie. Ziel des Liquiditätsrisikomanagements ist es, die Zahlungsfähigkeit der Essen Hyp jederzeit und ohne Beeinträchtigungen zu gewährleisten. Hierzu verfolgt die Essen Hyp das Konzept der langfristigen Finanzierungskongruenz (Stable Funding Concept).
Für die Beurteilung der Liquiditätssituation ist von Bedeutung, dass die Aktiva der Staatsfinanzierung hoch liquide sind und somit bei Bedarf im Rahmen der nominellen Überdeckung zur Beschaffung von Liquidität kurzfristig veräußert bzw. in den Repo-Markt oder Tender gegeben werden können. Zudem stehen der Bank nicht ausgeschöpfte Geldhandelslinien der Commerzbank zur Verfügung.

Organisation. Die Sicherung der jederzeitigen Zahlungsfähigkeit ist die Aufgabe des Fachbereichs Treasury. Die Messung und Überwachung des Liquiditätsrisikos wird von den Fachbereichen Controlling und Bilanzen und Steuern wahrgenommen.

Steuerung. Grundlage für die Steuerung des Liquiditätsrisikos ist einerseits die aufsichtsrechtliche Liquiditätskennzahl (Grundsatz II). Andererseits erfolgt die Liquiditätsrisikosteuerung zusätzlich auf Basis des Available-Net-Liquidity(ANL)-Konzepts der Commerzbank AG, welches seit dem Geschäftsjahr 2006 in die Prozesse der Essen Hyp integriert und im Jahr 2007 weiterentwickelt wurde.

Risikomessmethoden. Im Fachbereich Bilanzen und Steuern wird die Liquiditätskennzahl des Grundsatz II ermittelt, nach der die Liquidität dann als gesichert gilt, wenn die innerhalb von 30 Tagen zur Verfügung stehenden gewichteten Zahlungsmittel die während dieses Zahlungszeitraums abrufbaren gewichteten Zahlungsverpflichtungen abdecken. Im Berichtsjahr lag die Liquiditätskennziffer zwischen 1,1 und 1,5 und somit jederzeit über dem aufsichtsrechtlich geforderten Wert von 1,0.

Zudem ermittelt die Bank das Liquiditätsrisiko, indem die Höhe der Inkongruenzen in Form einer Kapitalablaufbilanz dargestellt wird. Jene werden ins Verhältnis zu bestehenden kurzfristigen Refinanzierungslinien zzgl. der Liquiditätsreserve gesetzt, wodurch eine Einschätzung der Liquiditätslage ermöglicht wird.

Bei dem ANL-Konzept werden sowohl für bilanzielle als auch für außerbilanzielle Positionen sogenannte Legal und Economic Cashflows berechnet. Für mögliche Liquiditätsunterdeckungen in der Zukunft wird ein Ausgleichsvermögen ermittelt (Balance Sheet Liquidity), das sich aus der Beleihung und/oder Veräußerung liquider Aktiva ergibt. Im Rahmen des Liquiditätsmanagements wird auf täglicher Basis ein Worst-Case-Szenario berechnet. Hierbei wird u. a. simuliert, dass keine ungedeckte Refinanzierung möglich ist, liquiditätswirksame Asset-Verkäufe nicht durchgeführt und notwendige Überdeckungserfordernisse für unsere Pfandbriefe eingehalten werden. Auch in diesem Worst-Case-Szenario ergab sich keine Liquiditätslücke.

Reporting. Die Liquiditätsvorschau des Fachbereichs Treasury wird dem Vorstand täglich zur Kenntnis gebracht. Im Rahmen des quartalsweisen Risikoreportings wird der Gesamtvorstand regelmäßig über die Liquiditätssituation der Essen Hyp informiert. Im Zuge der Finanzmarktkrise haben wir die Berichtsintervalle deutlich verkürzt.

Operationelle Risiken

Strategie. Durch hohe Anforderungen an die Prozessqualität, die Einführung eines IT-Standards und eine hohe Sensibilität der Mitarbeiter hinsichtlich operationeller Risiken zielt die Essen Hyp darauf, den Eintritt operationeller Risiken auf einem möglichst niedrigen Niveau zu halten, um das ökonomische Kapital möglichst wenig zu belasten.

Entwicklung Grundsatz-II-Kennziffer


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Organisation. Die Essen Hyp hat einen Op-Risk-Controller festgelegt, der dem Fachbereich Controlling angehört und in regelmäßigem Austausch mit dem Bereich OpRisk der Commerzbank AG steht. Das Management der einzelnen Fachbereiche und Abteilungen ist für das Management der operationellen Risiken verantwortlich.

Steuerung. Zur Steuerung operationeller Risiken stehen dem Management der jeweiligen Bereiche verschiedene Möglichkeiten zur Verfügung. Grundlegend ist die Frage zu stellen, ob Risiken bewusst eingegangen, vermindert bzw. vollständig vermieden oder (z. B. auf eine Versicherung) transferiert werden.

Risikomessmethoden. Die Messung des operationellen Risikos erfolgt auf Basis interner und externer Verlustdaten (ORX) sowie qualitativer Informationen über das Geschäftsumfeld und die Prozessqualität (QSA). Das QSA-Rating bestimmt die Adjustierung der Beimischung interner und externer Verlustdaten. Die Verlustverteilung wird mittels Monte-Carlo-Simulation bestimmt.

Reporting. Die Abteilung Op-Risk erstellt fortlaufend Berichte über die operationellen Risiken in den Bereichen IT, Personal und Recht. Diese Berichte sind Gegenstand der Sitzungen des Risikoausschusses und werden regelmäßig im Rahmen der Vorstandssitzungen vorgestellt und diskutiert. Aufgetretene operationelle Schadensfälle einschließlich Rechtsrisiken werden turnusmäßig an den Vorstand bzw. an den Risikoausschuss gemeldet.

Entwicklungen im Geschäftsjahr. Die erfolgreiche AMA-Zertifizierung ist das Ergebnis der kontinuierlichen Umsetzungsarbeiten im Bereich des Op-Risk-Controllings. Hierzu zählen die folgenden Punkte:
In Zusammenarbeit mit der Commerzbank AG wurde 2007 die Auswertung des Quality Self Assessment (QSA) durchgeführt. Experten ausgewählter Fachabteilungen der Essen Hyp beurteilten anhand von Fragebogenmodulen die Qualität verschiedener Prozesse wie z. B. Personal, Compliance und IT.
Im Zuge einer Risikoinventur wurden im Dialog mit den Mitarbeitern auf Basis der QSA-Ergebnisse typische Verlustquellen und Szenarien für operationelle Risiken identifiziert und bewertet. Bestehender Handlungsbedarf wie z. B. im Bereich IT-Development wurde abgeleitet und umgesetzt.

Neuerungen im Geschäftsjahr.

- Kontinuierliche Sammlung, Analyse und Weiterleitung interner OR-Verlustdaten an die Commerzbank AG.
- Umsetzung eines Systems von Risikoindikatoren zur Frühwarnung vor operationellen Schäden bzw. Überwachung der Prozessqualität.
- Zertifizierung und Schulung der dezentralen Op-Risk-Manager in den Abteilungen, deren Aufgabe die Wahrnehmung und Kommunikation von Op-Risk-relevanten Ereignissen zwischen den operativen Einheiten und der Abteilung Op-Risk ist.
- Regelmäßiger Austausch des OR-Controllers mit der Commerzbank AG zu Op-Risk-Inhalten durch Teilnahme am Global-OpRisk-Forum.

Zusammenfassung und Ausblick

Für erkennbare Risiken hat die Essen Hyp im Rahmen des Jahresabschlusses durch Abschreibungen, Einzelwertberichtigungen und Rückstellungen angemessene Vorsorge getroffen. Es war jederzeit sichergestellt, dass das zur Verfügung stehende Risikodeckungspotenzial deutlich über dem Risikopotenzial der eingegangenen Risiken lag. Die Risikotragfähigkeit war somit jederzeit gewährleistet.
Im Zuge der Integration der Bank und damit ihres Risikomanagements in den Commerzbank-Konzern bzw. die Eurohypo AG ist eine vollständige Einbindung in dessen bzw. deren Risikomanagementsysteme geplant. Wir erwarten, dass dieser Prozess aufgrund der ohnehin bereits bestehenden sehr engen Einbindung der Essen Hyp in den Commerzbank-Konzern keine unbeherrschbaren, zusätzlichen Risiken freisetzen wird.

Prognosebericht

Die Commerzbank hat am 3. Januar 2008 100 % des Grundkapitals der Bank erworben. Am 29. Januar 2008 hat die Commerzbank beschlossen, die Essen Hyp auf die Eurohypo zu verschmelzen. Bis zur Umsetzung der Verschmelzung wird sich die Bank maßgeblich auf die Mitwirkung im Integrationsprozess konzentrieren. Die Projektplanung sieht vor, dass die Verschmelzung mit wirtschaftlicher Wirkung rückwirkend zum 1. Januar 2008 bis Mitte 2008 umgesetzt wird. Für die vollständige Migration der gesamten IT-Landschaft der Bank sieht die Projektplanung das Ende des dritten Quartals 2008 vor.

Die Hypothekenbank in Essen AG sieht aufgrund der gesellschaftsrechtlichen und organisatorischen Wirkung der Verschmelzung von einem Prognosebericht für einen Prognosezeitraum von drei Jahren ab und beschränkt sich auf den Zeitraum bis zum 30. Juni 2008.

Gesamtwirtschaftliche Entwicklung

Der anhaltende Aufschwung der Weltwirtschaft dürfte an Dynamik verlieren. Die erwartete Abschwächung vollzieht sich jedoch von hohem Niveau aus; mit einem Konjunktureinbruch ist sie nicht gleichzusetzen. Ursache für diese erwartete Entwicklung ist im Wesentlichen die seit Mitte 2007 andauernde Finanzmarktkrise, die das US-Wachstum spürbar dämpft. Vor diesem Hintergrund, aber auch wegen des schwachen Dollars, ist eine Abnahme der US-Importnachfrage wahrscheinlich. Dies bremst das Exportwachstum vieler Schwellenländer. Zwar fallen die dämpfenden Effekte auf die einzelnen Länder wohl weitgehend moderat aus. In Summe führen sie aber dazu, dass sich das Wachstum der Weltwirtschaft 2008 um voraussichtlich mehr als einen halben Prozentpunkt auf 4,4 % reduzieren wird. Dem prognostizierten weltwirtschaftlichen Verlauf liegt die durchaus vertretbare Annahme zugrunde, dass die negativen realwirtschaftlichen Auswirkungen der globalen Finanzkrise überschaubar bleiben. Bisher war im Wesentlichen der US-Subprime-Sektor, d. h. variabel verzinste Hypothekendarlehen von Kreditnehmern mit niedriger Bonität, betroffen. Jedoch mehren sich die Anzeichen, dass künftig auch erstrangig besicherte Hypothekendarlehen höhere Ausfallraten verzeichnen können. Infektionsgefahren werden sogar für gewerbliche Immobilienfinanzierungen gesehen. Zuletzt sind vermehrt Kreditkartengeschäfte, Autofinanzierungen und andere Konsumkredite in Mitleidenschaft gezogen worden. Auch das Segment der Unternehmensanleihen wird derzeit vom Sog der Finanzmarktkrise erfasst. Insgesamt wird die Unsicherheit über das Ausmaß noch zu erwartender Abschreibungen anhalten. Die Wahrscheinlichkeit, dass die US-Wirtschaft auf eine harte Landung zusteuert, steigt. Banken dürften unter solchen Rahmenbedingungen zurückhaltend bei der Vergabe von Krediten agieren. Dies spricht für restriktive Kreditstandards und höhere Finanzierungskosten, die den Konsum und Investitionen einschränken.

Markt für Staatsanleihen

Das Renditeniveau für amerikanische Treasuries und deutsche Bundesanleihen mit zehnjähriger Laufzeit dürfte über weite Strecken dieses Jahres niedrig bleiben. Vor allem in der ersten Jahreshälfte wird die Unsicherheit unter den Investoren über die Dauer und die Dimension der Kreditmarktkrise voraussichtlich noch hoch sein. Rezessionssorgen hinsichtlich der US-Wirtschaft dürften die Risikoaversion und die Nachfrage nach sicheren Häfen hoch halten. Vor diesem Hintergrund erwarten wir bis Jahresmitte die Rendite der zehnjährigen Treasuries unter 4,2 %. Die Entwicklung der amerikanischen Treasuries dürfte vom Markt für Bundesanleihen mit gleicher Laufzeit von der Richtung, aber nicht vom Ausmaß nachvollzogen werden. Bis zur Jahresmitte

spricht daher vieles für ein weiterhin freundliches Marktumfeld. Vorübergehende Belastungen durch eine Zunahme der Inflationsängste sind zwar wahrscheinlich. Dies sollte aber nichts daran ändern, dass die Rendite der 10-jährigen Bundesanleihe über weite Strecken unterhalb von 4,3 % liegen wird.

Immobilienmarkt

Deutschlands Wirtschaft scheint widerstandsfähig genug zu sein, sich 2008 dem Sog einer sich in den USA abzeichnenden Rezession zu entziehen. Subprime, Ölpreis und Inflation sind allerdings Risikofaktoren, die Anleger, Investoren und Unternehmen begleiten werden. Diese Risiken müssen auch beim Blick auf die deutschen Immobilienmärkte angemessen berücksichtigt werden. Vor dem Hintergrund eines weiter anhaltenden, wenn auch leicht abflachenden Wirtschafts- und Beschäftigungswachstums ist von einer weitgehenden Stabilisierung der Flächenumsätze im Jahr 2008 auf dem hohen Niveau von 2007 auszugehen. Durch die positiven Prognosen zum weiteren Beschäftigungsverlauf im Jahr 2008 wird auch zukünftig mit einer hohen Flächennachfrage gerechnet.

Neugeschäft

Wir planen für das erste Halbjahr 2008 keine, allenfalls marginale Neugeschäftsaktivitäten im Rahmen des Deckungsstockmanagements. Für das Immobilienfinanzierungsgeschäft hatte der Vorstand bereits Ende 2007 beschlossen, dieses Geschäft nicht mehr aktiv zu betreiben. Im ersten Halbjahr 2008 wird die Bank ihre operative Geschäftstätigkeit sowohl auf der Aktiv- als auch auf der Passivseite weitestgehend einstellen. Dies ist dem nun mit Hochdruck laufenden Verschmelzungsprozess geschuldet, der in erheblicher Weise Personalkapazitäten bindet und die operative Geschäftstätigkeit stark überlagert.

Entsprechend wird unser Passivneugeschäft, in Abstimmung mit dem Kapitalmarktkomitee des Konzerns, fast ausschließlich via Konzern-Fazilitäten, insbesondere durch Nutzung der Geldhandelslinie zur Liquiditätssteuerung, dargestellt. Neuemissionen im Segment der gedeckten und ungedeckten Refinanzierung sind nicht bzw. mit nur geringen Volumina geplant. Gleichwohl sind alle Vorkehrungen getroffen, dass die Bank ihren Geschäftsbetrieb bis zur Umsetzung der Verschmelzung ordnungsgemäß und unter Berücksichtigung aller regulatorischen Erfordernisse aufrechterhält.

Ertragsentwicklung

Die im Vorjahr eingetretene negative Ergebnisentwicklung wird sich weiter fortsetzen. Da wir im ersten Halbjahr 2008 keine Erholung der Marktverhältnisse erwarten, ist mit weiteren Abschreibungen im Wertpapiergeschäft zu rechnen. Größere Ertragsbelastungen infolge negativer Bewertungsveränderungen erwarten wir im Prognosezeitraum auch aus dem bereits initiierten Abbau unseres Kreditderivate-Portfolios. Bis Mitte des Jahres wird keine Ertragsstützung aus zinstragendem Neugeschäft erfolgen. Auf Maßnahmen zur Ertragsgenerierung aus dem gezielten Eingehen von Marktpreisrisiken werden wir verzichten. Belastend werden sich auch im Zusammenhang mit der Verschmelzung stehende Restrukturierungsaufwendungen auswirken. Im Rahmen der Realisierung von weiteren Belastungen sind weitere Ertragsrückgänge zu erwarten.

Bis zur Jahresmitte ist unter den gegebenen und zu erwartenden Marktverhältnissen sowie unter Berücksichtigung vorgenannter Umstände zu erwarten, dass sich zum 30. Juni 2008 ein deutlich negatives Ergebnis ergeben wird.

Vorbehalt bei Zukunftsaussagen

Dieser Bericht enthält zukunftsgerichtete Aussagen zur Geschäfts- und Ertragsentwicklung der Essen Hyp, die auf unseren derzeitigen Plänen, Einschätzungen, Prognosen und Erwartungen beruhen. Diese Aussagen beinhalten Risiken und Unsicherheiten. Es gibt eine Vielzahl von Faktoren, die auf unser Geschäft einwirken und zu großen Teilen außerhalb unseres Einflussbereiches liegen. Dazu gehören vor allem die konjunkturelle Entwicklung, die Verfassung der Finanzmärkte weltweit und mögliche Kreditausfälle. Die tatsächlichen Ereignisse und Entwicklungen können also erheblich von unseren heute getroffenen Annahmen abweichen. Sie haben daher nur zum Zeitpunkt der Veröffentlichung Gültigkeit. Wir übernehmen keine Verpflichtung, die zukunftsgerichteten Aussagen angesichts neuer Informationen oder unerwarteter Ereignisse zu aktualisieren.

Jahresabsc

Jahresabschluss 2007

Jahresbilanz zum 31.12.2007 der Hypothekenbank in Essen AG

Aktivseite

	€	€	€	€	31.12.2006 T€
Barreserve					
a) Kassenbestand			5.051,88		3
b) Guthaben bei Zentralnotenbanken			238.323.125,39	238.328.177,27	242.361
darunter: bei der Deutschen Bundesbank		238.323.125,39			(242.361)
Forderungen an Kreditinstitute					
a) Kommunalkredite			10.792.027.670,71		10.035.030
b) andere Forderungen			5.526.405.227,15	16.318.432.897,86	12.768.820
darunter: täglich fällig		1.739.215.636,03			(2.207.515)
Forderungen an Kunden					
a) Hypothekendarlehen			8.379.736.142,60		8.074.005
b) Kommunalkredite			20.456.400.766,42		23.213.748
c) andere Forderungen			39.878.947,61	28.876.015.856,63	33.309
Schuldverschreibungen und andere festverzinsliche Wertpapiere					
a) Anleihen und Schuldverschreibungen					
aa) von öffentlichen Emittenten		24.204.855.874,85			25.497.455
darunter: beleihbar bei der Deutschen Bundesbank	10.647.355.349,78				(11.196.556)
ab) von anderen Emittenten		19.262.177.552,54	43.467.033.427,39		19.611.952
darunter: beleihbar bei der Deutschen Bundesbank	4.790.710.784,88				(6.399.347)
b) eigene Schuldverschreibungen			363.289.818,81	43.830.323.246,20	406.574
Nennbetrag		325.693.096,95			(377.503)
Aktien und andere nicht festverzinsliche Wertpapiere				3.867.781,98	1.738.010
Beteiligungen				1,00	0
Anteile an verbundenen Unternehmen				2.029.898,77	2.030
Immaterielle Anlagewerte				2.120.321,00	1.202
Sachanlagen				46.103.925,82	48.567
Sonstige Vermögensgegenstände				156.727.051,39	46.991
Rechnungsabgrenzungsposten					
a) aus dem Emissions- und Darlehensgeschäft			372.488.316,97		522.289
b) andere			71.508.777,68	443.997.094,65	115.012
Summe der Aktiva				**89.917.946.252,57**	**102.357.358**

Passivseite

	€	€	€	31.12.2006 T€
Verbindlichkeiten gegenüber Kreditinstituten				
a) begebene Hypotheken-Namenspfandbriefe		463.441.500,13		453.856
b) begebene öffentliche Namenspfandbriefe		630.634.431,57		805.650
c) andere Verbindlichkeiten		13.620.572.692,32	14.714.648.624,02	11.507.138
darunter: täglich fällig	1.528.471.714,86			(424.332)
Verbindlichkeiten gegenüber Kunden				
a) begebene Hypotheken-Namenspfandbriefe		2.178.994.213,65		1.505.287
b) begebene öffentliche Namenspfandbriefe		5.759.573.884,93		5.487.386
c) andere Verbindlichkeiten		691.622.597,19	8.630.190.695,77	391.299
darunter: täglich fällig	203.968.435,21			(31.883)
Verbriefte Verbindlichkeiten				
begebene Schuldverschreibungen				
a) Hypothekenpfandbriefe		2.599.606.301,04		2.708.130
b) öffentliche Pfandbriefe		58.807.049.571,67		69.349.619
c) sonstige Schuldverschreibungen		3.500.508.012,02	64.907.163.884,73	8.262.264
Sonstige Verbindlichkeiten			155.680.736,25	79.699
Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		89.105.173,93		73.179
b) andere		114.899.764,37	204.004.938,30	205.314
Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		3.675.425,00		3.584
b) Steuerrückstellungen		1.075.000,00		2.100
c) andere Rückstellungen		12.089.900,00	16.840.325,00	15.904
Nachrangige Verbindlichkeiten			367.582.393,65	373.147
Genussrechtskapital			200.009.954,85	288.351
darunter: vor Ablauf von zwei Jahren fällig	113.453.495,44			(171.117)
Eigenkapital				
a) gezeichnetes Kapital		412.000.000,00		364.000
b) Kapitalrücklage		309.824.700,00		339.575
c) Gewinnrücklagen				
andere Gewinnrücklagen		0,00		45.076
d) Bilanzgewinn		0,00	721.824.700,00	96.800
Summe der Passiva			89.917.946.252,57	102.357.358
Eventualverbindlichkeiten				
Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen			2.811.749.974,09	1.023.225
Andere Verpflichtungen				
Unwiderrufliche Kreditzusagen			223.736.898,53	408.705

Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1.2007 bis 31.12.2007

	€	€	€	€	31.12.2006 T€
Zinserträge aus					
a) Kredit- und Geldmarktgeschäften		1.785.635.997,15			1.692.770
b) festverzinslichen Wertpapieren					
und Schuldbuchforderungen		2.027.957.848,16	3.813.593.845,31		1.775.896
Zinsaufwendungen			-3.732.828.956,85	80.764.888,46	-3.306.659
Laufende Erträge aus					
a) Aktien und anderen nicht					
festverzinslichen Wertpapieren			49.119.417,69		110.204
b) Beteiligungen			199.458,00		233
c) Anteilen an verbundenen Unternehmen			300.000,00	49.618.875,69	301
Provisionserträge			6.136.094,74		5.919
Provisionsaufwendungen			-19.270.052,47	-13.133.957,73	-26.580
Nettoaufwand/Nettoertrag aus Finanzgeschäften				-3.467.874,00	70
Sonstige betriebliche Erträge				9.166.022,51	12.918
Allgemeine Verwaltungsaufwendungen					
a) Personalaufwand					
aa) Löhne und Gehälter		-15.391.810,06			-13.358
ab) Soziale Abgaben und Aufwendungen					
für Altersversorgung und für Unterstützung		-2.915.709,36	-18.307.519,42		-2.669
darunter: für Altersversorgung	*-819.802,20*				*(-758)*
b) andere Verwaltungsaufwendungen			-23.845.080,17	-42.152.599,59	-22.091
Abschreibungen und Wertberichtigungen					
auf immaterielle Anlagewerte und Sachanlagen				-2.791.946,03	-5.905
Sonstige betriebliche Aufwendungen				-7.450.594,87	-8.901
Abschreibungen und Wertberichtigungen					
auf Forderungen und bestimmte Wertpapiere					
sowie Zuführungen zu Rückstellungen im					
Kreditgeschäft				-183.294.047,54	-89.577
Abschreibungen und Wertberichtigungen auf					
Beteiligungen, Anteile an verbundenen Unternehmen					
und wie Anlagevermögen behandelte Wertpapiere				-10.564.460,74	0
Ergebnis der normalen Geschäftstätigkeit				-123.305.693,84	122.571
Steuern vom Einkommen und vom Ertrag			-150.998,89		-25.604
Sonstige Steuern, soweit nicht unter					
„Sonstige betriebliche Aufwendungen" ausgewiesen			-169.207,27	-320.206,16	-173
Jahresfehlbetrag/Jahresüberschuss				**-123.625.900,00**	**96.794**
Gewinnvortrag aus dem Vorjahr				0,00	6
				-123.625.900,00	96.800
Entnahmen aus der Kapitalrücklage				29.749.900,00	0
				-93.876.000,00	96.800
Entnahmen aus Gewinnrücklagen					
aus anderen Gewinnrücklagen				93.876.000,00	0
Bilanzgewinn				**0,00**	**96.800**

Gesetzliche Bilanzierungsvorschriften

Unser Jahresabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Pfandbriefgesetzes (PfandBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der Bilanz sowie der Gewinn- und Verlustrechnung werden im Anhang erläutert.

Bilanzierungs- und Bewertungsgrundsätze

Alle Forderungen sind mit dem Nennwert gemäß § 340e Abs. 2 HGB angesetzt. Der Unterschied zwischen Auszahlungsbetrag und Nennbetrag ist als Rechnungsabgrenzung ausgewiesen. Allen erkennbaren Einzelrisiken im Kreditgeschäft ist durch die Bildung von Einzelwertberichtigungen und Rückstellungen Rechnung getragen. Für das latente Kreditrisiko im Hypothekengeschäft haben wir Pauschalwertberichtigungen im Rahmen der steuerlichen Vorschriften gebildet. Zur Vorsorge gegen besondere Risiken des Bankgeschäfts besteht eine Reserve nach § 340f HGB.

Schuldverschreibungen und andere festverzinsliche Wertpapiere sind, soweit sie der Liquiditätsreserve zugeordnet wurden, nach dem strengen Niederstwertprinzip (§ 253 Abs. 3 HGB in Verbindung mit § 280 HGB) bewertet. Die dem Anlagevermögen zugeordneten festverzinslichen Wertpapiere sind mit den fortgeführten Anschaffungskosten bewertet. Die Agio- und Disagiobeträge werden über die Laufzeit der Papiere verteilt und in das Zinsergebnis eingestellt. Des Weiteren sind Wertpapiere der Liquiditätsreserve unter Einbeziehung von Derivaten, die der Zins- und/oder Währungsabsicherung dienen, zu Bewertungseinheiten zusammengefasst und mit den fortgeführten Anschaffungskosten oder mit dem niedrigeren Börsen- oder Marktpreis bzw. dem beizulegenden Wert am Abschlussstichtag bewertet.

In der Position „Aktien und andere nicht festverzinsliche Wertpapiere“ enthaltene Fondsanteile sind vollständig der Liquiditätsreserve zugeordnet und werden nach dem strengen Niederstwertprinzip bewertet.

Die im Zusammenhang mit Repo-Geschäften (Repurchase Agreements) übertragenen Wertpapiere werden einschließlich der wirtschaftlichen Erfolge entsprechend der ursprünglich zugeordneten Kategorie bilanziert und bewertet. Gleichzeitig wird eine Verbindlichkeit in Höhe des vereinbarten Rücknahmebetrages passiviert. Der Unterschiedsbetrag zwischen dem Rücknahmebetrag und dem erhaltenen Betrag wird in die Rechnungsabgrenzungsposten eingestellt und zeitanteilig im Zinsergebnis berücksichtigt.

Die in Pension genommenen Wertpapiere sind nicht in der Bilanz ausgewiesen.

Der für die übernommenen Wertpapiere gezahlte Betrag ist als Forderung an den Pensionsgeber bilanziert. Die Verzinsung der Pensionsgeschäfte wird jeweils zeitanteilig über die Laufzeit des Pensionsgeschäfts abgegrenzt und im Zinsergebnis berücksichtigt.

Beteiligungen und Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten aktiviert. Bei voraussichtlich dauerhaften Wertminderungen wurden außerplanmäßige Abschreibungen vorgenommen.
Sachanlagen sind entsprechend der betriebsgewöhnlichen Nutzungsdauer mit den um die linearen planmäßigen Abschreibungen bzw. mit den um die höheren steuerrechtlichen Abschreibungen verminderten Anschaffungs- oder Herstellungskosten angesetzt. Neben den planmäßigen Abschreibungen haben wir von der Vereinfachungsregelung für geringwertige Wirtschaftsgüter nach § 6 Abs. 2 EStG Gebrauch gemacht.
Sämtliche Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag passiviert. Der Unterschied zwischen dem Nennbetrag von Verbindlichkeiten und ihrem Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt. Zerobonds sind mit dem Emissionsbetrag zuzüglich anteiliger Zinsen gemäß der Emissionsrendite bilanziert.
Für ungewisse Verbindlichkeiten sind Rückstellungen in Höhe der voraussichtlichen Inanspruchnahme gebildet.
Die Rückstellungen für Pensionsverpflichtungen sind unter Anwendung der „Richttafeln 2005G" (Heubeck) mit dem nach versicherungsmathematischen Grundsätzen ermittelten Teilwert und unter Zugrundelegung eines Zinssatzes von 6 % bemessen.
Auf fremde Währung lautende Bilanzpositionen sind gemäß § 340h Abs. 1 HGB zum Referenzkurs der Europäischen Zentralbank (EZB) am Bilanzstichtag umgerechnet. Aufwendungen und Erträge aus der Bewertung werden in der Gewinn- und Verlustrechnung berücksichtigt.
Derivative Finanzgeschäfte, die der Absicherung von Zins- und Marktpreisschwankungen sowie von Währungs- und Bonitätsrisiken dienen, unterliegen keiner Einzelbewertung und werden als sogenannte schwebende Geschäfte nicht bilanziert.
Beim Ausweis der Risikovorsorge haben wir von der Möglichkeit der Überkreuzkompensation aller Aufwendungen und Erträge gemäß § 340f Abs. 3 HGB Gebrauch gemacht.

Fristengliederung

Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	2007	2006
Forderungen an Kreditinstitute	16.318,4	22.803,9
Täglich fällig	*1.739,2*	*2.207,5*
Bis zu 3 Monaten	*5.153,5*	*11.052,6*
Mehr als 3 Monate bis 1 Jahr	*190,4*	*685,1*
Mehr als 1 Jahr bis 5 Jahre	*3.725,0*	*3.171,9*
Mehr als 5 Jahre	*5.510,3*	*5.686,8*
Forderungen an Kunden	28.876,0	31.321,1
Täglich fällig	*668,2*	*148,0*
Bis zu 3 Monaten	*2.771,6*	*3.349,3*
Mehr als 3 Monate bis 1 Jahr	*1.460,6*	*4.735,7*
Mehr als 1 Jahr bis 5 Jahre	*13.341,7*	*12.294,3*
Mehr als 5 Jahre	*10.633,9*	*10.793,8*
Verbindlichkeiten an Kreditinstitute	14.714,6	12.766,6
Täglich fällig	*1.528,5*	*424,3*
Bis zu 3 Monaten	*10.704,7*	*10.700,4*
Mehr als 3 Monate bis 1 Jahr	*203,4*	*428,6*
Mehr als 1 Jahr bis 5 Jahre	*1.680,4*	*499,7*
Mehr als 5 Jahre	*597,6*	*713,6*
Verbindlichkeiten an Kunden	8.630,2	7.384,0
Täglich fällig	*204,0*	*31,9*
Bis zu 3 Monaten	*400,5*	*300,9*
Mehr als 3 Monate bis 1 Jahr	*158,7*	*312,5*
Mehr als 1 Jahr bis 5 Jahre	*1.453,4*	*1.402,7*
Mehr als 5 Jahre	*6.413,6*	*5.336,0*

	Fälligkeit 2008	Fälligkeit 2007
Schuldverschreibungen und andere festverzinsliche Wertpapiere	6.751,7	5.038,0
Begebene Schuldverschreibungen	21.070,3	24.399,3

Forderungen/Verbindlichkeiten gegenüber verbundenen Unternehmen/Beteiligungen in Mio. €

	Darunter gegenüber verbundenen Unternehmen		Darunter gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht	
	2007	2006	2007	2006
Forderungen an				
– Kreditinstitute	1.837,6	2.650,1	—	—
– Kunden	151,4	196,2	—	—
Schuldverschreibungen und andere festverzinsliche Wertpapiere	—	—	—	—
Verbindlichkeiten gegenüber				
– Kreditinstituten	2.680,1	765,3	—	—
– Kunden	—	—	—	—
Verbriefte Verbindlichkeiten	—	—	—	—
Nachrangige Verbindlichkeiten	—	5,1	—	—

Bei den Forderungen und Verbindlichkeiten gegenüber verbundenen Unternehmen handelt es sich bis auf die nachrangigen Verbindlichkeiten um unverbriefte Forderungen und Verbindlichkeiten.

Börsenfähige Wertpapiere in T€

	Insgesamt	Börsenfähig	Börsennotiert	Nicht börsennotiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere	43.830.323,2	43.830.323,2	40.233.972,1	3.596.351,1
Nominalwert	44.180.970,3	44.180.970,3	40.501.990,9	3.678.979,4
Aktien und andere nicht festverzinsliche Wertpapiere	3.867,8	—	—	—
Fondsanteile (Stücke)	36.759	—	—	—
Beteiligungen	0,0	—	—	—
Nominalwert	33,2	—	—	—
Anteile an verbundenen Unternehmen	2.029,9	—	—	—
Nominalwert	927,0	—	—	—

Pensionsgeschäfte

Zum Bilanzstichtag sind Wertpapiere mit einem Nominalwert von € 360 Mio. (Vj. € 875 Mio.) und einem Buchwert von € 317 Mio. (Vj. € 887 Mio.) in Pension gegeben worden.

Beteiligungen

Unter „Beteiligungen" weisen wir unseren Anteil an der „Börse Düsseldorf AG, Düsseldorf" (€ 1) aus.

Anteile an verbundenen Unternehmen in T€

	Anteil am Kapital	Eigenkapital	Jahresüberschuss 2007
Essen Hyp Immobilien GmbH, Essen	100 %	2.367,6	84,2
Immobilien Expertise GmbH, Essen	100 %	318,2	92,2
TIGNATO Beteiligungsgesellschaft mbH, Essen	100 %	26,9	1,7
TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Düsseldorf[2]	100 %	−12.535,1	−3.406,0
Grundbesitzgesellschaft Berlin Rungestraße 22–24 mbH, Essen	94 %	−21.427,0	−1.827,5
Cap Kiel Betriebs-GmbH, Kiel[1]	51 %	506,4	−324,7
Rosaria Grundstücksvermietungs GmbH & Co. Objekt CAP Kiel KG, Düsseldorf[2]	94 %	297,2	−175,5

[1] Zahlen betreffen Vorjahr [2] vorläufige Zahlen

Zur Sicherheit übertragene Vermögensgegenstände

Festverzinsliche Wertpapiere wurden mit einem Kurswert in Höhe von € 7.748 Mio. (Vj. € 6.556 Mio.) und nicht festverzinsliche Wertpapiere (Fonds) mit einem Volumen von € 0 Mio. (Vj. € 334 Mio.) verpfändet. Im Pfandkonto bei der Deutschen Bundesbank waren davon Wertpapiere mit einem Kurswert von € 7.725 Mio. (Vj. € 6.534 Mio.) hinterlegt. Diese Sicherheiten wurden für Verbindlichkeiten gegenüber Kreditinstituten verwendet. Des Weiteren wurden Collaterals (Barsicherheiten) in Höhe von € 1.476 Mio. (Vj. € 1.890 Mio.) zur Besicherung von Verbindlichkeiten aus Finanztermingeschäften gestellt.

Sonstige Vermögensgegenstände

In den sonstigen Vermögensgegenständen sind im Wesentlichen der Ausgleichsposten aus der Fremdwährungsbewertung der Swaps, ein zur Verhütung von Verlusten übernommenes gewerbliches Objekt sowie Steuererstattungsansprüche enthalten.

Anlagevermögen Anlagespiegel in T€

	Beteiligungen	Anteile an verbundenen Unternehmen	Immaterielle Anlagewerte	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/Herstellungskosten					
Vortrag zum 1.1.2007	0,0	2.029,9	1.513,5	78.089,0	3.811.862,1
Zugänge im Geschäftsjahr 2007	—	—	1.049,5	2.212,4	11.869.776,2
Abgänge im Geschäftsjahr 2007	—	—	—	1.456,9	2.123.205,0
Abschreibungen kumuliert	—	—	442,7	32.740,6	41.139,9
Restbuchwert zum 31.12.2007	0,0	2.029,9	2.120,3	46.103,9	13.517.293,4
Restbuchwert zum 31.12.2006	0,0	2.029,9	1.201,8	48.567,5	3.785.228,6
Abschreibungen im Geschäftsjahr 2007	—	—	131,0	2.661,0	15.730,2

Geringwertige Wirtschaftsgüter sind in den Zugängen des Berichtsjahrs enthalten und wurden voll abgeschrieben. Diese Abschreibung ist in den Abgängen des Geschäftsjahrs eingerechnet. Die Sachanlagen umfassen weiterhin die im Rahmen unserer eigenen Tätigkeit genutzten Grundstücke und Gebäude mit einem Buchwert in Höhe von € 10,3 Mio. (Vj. € 11,1 Mio.). Der Buchwert der Betriebs- und Geschäftsausstattung beträgt € 3,2 Mio. (Vj. € 3,2 Mio.). Die beim Kauf von Anleihen und Schuldverschreibungen angefallenen Agien und Disagien werden über die Laufzeit der Papiere verteilt. Sie werden als zinsähnliche Aufwendungen/Erträge in der Gewinn- und Verlustrechnung ausgewiesen, die Agien sind als Abschreibung im Anlagespiegel abgebildet.
Alle Anleihen und Schuldverschreibungen im Anlagevermögen sind deckungsfähig. Der Börsenwert beträgt T€ 13.227,6. Dieser wurde anhand kursenunabhängiger Marktdatenanbieter oder anhand unseres internen Modells ermittelt. Dem internen Modell liegt die Swap-Mitte-Kurve zuzüglich am Markt beobachteter Bonitätsspreads zugrunde.
Abschreibungen gemäß § 253 Abs. 2 Satz 3 HGB waren nicht erforderlich, da es sich nicht um Wertminderungen handelt, die voraussichtlich von Dauer sind. Bis zum Abschlussstichtag lagen keine Zahlungsausfälle bei Emittenten der Wertpapiere des Anlagevermögens vor; es werden auch zukünftig keine Ausfälle erwartet.

Abschreibungen wegen steuerlicher Vorschriften

Für das Gebäude in Essen, Gildehofstraße 1, wurde die stufendegressive Sonderabschreibung gemäß § 7 Abs. 5 EStG in Höhe von € 0,7 Mio. (Vj. € 0,7 Mio.) in Anspruch genommen.

Rechnungsabgrenzungsposten aus dem Emissions- und Darlehensgeschäft in Mio. €

	2007	2006
Aktivseite		
Agio aus Forderungen	178,7	247,3
Emissionsdisagio aus Schuldverschreibungen	193,8	275,0
Gesamt	372,5	522,3
Passivseite		
Damnum aus Forderungen	60,7	41,4
Agio aus Schuldverschreibungen	28,4	31,8
Gesamt	89,1	73,2

Andere Verbindlichkeiten gegenüber Kreditinstituten

In dieser Position sind Offenmarktgeschäfte in Höhe von € 6,3 Mrd. (Vj. € 6,1 Mrd.) enthalten. Das Nominalvolumen der bei der Deutschen Bundesbank im Pfandkonto hinterlegten Wertpapiere betrug € 7,8 Mrd. (Vj. € 6,5 Mrd.). Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten enthalten im Wesentlichen anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital, fälliges Genussrechtskapital sowie den Ausgleichsposten aus der Fremdwährungsbewertung der Swaps.

Nachrangige Verbindlichkeiten

Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen. Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 20,4 Mio. (Vj. € 16,9 Mio.).
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10%-Grenze des Gesamtausweises.

Genussrechte

Das ausgewiesene Genussrechtskapital beträgt nominal € 200,0 Mio. (Vj. € 288,4 Mio.). Es ist unterteilt in nominal € 94,2 Mio. (Vj. € 136,7 Mio.) Inhaber- und € 105,8 Mio. (Vj. € 151,7 Mio.) Namensgenussscheine. Die Genussscheine sind zum Teil variabel verzinslich; die Festzinssätze liegen zwischen 5,7 % und 7,3 %. Das Genussrechtskapital entspricht den Bestimmungen des § 10 Abs. 5 KWG.

Die Fälligkeitsstruktur ist wie folgt:

	Mio. €
2008	82,8
2009	30,7
2010	12,5
2011	33,5
2012	1,0
2013	39,5

Bis zum 31.12.2007 erfolgte von dem in der Hauptversammlung am 17. März 2005 genehmigten Genussrechtskapital in Höhe von € 200,0 Mio. keine Inanspruchnahme. Es verbleibt ein genehmigtes Genussrechtskapital in gleicher Höhe.

Gezeichnetes Kapital/genehmigtes Kapital

In der Hauptversammlung vom 17. März 2005 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 16. März 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe

neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 100,0 Mio. zu erhöhen. Von dieser Ermächtigung wurde bisher kein Gebrauch gemacht; an genehmigtem Kapital verbleiben € 100,0 Mio.
In der ordentlichen Hauptversammlung vom 21. März 2007 wurde eine Kapitalerhöhung aus Gesellschaftsmitteln um € 48,0 Mio. zu 100 % beschlossen und anschließend durchgeführt. Das gezeichnete Kapital beträgt € 412,0 Mio.

Anzahl und Nennbetrag der Aktien

Das Grundkapital von € 412,0 Mio. ist eingeteilt in 412.000.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

Kapitalrücklage in Mio. €

	2007	2006
Die Kapitalrücklage entwickelte sich wie folgt:		
Vortrag zum 1.1.	339,6	339,6
Entnahmen zum Ausgleich des Jahresfehlbetrages	29,8	—
Stand am 31.12.	309,8	339,6

Gewinnrücklagen

Durch Beschluss der Hauptversammlung wurde den Gewinnrücklagen zunächst ein Betrag in Höhe von € 96,8 Mio. zugeführt. € 48,0 Mio. wurden zur Durchführung der Kapitalerhöhung aus Gesellschaftsmitteln den „anderen Gewinnrücklagen" entnommen und dem gezeichneten Kapital zugeführt. Der verbleibende Betrag in Höhe von € 93,9 Mio. wurde zum teilweisen Ausgleich des Jahresfehlbetrages verwendet.

Eventualverbindlichkeiten

Der Posten Eventualverbindlichkeiten enthält im Wesentlichen 79 Credit Default Swaps in Höhe von € 2,8 Mrd.

Andere Verpflichtungen in Mio. €

	2007	2006
Die unwiderruflichen Kreditzusagen betragen:		
Hypothekendarlehen	223,2	408,1
Kommunalkredite	0,5	0,6
Gesamt	223,7	408,7

Personalaufwand

Für das Geschäftsjahr 2007 beträgt der Personalaufwand T€ 18.307,5 (Vj. T€ 16.026,7). Darin enthalten sind die Gesamtbezüge für die Mitglieder des Vorstands von T€ 2.081,1 (Vj. T€ 1.409,3).
Die Bezüge ehemaliger Vorstandsmitglieder beliefen sich auf T€ 189,0 (Vj. T€ 23,3) und die für sie gebildeten Rückstellungen auf T€ 1.362,2 (Vj. T€ 444,8).

Andere Verwaltungsaufwendungen

Die anderen Verwaltungsaufwendungen für das Bankgeschäft belaufen sich auf T€ 23.845,1 (Vj. T€ 22.090,8), inklusive der Vergütung der Mitglieder des Aufsichtsrats von T€ 103 (Vj. T€ 194). Dieser Betrag enthält keine variablen Bestandteile (Vj. T€ 86).

Im Geschäftsjahr als Aufwand erfasstes Honorar an den Abschlussprüfer für

T€	2007	2006
a) die Abschlussprüfung	591	423
b) sonstige Bestätigungs- oder Bewertungsleistungen	122	24
c) Steuerberatungsleistungen	88	10
d) sonstige Leistungen	165	78
Gesamt	966	535

Sonstige betriebliche Erträge und Aufwendungen

In den sonstigen betrieblichen Erträgen sind im Wesentlichen Mieterträge, Buchgewinne aus dem Abgang von Gegenständen des Sachanlagevermögens sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Die sonstigen betrieblichen Aufwendungen enthalten im Wesentlichen die umlagefähigen Nebenkosten unserer Mieter sowie laufende Instandhaltungen an unseren Gebäuden.

Steuern vom Einkommen und vom Ertrag

Die Ertragsteuern resultieren im Wesentlichen aus der Belastung unseres verwendbaren EK02 mit Körperschaftsteuer (Jahressteuergesetz 2007). Zur Commerzbank AG besteht weder ein ertrag- noch ein umsatzsteuerliches Organschaftsverhältnis.

Gewinnverwendungsrechnung in €

Jahresfehlbetrag	123.625.900
Entnahmen aus den anderen Gewinnrücklagen	–93.876.000
Entnahmen aus der Kapitalrücklage	–29.749.900
Bilanzgewinn/-verlust	0

Deckungsrechnung öffentliche Pfandbriefe in T€

	2007	2006
Forderungen an Kreditinstitute		
– Kommunalkredite	10.601.710	9.737.660
Forderungen an Kunden		
– Hypothekendarlehen (öffentlich verbürgte)	12.187	13.858
– Kommunalkredite	19.902.096	22.453.255
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 35.969.908)	35.589.080	44.137.361
Deckungswerte insgesamt	66.105.073	76.342.134
Summe der deckungspflichtigen öffentlichen Pfandbriefe	64.061.153	74.259.809
Überdeckung	2.043.920	2.082.325

Deckungsrechnung Hypothekenpfandbriefe in T€

	2007	2006
Forderungen an Kunden		
– Hypothekendarlehen	5.054.360	4.391.541
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486	17.486
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 575.984)	555.082	417.258
Deckungswerte insgesamt	5.626.928	4.826.285
Summe der deckungspflichtigen Hypothekenpfandbriefe	5.143.384	4.582.176
Überdeckung	483.544	244.109

Anhängige Zwangsmaßnahmen zum 31.12.

	Zwangsversteigerungen		Zwangsverwaltungen		Zwangsversteigerungen und Zwangsverwaltungen[1]		Anzahl der Fälle insgesamt		Durchgeführte Zwangsversteigerungen	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Wohnzwecken dienende Objekte	261	131	4	19	4	17	265	150	48	35
Gewerblich genutzte Objekte	11	13	14	12	8	10	25	25	6	6
Gesamt	272	144	18	31	12	27	290	175	54	41

[1] in Vorspalten enthalten

Objekte, die Zwangsversteigerungs- und Zwangsverwaltungsmaßnahmen unterliegen, wurden dem Deckungsstock entnommen.
Im Berichtsjahr wurde kein Grundstück zur Verhütung von Verlusten von der Bank übernommen.

Zinsrückstände auf zur Deckung von Hypothekenpfandbriefen verwendete Forderungen

Die Zinsrückstände betragen T€ 206,3 (Vj. T€ 169,6) für den wohnwirtschaftlichen Bereich und T€ 0 (Vj. T€ 0) für den gewerblichen Bereich.

Rückzahlungen auf Hypothekendarlehen in Deckung in Mio. €

	Gewerblich		Wohnwirtschaftlich	
	2007	2006	2007	2006
Im Geschäftsjahr erfolgte Rückzahlungen:				
Durch Amortisation	13,7	11,0	77,0	66,5
In anderer Weise	172,0	98,4	138,3	175,0
Gesamt	185,7	109,4	215,3	241,5

Finanzderivate in Mio. €

	Nominalbetrag				Marktwert		
	Restlaufzeit						
Zinsbezogene Geschäfte:	<= 1 Jahr	1-5 Jahre	> 5 Jahre	Summe	positiv	negativ	Summe
Zins-Swaps (gleiche Währung)	33.161	49.912	62.144	145.217	1.628	−2.955	−1.327
Zinsoptionen – Verkäufe	366	1.074	4.517	5.957	52	−351	−299
Sonstige Zinskontrakte	—	100	100	200	1	−6	−5
Kreditderivate	—	260	2.645	2.905	—	−37	−37
Währungsbezogene Geschäfte:							
Währungs-Swaps	2.239	4.030	5.221	11.490	576	−645	−69
Gesamt	35.766	55.376	74.627	165.769	2.257	−3.994	−1.737
Gesamt Vorjahr	37.273	94.738	83.089	215.100	1.773	−4.485	−2.712

Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungs- und Bonitätsrisiken abgesichert. Handelsgeschäfte mit derivativen Produkten wurden im Handelsbuch getätigt. Den negativen Marktwerten aus den Derivaten steht insgesamt ein positiver Marktwert aller zinstragenden Geschäfte gegenüber. Dabei haben wir die zinstragenden Geschäfte auf Basis der Swap-Mitte-Kurve bewertet und entsprechende Standardrisikokosten in Abzug gebracht.
Sämtliche Derivate wurden mit OECD-Banken abgeschlossen.

Das Kreditäquivalent (Adressenausfallrisiko) nach der Marktbewertungsmethode gemäß den Vorschriften des Grundsatzes I beträgt € 1.008,5 Mio. (Vj. € 992,7 Mio.). Hierbei werden zunächst die positiven Marktwerte unter Berücksichtigung von Kontrahenten-Nettingvereinbarungen ermittelt. Dem hinzugerechnet werden die auf Kontrahentenbasis ermittelten Zuschläge.

Fremdwährungsvolumina in Mio. €

	2007	2006
Vermögensgegenstände	6.576,2	5.201,8
Verbindlichkeiten	4.127,3	4.537,7

Die Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Kredite an Organmitglieder in Mio. €

	2007	2006
Mitglieder des Vorstands	1,7	2,1
Mitglieder des Aufsichtsrats	3,5	3,6
Gesamt	5,2	5,7

Durchschnittliche Mitarbeiterzahl

	Tariflich		Außertariflich	
	2007	2006	2007	2006
Angestellte	85	90	67	53
Auszubildende	15	16	—	—
Teilzeitbeschäftigte	10	9	3	2
Gesamt	110	115	70	55

Im Jahresdurchschnitt waren 180 (Vj. 170) Mitarbeiter/-innen beschäftigt.

Mitteilung gemäß § 20 Abs. 4 und 5 AktG

Die Commerzbank AG, Frankfurt, ist mit ca. 74 % an unserer Gesellschaft beteiligt.
Der Schuppli-Gruppe gehören 26 % der Anteile an unserer Gesellschaft.
Anfang Januar 2008 hat der Commerzbank-Konzern die verbliebenen Anteile der Schuppli-Gruppe an unserer Gesellschaft erworben, sodass der Konzern nunmehr über alle Anteile an unserer Gesellschaft verfügt.

Corporate Governance Kodex – Entsprechenserklärung

Vorstand und Aufsichtsrat der Hypothekenbank in Essen AG haben bisher eine Entsprechenserklärung abgegeben, die im Internet unter www.essenhyp.com zugänglich gemacht worden ist.
Vorstand und Aufsichtsrat haben beschlossen, den Corporate Governance Kodex sowie die Entsprechenserklärung künftig nicht mehr anzuwenden und auch nicht mehr zu veröffentlichen.

Verpflichtungen gegenüber verbundenen Unternehmen

Mit unseren Tochtergesellschaften TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, und Cap Kiel BetriebsGmbH, Kiel, haben wir eine Vereinbarung über einen Rangrücktritt abgeschlossen.
Gegenüber unserer Tochtergesellschaft Grundbesitzgesellschaft Berlin Rungestraße 22–24 mbH, Essen, haben wir eine Patronatserklärung abgegeben.

Sonstige Verpflichtungen

Die Verpflichtungen aus Dienstleistungs-, Miet- und Lizenzverträgen belaufen sich in den nächsten drei Jahren auf ca. € 9,0 Mio. (Vj. € 8,0 Mio.) pro Jahr.

Umlaufende Pfandbriefe und dafür verwendete Deckungswerte in Mio. €

	Nominal		Barwert		Risikobarwert	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
a) Gesamtbetrag der im Umlauf befindlichen						
Hypothekenpfandbriefe	5.143,4	4.582,2	5.037,8	4.538,2	4.838,3	4.364,7
Deckungsmasse	5.626,9	4.826,3	5.620,1	4.749,4	5.346,9	4.497,9
davon Derivate (absolut)	—	—	—	—	—	—
davon Derivate (prozentual)	—	—	—	—	—	—
davon ergänzende Deckung	555,1	417,3	561,7	503,1	500,9	436,0
davon weitere Deckungswerte	—	—	—	—	—	—
Abschlag Währungsszenario	—	—	—	—	24,7	—
Überdeckung	483,5	244,1	582,3	211,2	483,9	133,2

	bis einschl. 1 Jahr		mehr als 1 Jahr bis einschl. 5 Jahre		mehr als 5 Jahre bis einschl. 10 Jahre		mehr als 10 Jahre	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
zu a) Laufzeitstruktur (Restlaufzeit)								
Hypothekenpfandbriefe	385,8	998,8	2.755,4	2.022,8	1.655,2	1.287,6	347,0	273,0
Deckungsmasse	394,0	513,7	1.743,9	1.143,0	2.512,4	2.534,1	976,6	635,5
davon ergänzende Deckung	0,7	102,3	3,3	—	4,9	—	546,2	315,0

	Nominal		Barwert		Risikobarwert	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
b) Gesamtbetrag der im Umlauf befindlichen						
öffentlichen Pfandbriefe	64.061,2	74.259,8	62.641,7	73.086,1	61.171,8	71.244,5
Deckungsmasse	66.105,1	76.342,1	65.872,0	77.318,7	63.947,6	74.946,7
davon Derivate (absolut)	—	—	—	—	—	—
davon Derivate (prozentual)	—	—	—	—	—	—
davon ergänzende Deckung	5.976,8	5.920,0	5.526,2	5.628,9	5.440,3	5.509,9
davon weitere Deckungswerte	345,0	250,0	334,9	250,0	323,3	249,9
Abschlag Währungsszenario	—	—	—	—	137,8	123,8
Überdeckung	2.043,9	2.082,3	3.230,3	4.232,6	2.638,0	3.578,4

	bis einschl. 1 Jahr		mehr als 1 Jahr bis einschl. 5 Jahre		mehr als 5 Jahre bis einschl. 10 Jahre		mehr als 10 Jahre	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
zu b) Laufzeitstruktur (Restlaufzeit)								
Öffentliche Pfandbriefe	16.391,8	14.778,9	36.979,0	45.585,4	7.559,5	10.926,4	3.130,9	2.969,1
Deckungsmasse	11.894,7	18.787,4	24.226,8	25.156,9	22.423,7	23.134,9	7.559,9	9.262,9
davon ergänzende Deckung	—	—	1.611,3	852,6	3.674,9	4.431,9	600,6	635,5
davon weitere Deckungswerte	—	250,0	105,0	—	240,0	—	—	—

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Größengruppen
Deckungshypotheken in Mio. €

	31.12.2007	31.12.2006
bis einschl. € 300.000	3.953,3	3.272,4
mehr als € 300.000 bis einschl. € 5 Mio.	368,7	367,9
mehr als € 5 Mio.	749,8	768,7
Summe	5.071,8	4.409,0

Zur Deckung für Hypothekenpfandbriefe verwendete Forderungen nach Gebieten, in denen die beliehenen Grundstücke liegen, und nach Nutzungsart Deckungswerte in Mio. €

	31.12.2007		31.12.2006	
	Gewerblich	Wohnwirtschaftlich	Gewerblich	Wohnwirtschaftlich
Deutschland				
Wohnungen	—	806,5	—	657,8
Einfamilienhäuser	—	2.978,9	—	2.496,0
Mehrfamilienhäuser	—	401,6	—	350,6
Bürogebäude	282,4	—	353,2	—
Handelsgebäude	236,5	—	244,6	—
Industriegebäude	54,7	—	54,2	—
sonstige gewerblich genutzte Gebäude	94,0	—	64,1	—
Summe	667,6	4.187,0	716,1	3.504,4
Belgien				
Mehrfamilienhäuser	—	0,5	—	0,5
Summe	0,0	0,5	0,0	0,5
Großbritannien				
Bürogebäude	69,6	—	78,1	—
Summe	69,6	0,0	78,1	0,0
Frankreich				
Bürogebäude	0,1	—	42,2	—
sonstige gewerblich genutzte Gebäude	19,0	—	19,0	—
Summe	19,1	0,0	61,2	0,0
Niederlande				
Bürogebäude	40,2	—	49,0	—
Summe	40,2	0,0	49,0	0,0
Schweiz				
Bürogebäude	87,8	—	—	—
Summe	87,8	0,0	0,0	0,0
Gesamtsumme	884,3	4.187,5	904,4	3.504,9

Rückständige Leistungen auf zur Deckung verwendete Hypothekenforderungen in T€

	31.12.2007	31.12.2006
Deutschland		
Gesamtbetrag der mindestens 90 Tage rückständigen Leistungen	6,9	0,0
Gesamtsumme	6,9	0,0

Zur Deckung von öffentlichen Pfandbriefen verwendete Forderungen Deckungswerte in Mio. €

	Belgien		Dänemark		Deutschland		Finnland	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	250,0	—	—	—	901,9	6.939,1	—	450,9
Regionale Gebietskörperschaften	—	—	—	—	25.571,0	28.357,2	—	—
Örtliche Gebietskörperschaften	—	—	—	—	2.064,7	2.148,4	—	—
Sonstige	115,0	90,0	271,5	242,0	17.972,7	19.074,3	99,0	169,0
Summe	365,0	90,0	271,5	242,0	46.510,3	56.519,0	99,0	619,9

	Frankreich		Griechenland		Großbritannien		Irland	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	2,5	2,5	742,5	157,5	—	—	—	—
Regionale Gebietskörperschaften	—	—	—	—	—	—	—	—
Örtliche Gebietskörperschaften	9,2	9,6	—	—	194,0	190,6	—	—
Sonstige	1.103,5	1.168,5	35,0	35,0	540,6	881,4	271,7	215,0
Summe	1.115,2	1.180,6	777,5	192,5	734,6	1.072,0	271,7	215,0

	Island		Italien		Japan		Kanada	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	—	—	833,6	2.225,9	6,1	—	—	—
Regionale Gebietskörperschaften	—	—	794,4	1.086,0	114,3	87,0	405,4	477,6
Örtliche Gebietskörperschaften	—	—	290,6	341,3	66,3	—	38,1	—
Sonstige	213,4	251,4	192,9	—	—	—	428,0	173,3
Summe	213,4	251,4	2.111,5	3.653,2	186,7	87,0	871,5	650,9

	Lettland		Litauen		Luxemburg		Niederlande	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	—	45,0	—	39,0	—	—	—	—
Regionale Gebietskörperschaften	—	—	—	—	—	—	—	—
Örtliche Gebietskörperschaften	—	—	—	—	—	—	89,1	1,9
Sonstige	—	—	—	—	200,5	144,5	417,0	472,0
Summe	0,0	45,0	0,0	39,0	200,5	144,5	506,1	473,9

	Norwegen		Österreich		Polen		Portugal	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	—	—	—	—	533,9	516,2	1.000,0	1.470,0
Regionale Gebietskörperschaften	—	—	125,2	124,5	—	—	—	—
Örtliche Gebietskörperschaften	—	—	—	—	—	—	—	—
Sonstige	192,5	95,0	1.955,2	1.523,5	—	—	—	—
Summe	192,5	95,0	2.080,4	1.648,0	533,9	516,2	1.000,0	1.470,0

	Schweden		Schweiz		Slowakische Republik		Slowenien	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	—	—	—	—	212,5	232,5	166,9	—
Regionale Gebietskörperschaften	—	—	314,3	211,6	—	—	—	—
Örtliche Gebietskörperschaften	257,0	312,4	82,2	84,6	—	—	—	—
Sonstige	40,0	—	350,3	150,0	—	—	—	—
Summe	297,0	312,4	746,8	446,2	212,5	232,5	166,9	0,0

	Spanien		Tschechische Republik		Ungarn		USA	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zentralstaat	—	—	127,3	145,6	232,2	235,2	330,4	79,7
Regionale Gebietskörperschaften	1.782,3	1.953,3	—	—	—	—	568,4	312,6
Örtliche Gebietskörperschaften	91,0	10,0	—	—	—	—	919,5	632,4
Sonstige	1.743,5	2.200,4	—	—	50,0	50,0	645,3	427,2
Summe	3.616,8	4.163,7	127,3	145,6	282,2	285,2	2.463,6	1.451,9

	Zypern		Sonstige			Gesamt	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006		31.12.2007	31.12.2006
Zentralstaat	99,5	99,5	—	—		5.439,1	12.638,6
Regionale Gebietskörperschaften	—	—	—	—		29.675,4	32.609,8
Örtliche Gebietskörperschaften	—	—	—	—		4.101,8	3.731,2
Sonstige	—	—	51,2	—		26.888,8	27.362,5
Summe	99,5	99,5	51,2	0,0		66.105,1	76.342,1

Gesamtbetrag der mindestens 90 Tage rückständigen Leistungen in Mio. €

	31.12.2007	31.12.2006
Summe Länder (Staaten)	0,0	0,0

Konzernabschluss

Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.
Die Hypothekenbank in Essen AG wird in den Konzernabschluss der Commerzbank AG einbezogen. Dieser wird auf der Grundlage der verabschiedeten und veröffentlichten International Accounting Standards (IAS) bzw. International Financial Reporting Standards (IFRS) aufgestellt. Die in dem IAS/IFRS-Abschluss vom deutschen Recht abweichenden angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden werden in den Notes des Konzernabschlusses erläutert. Unsere Tochtergesellschaften werden bis auf die TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, nicht in den Konzernabschluss der Commerzbank AG einbezogen.
Der Konzernabschluss der Commerzbank AG zum 31. Dezember 2006 wurde am 22. Juni 2007 im elektronischen Bundesanzeiger veröffentlicht.
Auch der Konzernabschluss zum 31. Dezember 2007 wird im elektronischen Bundesanzeiger veröffentlicht.

Mandate in Aufsichtsräten und anderen Kontrollgremien

Hubert Schulte-Kemper
- LEG Landesentwicklungsgesellschaft NRW GmbH, Düsseldorf

Michael Fröhner
- Christliches Jugenddorfwerk Deutschlands gemeinnütziger e. V. (CJD), Ebersbach

Wolfgang Groth
- Börsenrat der Börse Düsseldorf AG, Düsseldorf
- EUROHYPO Europäische Hypothekenbank S. A., Luxemburg
  (bis 30. November 2007)

Aufsichtsrat

MICHAEL REUTHER
Vorsitzender *(ab 21. März 2007)*
Mitglied des Vorstands der
Commerzbank AG

DR. ERIC STRUTZ
Vorsitzender *(bis 21. März 2007)*
Mitglied des Vorstands der
Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
(bis 31. Januar 2008)
Stellvertretende Vorsitzende

WOLFGANG HARTMANN
Mitglied des Vorstands der
Commerzbank AG

ERICH LABS
Bankangestellter

KURT MÜLLER
Immobiliengutachter

Vorstand

HUBERT SCHULTE-KEMPER
(bis 31. Dezember 2007)
Vorsitzender

BURKHARD DALLOSCH

MICHAEL FRÖHNER
(bis 31. März 2007)

WOLFGANG GROTH
(ab 1. April 2007)

Versicherung der gesetzlichen Vertreter

„Nach bestem Wissen versichern wir, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen für die Jahresberichterstattung der Jahresabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Bank vermittelt und im Lagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage der Bank so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der Entwicklung der Bank im Geschäftsjahr beschrieben sind."

Essen, den 20. Februar 2008
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Dallosch Groth

Bestätigungsvermerk

„Wir haben den Jahresabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung sowie Anhang – unter Einbeziehung der Buchführung und den Lagebericht der Hypothekenbank in Essen AG, Essen, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2007 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Bestimmungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.
Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.
Unsere Prüfung hat zu keinen Einwendungen geführt.
Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss den gesetzlichen Vorschriften und den ergänzenden Bestimmungen der Satzung und vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht steht im Einklang mit dem Jahresabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage der Gesellschaft und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar."

Düsseldorf, den 29. Februar 2008

PricewaterhouseCoopers Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Herbert Busch
Wirtschaftsprüfer

ppa. Michael Meteling
Wirtschaftsprüfer

Bericht des Aufsichtsrats

Der Aufsichtsrat hat die ihm nach Gesetz und Satzung obliegenden Aufgaben wahrgenommen und die Geschäftsführung der Bank laufend überwacht. Er hat sich vom Vorstand in vier ordentlichen und drei außerordentlichen Sitzungen sowie in zahlreichen Einzelbesprechungen umfassend über die beabsichtigte Geschäftspolitik, grundsätzliche Fragen der Geschäftsführung, über die Lage und Entwicklung der Bank sowie über bedeutsame Geschäftsvorfälle unterrichten lassen und mit dem Vorstand darüber beraten. Besonders intensiv wurde die Geschäfts-, Risiko- und Ertragsentwicklung der Essen Hyp im Zuge der Mitte des Jahres einsetzenden und im weiteren Verlauf sich verschärfenden Finanzmarktkrise diskutiert und analysiert. Die umgehende Information des Aufsichtsrats war damit sichergestellt.

Vor dem Hintergrund der sich Ende 2007 abzeichnenden und zur Jahreswende 2007/2008 vollzogenen vollständigen Übernahme der Anteile an der Hypothekenbank in Essen AG durch die Commerzbank fanden intensive, noch fortdauernde Beratungen zur Integration der Bank in den Commerzbank-Konzern statt. Am 29. Januar 2008 hat die Commerzbank beschlossen, dass die Hypothekenbank in Essen AG mit wirtschaftlicher Wirkung rückwirkend zum 1. Januar 2008 auf die Eurohypo AG verschmolzen wird. Der Aufsichtsrat begleitet dieses Projekt im Rahmen seiner gesetzlichen, satzungs- und geschäftsordnungsmäßigen Zuständigkeit und rechnet im Einklang mit den Planungen des Vorstands und des Aktionärs mit einem Abschluss des Integrationsprojekts voraussichtlich bis Mitte 2008.

Der Aufsichtsrat ist sich seiner Verantwortung gegenüber den Mitarbeitern der Bank bewusst und wird sehr darauf achten, dass die Belange der Mitarbeiter der Essen Hyp in dem Integrationsprozess angemessen berücksichtigt werden.

Der Aufsichtsrat hat aus seiner Mitte einen Präsidialausschuss und einen Risikoausschuss gebildet. Der Präsidialausschuss hat im Jahr 2007 in zwei ordentlichen und einer außerordentlichen Sitzung getagt. Gegenstand der drei Sitzungen waren im Wesentlichen präsidialausschusspflichtige Vorstandsangelegenheiten. Im Risikoausschuss wurden in vier Sitzungen unter besonderer Berücksichtigung der Folgen der Finanzmarktkrise die Themen des Risikomanagements, d. h. die Ertrags-, Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken, operationellen Risiken und sonstigen Risiken, behandelt. Daneben wurde über zustimmungsbedürftige Kredite außerhalb von Sitzungen im schriftlichen Umlaufverfahren entschieden.

Jahresabschluss und Lagebericht für das Geschäftsjahr 2007 sind unter Einbeziehung der Buchführung von der durch die Hauptversammlung als Abschlussprüfer gewählten PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Die Jahresabschlussunterlagen, der Lagebericht des Vorstands und die Berichte des Abschlussprüfers wurden allen Aufsichtsratsmitgliedern zeitig vor der Bilanzsitzung zur Verfügung gestellt. Der Abschlussprüfer berichtete dem Aufsichtsrat in der Bilanzsitzung über wesentliche Ergebnisse seiner Prüfung und stand ihm für Fragen zur Verfügung. Der Aufsichtsrat hat von dem Prüfungsergebnis zustimmend Kenntnis genommen.

Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses und des Lageberichts sind Einwendungen nicht zu erheben.

Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss gebilligt; er ist damit festgestellt. Außerdem hat der Vorstand einen Bericht gemäß § 312 AktG über die Beziehungen zu verbundenen Unternehmen erstellt und diesen mit dem hierzu von der PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, erstatteten Prüfungsbericht dem Aufsichtsrat vorgelegt.

Der Aufsichtsrat hat den Bericht des Vorstands geprüft. Er stimmt ihm zu, ebenso dem Ergebnis der Prüfung durch den Abschlussprüfer. Dieser hat den Bericht des

Vorstands über die Beziehungen zu verbundenen Unternehmen mit folgendem Bestätigungsvermerk versehen: „Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war.“

Nach dem abschließenden Ergebnis seiner Prüfung erhebt der Aufsichtsrat keine Einwendungen gegen die Erklärung des Vorstands in seinem Bericht über die Beziehungen zu verbundenen Unternehmen.

Im Geschäftsjahr 2007 hat es im Aufsichtsrat und im Vorstand folgende Veränderungen gegeben:
Mit Wirkung vom 21. März 2007 ist Michael Reuther, Mitglied des Vorstands der Commerzbank AG, als Nachfolger von Dr. Eric Strutz, ebenfalls Mitglied des Vorstands der Commerzbank AG, zum Vorsitzenden des Aufsichtsrats gewählt worden. Dr. Eric Strutz ist seitdem als einfaches Mitglied des Aufsichtsrats tätig.

Mit Wirkung zum Ablauf des 31. Dezember 2007 legte der Vorsitzende des Vorstands, Hubert Schulte-Kemper, sein Amt als Vorstandsvorsitzender nieder und schied mit Ablauf des 31. Dezember 2007 aus dem Vorstand der Essen Hyp aus. Der Aufsichtsrat dankt Hubert Schulte-Kemper für die langjährige Mitwirkung im Vorstand der Bank.
Bereits mit Ablauf des 31. März 2007 schied Michael Fröhner aus dem Vorstand der Bank aus. Auch ihm dankt der Aufsichtsrat für sein Engagement.
Zum 1. April 2007 ist Wolfgang Groth in den Vorstand der Hypothekenbank in Essen AG berufen worden.

Der Aufsichtsrat dankt allen Geschäftspartnern und Freunden der Essen Hyp für die langjährige Zusammenarbeit und für ihr Vertrauen. Dank gilt auch den aktiven und ehemaligen Vorstands- und Aufsichtsratsmitgliedern, den aktiven und ehemaligen Treuhändern der Bank sowie dem Beirat.

Den Mitarbeitern gilt der besondere Dank des Aufsichtsrats für viele Jahre sehr engagierter, erfolgreicher Mitarbeit in der Essen Hyp. Für ihre Zukunft wünschen wir ihnen alles Gute.

Essen, den 13. März 2008

Der Aufsichtsrat



Michael Reuther
Vorsitzender

Zentrale

ESSEN
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-200
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

BERLIN
Jägerstraße 58
10117 Berlin
Tel.: 0 30/81 45 07-10
Fax: 0 30/81 45 07-29
E-Mail: berlin@essenhyp.com

FRANKFURT AM MAIN
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65
E-Mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40/32 52 43-00
Fax: 0 40/32 52 43-29
E-Mail: hamburg@essenhyp.com

MÜNCHEN
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17-52
Fax: 0 89/29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

BRÜSSEL
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96
E-Mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Großbritannien
Tel.: 00 44/20/72 83 31 42
Fax: 00 44/20/72 83 26 49
E-Mail: london@essenhyp.com

NEW YORK
(bis 12. September 2007)
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: 001/646/290 5132
Fax: 001/646/290 5001
E-Mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39
E-Mail: paris@essenhyp.com

Der Pfandbrief – verlässliche Refinanzierung und gesuchtes Investment

Die Austrocknung der Märkte für Mortgage Backed Securities (MBS) und die erhöhten Aufschläge, die Investoren für unbesicherte Bankschuldverschreibungen seit der Ausbreitung des „Subprime-Virus" verlangen, erschweren auch deutschen Kreditinstituten den Zugang zu Kapital bzw. verteuern ihn erheblich.
Die Situation der Pfandbriefemittenten unterscheidet sich jedoch maßgeblich von der anderer Banken. So haben diese Institute mit dem Pfandbrief jederzeit zu günstigen Konditionen Zugang zum Kapitalmarkt. Denn die besondere Sicherheit des Pfandbriefs und seine hohe Marktdurchdringung machen ihn auch in stürmischen Zeiten zu einem sicheren Hafen für Anleger.

Pfandbrief stützt Bankenliquidität. Pfandbriefe weisen eine makellose Kredithistorie auf. Der Ausfall eines Pfandbriefs wurde seit Inkrafttreten des Hypothekenbankgesetzes, des Vorläufers des Pfandbriefgesetzes, vor über 100 Jahren nicht verzeichnet. Angesichts der im In- und Ausland anerkannten Bonität der Pfandbriefe können die Emittenten deshalb anders als bei Mortgage Backed Securities auch in schwierigen Zeiten Liquidität aufnehmen. Der Pfandbriefmarkt als „Markt der letzten Instanz" mobilisiert Liquidität, wo sie andernfalls nicht oder nur zu deutlich schlechteren Konditionen verfügbar ist.
Neben den sogenannten Benchmark-Emissionen ab € 1 Mrd. (Jumbo-Pfandbriefe) begeben Pfandbriefbanken zusätzlich in großem Umfang traditionelle Inhaberpfandbriefe und Namenspfandbriefe und stoßen damit auf stetige und hohe Nachfrage bei Investoren. Dafür sorgt die feste Verwurzelung und langjährige Tradition des Pfandbriefs bei Abnehmern aus Versicherungen, Banken, Pensions- und Investmentfonds am deutschen Markt. Allein in den Monaten August bis Dezember des Jahres 2007 – also nach Beginn der Subprime-Krise – haben die Pfandbriefbanken mit traditionellen Inhaberpfandbriefen und Namenspapieren € 50 Mrd. am Markt aufgenommen. Zusammen mit Jumbo-Emissionen und Aufstockungen summierte sich dies auf € 58 Mrd.
Bemerkenswert ist, dass sich die Refinanzierungskosten in diesem Zeitraum gegenüber den ersten sieben Monaten des Jahres 2007 kaum erhöhten. So wurden Pfandbriefe im Mittel aller Laufzeiten weiter 10 Basispunkte unter Euribor gehandelt, während Verbriefungen und einige pfandbriefähnliche Produkte des Auslands (sogenannte Covered Bonds) Ausweitungen von 40 bis 80 Basispunkten hinnehmen mussten.

Dies alles ist ein Ergebnis der gesetzlichen Qualitätsanforderungen, des disziplinierten und investorenfreundlichen Emissionsverhaltens der Pfandbriefbanken sowie einer einzigartigen Markt- und Produktpflege durch die Emissionshäuser, die ihre Kräfte in einem gemeinsamen Verband bündeln.

Pfandbriefgesetz schützt Anleger. Das Pfandbriefgesetz bietet Pfandbriefinvestoren ein engmaschig geknüpftes Sicherheitsnetz. Leitmotiv der gesetzlichen Grundlage für die Emission von Pfandbriefen ist das Prinzip des Anlegerschutzes. So dürfen nur Kreditinstitute, welche die strengen Anforderungen an eine Pfandbrieflizenz erfüllen, Pfandbriefe begeben. Die ausstehenden Hypotheken-, Schiffs- und Öffentlichen Pfandbriefe müssen durch Hypotheken-, Staats- und Schiffskredite mindestens gleicher Höhe gedeckt sein. Diese sogenannten Deckungswerte werden in separate Register eingetragen. Im Insolvenzfall eines Emittenten sind die Ansprüche der Pfandbriefgläubiger durch ein Vorrecht an den in den Deckungsregistern eingetragenen

Deckungswerten privilegiert. Das Pfandbriefgeschäft unterliegt der besonderen Aufsicht der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin). Zusätzlich zur laufenden Aufsicht auf Basis des Kreditwesengesetzes überwacht eine eigene Pfandbriefabteilung die Einhaltung der Bestimmungen des Pfandbriefgesetzes. Die Verpflichtung zur quartalsweisen Veröffentlichung wichtiger Kennzahlen der Deckungsmassen macht die Zusammensetzung der Deckungsmassen transparent und im Zeitablauf vergleichbar. Die durch das Pfandbriefgesetz bewirkte Standardisierung verleiht dem per Dezember 2007 rund € 890 Mrd. schweren Pfandbriefmarkt eine Tiefe, die nur vom Markt für Staatsanleihen übertroffen wird.

Konservative Kreditstandards schließen Subprime aus. Der Bestand an wohnwirtschaftlichen Deckungswerten aus den USA lag zum Zeitpunkt des Ausbrechens der Subprime-Krise bei € 200 Mio. oder etwa 0,01 % aller Deckungswerte der Hypothekenpfandbriefe. Die hohen Kreditstandards des Pfandbriefgesetzes verhindern, dass niedrige Kreditqualitäten ihren Weg in die Deckungsmassen der Pfandbriefemittenten finden können. Im Fall der Hypothekendarlehen sind nur 60 % des nach konservativen Grundsätzen ermittelten Beleihungswertes der finanzierten Immobilien deckungsfähig und über den Pfandbrief refinanzierbar. Die Emittenten sind verpflichtet, bei der Gefahr von Preisverfällen zu überprüfen, ob der Wert der beliehenen Immobilien und Schiffe betroffen ist.

Im Fall von Staatsfinanzierungen sorgen strenge Auswahlkriterien für die nachhaltige Wertbeständigkeit der Deckungswerte. So können nur Forderungen gegen öffentliche Schuldner aus der Europäischen Union, den EWR-Staaten sowie den USA, Kanada, Japan und der Schweiz in Deckung genommen werden, wenn die staatliche Haftung unzweifelhaft besteht.

Fazit. Der Pfandbriefmarkt steht den Emittenten auch in Zeiten allgemeiner Verwerfungen an den Kredit- und Kapitalmärkten jederzeit offen. Die strengen Kreditstandards des Pfandbriefgesetzes verhindern, dass Subprime einen Weg in die Deckungsmassen der Pfandbriefemittenten findet.

Dank seiner gesetzlichen Qualitätsstandards, seiner Transparenz und seiner gut ausgeprägten Marktinfrastruktur ist der Pfandbrief zu einem international gefragten Kapitalmarktprodukt mit einem Umlaufvolumen von knapp € 900 Mrd. und zur Benchmark eines eigenständigen europäischen Covered-Bond-Marktes mit einem ausstehenden Volumen von knapp € 2 Billionen gereift.

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH & Co. KG, Herthastraße 7, Essen
Druck u. Verarbeitung	Buersche Druckerei Neufang KG, Gelsenkirchen

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HYPOTHEKENBANK IN ESSEN AG

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